   As filed with the Securities and Exchange Commission on November 22, 1999
                                                 Registration No. 333-
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--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            ------------------------

                                    FORM S-1
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933

                            TURNSTONE SYSTEMS, INC.
             (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)
                            ------------------------

             DELAWARE                             3669                            77-047640
 (STATE OR OTHER JURISDICTION OF      (PRIMARY STANDARD INDUSTRIAL             (I.R.S. EMPLOYER
  INCORPORATION OR ORGANIZATION)      CLASSIFICATION CODE NUMBER)           IDENTIFICATION NUMBER)

                               274 FERGUSON DRIVE
                        MOUNTAIN VIEW, CALIFORNIA 94043
                                 (650) 404-0200
  (ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE, OF
                   REGISTRANT'S PRINCIPAL EXECUTIVE OFFICES)

                               RICHARD N. TINSLEY
                     PRESIDENT AND CHIEF EXECUTIVE OFFICER
                            TURNSTONE SYSTEMS, INC.
                               274 FERGUSON DRIVE
                        MOUNTAIN VIEW, CALIFORNIA 94043
                                 (650) 404-0200
 (NAME, ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE,
                             OF AGENT FOR SERVICE)

                                   COPIES TO:

             THOMAS C. DEFILIPPS, ESQ.                              JOHN L. SAVVA, ESQ.
             ROBERT F. KORNEGAY, ESQ.                               ALBERT Y. LIU, ESQ.
              TED S. HOLLIFIELD, ESQ.                               JAMES OEHLER, ESQ.
               SANDRA PAK KNOX, ESQ.                                SULLIVAN & CROMWELL
         WILSON SONSINI GOODRICH & ROSATI                         1888 CENTURY PARK EAST
             PROFESSIONAL CORPORATION                          LOS ANGELES, CALIFORNIA 90067
                650 PAGE MILL ROAD                                    (310) 712-6600
                PALO ALTO, CA 94304
                  (650) 493-9300

                            ------------------------

        APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC:
As soon as practicable after the effective date of this Registration Statement.

    If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. [ ]

    If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration number of the earlier effective registration statement for the same offering. [ ]

    If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

    If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

    If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [ ]

                        CALCULATION OF REGISTRATION FEE

-------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------
       TITLE OF EACH CLASS                 PROPOSED MAXIMUM                       AMOUNT OF
        OF SECURITIES TO                  AGGREGATE OFFERING                    REGISTRATION
          BE REGISTERED                        PRICE(1)                              FEE
-------------------------------------------------------------------------------------------------------
Common Stock ($0.001 par value)..             $48,300,000                          $13,427
-------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------

(1) Estimated solely for the purpose of computing the amount of the registration fee pursuant to Rule 457(o) under the Securities Act of 1933.
                            ------------------------

    THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE SECURITIES AND EXCHANGE COMMISSION, ACTING PURSUANT TO SAID
SECTION 8(a), MAY DETERMINE.

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--------------------------------------------------------------------------------

      THE INFORMATION IN THIS PRELIMINARY PROSPECTUS IS NOT COMPLETE AND MAY BE CHANGED. THESE SECURITIES MAY NOT BE SOLD UNTIL THE REGISTRATION STATEMENT FILED WITH THE SECURITIES AND EXCHANGE COMMISSION IS EFFECTIVE. THIS PRELIMINARY PROSPECTUS IS NOT AN OFFER TO SELL NOR DOES IT SEEK AN OFFER TO BUY THESE SECURITIES IN ANY JURISDICTION WHERE THE OFFER OR SALE IS NOT PERMITTED.

                SUBJECT TO COMPLETION. DATED NOVEMBER 22, 1999.

                                               Shares

[Turnstone Systems, Inc.
    Logo]                    TURNSTONE SYSTEMS, INC.

                                  Common Stock
                           -------------------------

     This is an initial public offering of shares of common stock of Turnstone
Systems, Inc. All of the                shares of common stock are being sold by
Turnstone Systems.

     Prior to this offering, there has been no public market for our common stock. It is currently estimated that the initial public offering price will be
between $          and $     per share. Application has been made for quotation
of our common stock on the Nasdaq National Market under the symbol "TSTN".

     See "Risk Factors" beginning on page 4 to read about factors you should consider before buying shares of the common stock.

                           -------------------------

     NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY OTHER REGULATORY BODY HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                           -------------------------

                                                              Per Share    Total
                                                              ---------   --------
Initial public offering price...............................  $           $
Underwriting discount.......................................  $           $
Proceeds, before expenses, to Turnstone Systems.............  $           $

     To the extent the underwriters sell more than                shares of
common stock, the underwriters have the option to purchase up to an additional shares from Turnstone Systems at the initial public offering price less the underwriting discount.

                           -------------------------

     The underwriters expect to deliver the shares against payment in New York,
New York on                , 2000.

GOLDMAN, SACHS & CO.
                           DAIN RAUSCHER WESSELS
                                                   ROBERTSON STEPHENS
                           -------------------------

                    Prospectus dated                , 2000.

Inside Cover:
Title: The Turnstone Loop Management Solution
Diagram depicting the Copper CrossConnect(TM) CX100 being used in the copper local loop network by CLEC DSL service provider. At the top of the diagram is a gray shaded area representing the Central Office including a physical connection point, ILEC voice equipment, and two leased CLEC spaces. Copper wires connect from the physical connection point to the ILEC voice equipment, and from the physical connection point to each of the leased CLEC spaces. The diagram highlights one of the leased CLEC spaces to show the equipment deployed by the CLEC, including a CX100 and two DSLAMs. This is shown just to the right of the Leased CLEC space in a circle. Exiting the Central office, copper wires extend to another physical connection point, and then from there to multiple DSL subscribers, both businesses and homes. On the bottom right-hand side of the diagram is the Network Operations Center, with a logical link to the CX100 in the Central office, representing software control. The bottom of the diagram shows the horizontal version of the Turnstone logo.

                               PROSPECTUS SUMMARY

     This summary does not contain all of the information that you should consider before investing in our common stock. You should read the entire prospectus carefully, especially "Risk Factors" beginning on page 4. Unless otherwise indicated, this prospectus (A) assumes the exercise of a warrant to purchase 90,000 shares of our Series A Preferred Stock, (B) gives effect to the automatic conversion of our outstanding preferred stock into common stock upon the closing of the offering and (C) assumes that the underwriters do not exercise their option to purchase additional shares in this offering.

                            TURNSTONE SYSTEMS, INC.

     We are a leading provider of loop management solutions that enable local exchange carriers to rapidly deploy and efficiently maintain Digital Subscriber Line, or DSL, services. Loop management is the term we use to describe the automation and remote control of installation, qualification and maintenance of copper telephone lines. The Copper CrossConnect CX100, our first product, is currently being installed in telephone company central offices by Competitive Local Exchange Carriers, or CLECs, to speed their deployment of DSL services. We sell our CX100 through our direct sales force and through an original equipment manufacturer relationship with Lucent Technologies, who has chosen to sell the CX100 as a co-branded system. As of October 31, 1999, our products have been deployed by Bluestar Communications, Covad Communications, DSL.net, Jato Communications, MGC Communications, Network Access Solutions and Rhythms NetConnections. For the nine months ended September 30, 1999, we recognized $14.7 million in revenues and shipped over 1,500 CX100 systems.

                                  OUR INDUSTRY

     We believe that Internet content and the number of users accessing the Internet will continue to grow rapidly. As more users access more content, the ability to connect to the Internet at high speeds is becoming increasingly important for businesses and consumers. Growing demand for high-speed Internet access, increased competition resulting from telecommunications deregulation and pressure from alternative means of providing high-speed access services have led both traditional and new telecommunications service providers to deploy new networks using DSL technology.

     DSL networks are an attractive means of providing high-speed access services because they can be deployed over existing copper telephone lines, substantially reducing the cost of building a new network. In addition, significant portions of the cost of a DSL network can be deferred until subscribers are added, reducing the initial fixed cost of the network.

     Despite these inherent advantages, DSL deployment and maintenance has to-date been difficult, expensive and labor intensive. DSL operates at higher frequencies than traditional analog voice service and is therefore more dependent on the length and quality of the copper line. These copper lines were installed as part of analog telephone networks developed and deployed over the past 100 years to carry voice traffic, and frequently require qualification and preparation to support DSL deployment. Most equipment vendors have focused on the needs of the traditional local exchange carriers and their analog voice service offerings. These vendors have not developed products optimized for the unique requirements of new local exchange carriers and DSL services. Traditional systems, often based on proprietary software and requiring on-site technicians using hand-held test equipment, are difficult and expensive to integrate with new DSL equipment and modern operational support systems. These traditional systems limit the ability of telecommunications service providers to rapidly scale their networks and expand their subscriber base for high-speed digital services. We believe widespread deployment of competitive DSL services requires a shift from labor-intensive processes to new infrastructure equipment providing for the automation and remote management of line installation, qualification and maintenance.

                           OUR SOLUTION AND STRATEGY

     We believe that our CX100 and CrossWorks software represent the first commercially available loop management solution specifically designed and built to meet the requirements of local exchange carriers deploying DSL. The CX100 product family enables the rapid and efficient deployment of high-speed digital services on existing copper telephone lines.

     The benefits of our loop management solution include:

     - RAPID AND EFFICIENT DSL DEPLOYMENT. Our CX100 enables carriers to remotely identify and qualify any line connected through the system. Accurate line identification and qualification, without the need for on-site labor, enable local exchange carriers to rapidly and efficiently deploy DSL services.

     - IMPROVED NETWORK RELIABILITY. The CX100 improves network reliability and availability, enabling local exchange carriers to offer guaranteed levels of service. Using our CX100, local exchange carriers can rapidly restore service in the event of failure in DSL equipment by remotely reconnecting affected lines around a problem. This process, which we call protection switching, enables services to be restored rapidly without requiring the costly dispatch of personnel on-site.

     - AUTOMATED OPERATIONS. Our CrossWorks software operates in conjunction with the CX100 to automate the collection, analysis and archiving of information regarding subscribers, line quality, test histories and other loop management information. Raw test data can be automatically gathered at programmed intervals and analyzed, generating pass/fail notifications based on user-defined thresholds for particular services. CrossWorks also includes automated network administration capabilities such as software upgrades, backups and alarm tracking.

     - COMPATIBLE WITH ALL SERVICES AND PLATFORMS. The CX100 is based on a physical connection architecture that is compatible with all types of services delivered on copper telephone lines and all types of Digital Subscriber Line Access Multiplexers, or DSLAMs. A DSLAM is a network device that receives signals from multiple DSL connections and puts the signals on a larger, high-speed transmission line. A single CX100 may be deployed with multiple DSLAMs from a variety of vendors, including Alcatel, Cisco, Copper Mountain, Lucent, Nokia and Paradyne. With our solution in place, local exchange carriers can deploy next-generation equipment to support emerging DSL services as well as leverage existing investments in networking equipment that support more traditional services.

     Our objective is to be the leading provider of loop management solutions for local exchange carriers. The following are key elements of our strategy:

     - increase our penetration of competitive local exchange carriers and penetrate new markets as they emerge;

     - enhance product offerings to provide better value to existing and new customers;

     - leverage relationships with original equipment manufacturers and complementary equipment vendors; and

     - outsource manufacturing of our products to lower manufacturing costs and enhance flexibility.

                             CORPORATE INFORMATION

     We were incorporated in Delaware in January 1998. Our principal executive offices are located at 274 Ferguson Drive, Mountain View, California 94043, and our telephone number is (650) 404-0200.

                                  THE OFFERING

Shares offered........................                     shares

Shares to be outstanding after the
offering..............................                     shares

Proposed Nasdaq National Market
symbol................................      "TSTN"

Use of proceeds.......................      For general corporate purposes,
                                            including working capital and
                                            capital expenditures and potential
                                            acquisitions of, or investments in,
                                            complementary businesses,
                                            technologies and products.

     The total number of shares outstanding after the offering is based on shares outstanding as of September 30, 1999, assuming the exercise for cash of a warrant to acquire 90,000 shares that would otherwise expire upon the closing of this offering. It excludes:

     - 2,999,000 shares of common stock issuable upon exercise of options outstanding under our 1998 Stock Plan at a weighted average exercise price of $1.754 per share;

     - 480,776 shares available for future issuance under our 1998 Stock Plan;

     - 5,000,000 shares available for issuance under our 2000 Stock Plan;

     - 500,000 shares available for issuance under our 2000 Employee Stock Purchase Plan; and

     - 45,000 shares of common stock issuable upon exercise of an outstanding warrant at an exercise price of $0.50 per share.

                         SUMMARY FINANCIAL INFORMATION
                                 (IN THOUSANDS)

                                                         PERIOD FROM         NINE MONTHS ENDED
                                                          INCEPTION            SEPTEMBER 30,
                                                     (JANUARY 2, 1998) TO    ------------------
                                                      DECEMBER 31, 1998       1998       1999
                                                     --------------------    -------    -------
STATEMENT OF OPERATIONS DATA:
Net revenues.......................................        $    --           $    --    $14,704
Gross profit.......................................             --                --      7,784
Operating loss.....................................         (4,941)           (3,075)      (756)
Net loss...........................................         (4,749)           (2,904)      (707)

     The balance sheet data displayed in the "Pro Forma As Adjusted" column below reflects (A) the exercise for cash of a warrant to purchase 90,000 shares of our Series A Preferred Stock, (B) the automatic conversion of our outstanding preferred stock into common stock upon the closing of the offering and (C) our sale of shares of common stock offered by this prospectus at an assumed initial
public offering price of $     per share and the application of our net proceeds
from the offering, after deducting an assumed underwriting discount and estimated offering expenses payable by us, as described in "Use of Proceeds".

                                                               SEPTEMBER 30, 1999
                                                              ---------------------
                                                                         PRO FORMA
                                                              ACTUAL    AS ADJUSTED
                                                              -------   -----------
BALANCE SHEET DATA:
Cash and cash equivalents...................................  $ 6,952      $
Working capital.............................................    8,538
Total assets................................................   16,197
Long-term obligations under capital leases, less current
  portion...................................................      300
Stockholders' equity........................................    9,231

                                  RISK FACTORS

     This offering and an investment in our common stock involve a high degree of risk. You should carefully consider the risks described below before making an investment decision. If any of the following risks actually occurs, our business, financial condition and results of operations could be seriously harmed. In that case, the trading price of our common stock could decline, and you could lose all or part of your investment.

WE ONLY BEGAN SELLING OUR PRODUCTS IN THE FIRST QUARTER OF 1999, AND AS A RESULT, IT IS DIFFICULT TO FORECAST OUR FUTURE OPERATING RESULTS.

     Due to our limited operating history, it is difficult or impossible to accurately forecast our revenues. In addition, we have limited meaningful historical financial data upon which to base planned operating expenses. Specifically, we began operations in January 1998, introduced our Copper CrossConnect CX100 in October 1998 and only began shipping the CX100 in the first quarter of 1999. The revenue and income potential of our products and business are unproven and you should not rely on the results for any historic period as an indication of our future performance. If we do not achieve our expected revenue growth, our operating results will be below our expectations and the expectations of investors and market analysts, which could cause the price of our common stock to decline substantially.

WE HAVE LOST MONEY IN THE PAST AND MAY EXPERIENCE LOSSES IN THE FUTURE, WHICH COULD CAUSE THE MARKET PRICE OF OUR COMMON STOCK TO DECLINE.

     We lost $4.7 million in our first year of operations which ended December 1998. Although we recently achieved profitability on a quarterly basis, we cannot be certain that we will maintain profitability in the future. In addition, we had an accumulated deficit of $5.5 million as of September 30, 1999. We expect to continue to incur significant product development, sales and marketing and administrative expenses. In particular, we anticipate that our expenses will increase substantially in the next 12 months as we:

     - increase our sales and marketing activities, particularly by expanding our direct sales force;

     - develop our technology, expand our existing product lines and add new features to penetrate new markets; and

     - develop additional infrastructure and hire additional management to keep pace with our growth.

     Our operating expenses are largely based on currently anticipated revenue trends, which may not be realized, and a high percentage of our expenses are and will continue to be fixed in the short term. We will need to generate significant revenues to maintain profitability. We cannot be certain that we can generate revenue growth consistent with our recent experience, or that our revenues will be sufficient to maintain profitability. If we incur losses, the market price of our common stock may decline substantially.

OUR SUCCESS WILL DEPEND ON THE BROADER ACCEPTANCE OF DSL TECHNOLOGIES FOR HIGH SPEED DATA ACCESS.

     Our products are primarily used by local exchange carriers who offer Digital Subscriber Line, or DSL, based services. DSL technology allows communications companies to offer high-speed services over standard copper telephone lines. Our future success is substantially dependent upon whether DSL technology gains widespread market acceptance by local exchange carriers, of which there are a limited number, and end users of their services. Local exchange carriers are continuously evaluating alternative high-speed data access technologies and may at any time adopt technologies other than DSL. Numerous other high-speed access technologies, including cable modems, wireless technology and satellite technologies compete with DSL-based services. These competing technologies may ultimately prove to be superior to DSL-based services and reduce or eliminate the demand for our products. If DSL technology fails to gain widespread acceptance, our revenues and results of operations would be adversely affected.

THE CX100 IS CURRENTLY OUR ONLY VOLUME PRODUCT, AND OUR FUTURE REVENUES WILL DEPEND ON ITS MARKET ACCEPTANCE.

     Our future growth and a significant portion of our future revenue depend on the success of our CX100, which is the only volume product that we currently offer. We only began shipping the CX100 in the first quarter of 1999 and cannot be certain that it will gain widespread market acceptance. Factors that may affect the market acceptance of the CX100 include market acceptance of DSL technology as well as the performance and price of the CX100 relative to competing products. Potential customers may not become aware of the CX100 or may choose not to evaluate it. Many potential customers who have evaluated the CX100 have not yet deployed the product in production network environments and may choose not to deploy our current product or any of our future products. Other potential customers may have already deployed another technology and may therefore be unwilling to deploy the CX100.

     Even when customers do purchase and deploy our product, it may not operate as expected. Failure of the CX100 to operate as expected could delay or prevent its volume deployment, which could decrease our revenues and increase our expenses as we devote additional development resources to improving product performance. The success and deployment into our customers' networks of the CX100 will also depend on customer satisfaction with our products and numerous other factors, including:

     - the realization of operating cost efficiencies for our customers when CX100 products are deployed and our customers' ability to quantify these operational efficiencies;

     - our successful development of systems and software that address customer infrastructure requirements; and

     - our customers' successful integration of our CrossWorks software into their operational support systems.

     Failure of the CX100 or future products to maintain and achieve meaningful levels of market acceptance and customer satisfaction would limit our sales, and harm our results of operations.

WE DERIVE OUR REVENUES FROM A SMALL NUMBER OF CUSTOMERS, AND ANY DECREASE IN REVENUES FROM A MAJOR CUSTOMER COULD SERIOUSLY HARM OUR BUSINESS.

     We began recognizing revenues from the CX100 in the quarter ended March 31, 1999. Our revenues to date have been recognized from a small number of customers. Revenues from significant customers as a percentage of our total revenues for the nine months ended September 30, 1999 were as follows:

                                                            NINE MONTHS ENDED
                                                            SEPTEMBER 30, 1999
                                                            ------------------
Rhythms NetConnections....................................          55%
Network Access Solutions..................................          24%

     We expect that the majority of our revenues will continue to depend on sales of the CX100 to a small number of customers, specifically Competitive Local Exchange Carriers, or CLECs. A CLEC is a company that, following the Telecommunications Act of 1996, is authorized to compete in the local communications services market. In addition, a small number of customers may account for substantially all of our revenues in any particular quarter, and these customers may change from quarter to quarter. For the quarter ended September 30, 1999, Rhythms NetConnections accounted for 55%, Network Access Solutions accounted for 24% and DSL.net accounted for 11% of our revenues.

     There is a limited number of local exchange carriers that are potential customers, and we cannot be certain that this number will increase in the future. Accordingly, unless we expand our customer base, our future revenues will significantly depend upon the timing and size of future purchase orders from our largest customers. Purchases by large customers and, therefore, our revenues, may vary significantly from quarter to quarter. The loss of any one of our major customers or a reduction or delay in purchases of our products from any one of these customers would cause our revenues to decline and could seriously harm our business.

     In addition, because we are dependent on a limited number of customers, we expect to experience volatility relating to the budgeting cycles of our customers and the telecommunications industry in general. Adverse changes in our revenues or operating results as a result of these budgeting cycles or any other reduction in capital expenditures by our large customers could result in a substantial reduction in the trading price of our stock.

     Our customers tend to be significantly larger than us and are able to exert a high degree of influence over us. They have sufficient bargaining power to demand low prices and other terms and conditions that may negatively affect our business and results of operations.

SUBSTANTIALLY ALL OF OUR REVENUES COME FROM EMERGING CLECS THAT MAY REDUCE OR DISCONTINUE THEIR PURCHASE OF OUR PRODUCTS AT ANY TIME.

     Our customers to date have predominantly been CLECs. Many of these CLECs are new companies without substantial operating histories and have yet to earn a profit or demonstrate sustainable business models. The market for the services provided by these CLECs has only begun to emerge since the passage of the Telecommunications Act of 1996, and many CLECs are still building their infrastructure and developing their sales and marketing processes. These CLECs require substantial capital for the development, construction and expansion of their networks and the introduction of their services. Financing may not be available to emerging CLECs on favorable terms, if at all. A reduction in the financing available to our customers, or the inability of our customers to obtain financing, could impair our ability to make future sales as well as to collect for sales we have already made. In addition, we may choose to provide financing to our customers which may subject us to additional financial risk and reduce our profitability.

     Our customers have no minimum purchase obligations and may reduce or discontinue purchases of our products at any time. To date our customers have deployed DSL equipment, including our products, in substantially larger volumes than their current subscriber count. The inability of our current or future CLEC customers to acquire and retain subscribers as planned, or to respond to competition for their services or reduced demand for their services, could adversely affect their operating results or cause them to reduce or eliminate their DSL deployment plans. If our customers are forced to reduce or eliminate their DSL deployment plans, our sales to them would decline and our business would be seriously harmed.

     In addition, the telecommunications service provider industry has recently experienced consolidation. The loss of a customer, through industry consolidation or otherwise, could reduce or eliminate our sales to that customer and cause our operating results to suffer.

THE LONG SALES CYCLE FOR THE CX100 MAY CAUSE OUR REVENUES AND OPERATING RESULTS TO VARY SIGNIFICANTLY FROM QUARTER TO QUARTER.

     A customer's network planning and purchase decisions normally involve a significant commitment of its resources and a lengthy evaluation and product qualification process. Since the decision to purchase the CX100 is made as part of this network planning process, our sales cycle is lengthy, often as long as one year or more. Throughout the sales cycle, we often spend considerable time and resources educating and providing information to prospective customers regarding the use and benefits of the CX100. Even after making the decision to purchase the CX100, our customers may delay or cancel the deployment of the CX100. Timing of deployment can vary widely and depends on:

     - customers' current network deployment procedures;

     - customers' level of expertise;

     - status and performance of customers' other network equipment;

     - size of the deployment;

     - market acceptance of DSL-based services;

     - complexity of the customer's network environment;

     - degree of software development and integration necessary for the customer to deploy the CX100; and

     - financial and administrative resources of the customer.

     We cannot predict these sales and deployment cycles. These long cycles may cause our revenues and operating results to vary significantly and unexpectedly from quarter to quarter.

INTENSE COMPETITION IN OUR INDUSTRY COULD SUBSTANTIALLY IMPAIR OUR BUSINESS AND OUR OPERATING RESULTS.

     The market for telecommunications equipment is highly competitive. A number of companies produce products that compete with ours, including Harris Corporation, Hekimian Laboratories, Hewlett-Packard Company, Lucent Technologies, Nortel Networks, Teradyne Corporation and Tollgrade Communications. In addition, a number of smaller companies are expected to produce products that compete with ours. Due to the rapidly evolving market in which we compete, additional competitors with significant market presence and financial resources, including other large telecommunications equipment manufacturers, may enter that market, thereby further intensifying competition. If we are unable to compete effectively in the market for loop management equipment, our revenues could decline, our expenses could increase, and our earnings could decrease or we could experience losses.

     We also compete with DSL equipment providers, including Alcatel, Lucent, Nokia and Nortel, who have each announced plans to incorporate competitive features and functionality into their Digital Subscriber Line Access Multiplexers, or DSLAMs. A DSLAM is a network device, usually located at a telephone company's central office, that receives signals from multiple DSL connections and puts the signal on a larger, high-speed transmission line. Lucent has announced plans to produce DSLAM products that will include some of the same features and functions as our CX100 product. If our current and potential customers choose to deploy DSLAMs that include features and functions that are competitive with our products, or delay purchases of our products to evaluate these DSLAMs, our business could be seriously harmed. To the extent we expand the capabilities of our products to incorporate functionality traditionally contained in other equipment, we may also face increased competition from other vendors.

     Many of our current and potential competitors have significantly greater selling and marketing, technical, manufacturing, financial, and other resources. Moreover, current or future competitors may foresee the course of market developments more accurately than we do and could in the future develop new technologies that compete with our products or render our products obsolete. To compete, we will need to make significant investments in research and development, marketing, and customer service and support. We may not have sufficient resources to continue to make the investments or achieve the technological advances necessary to compete successfully.

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

WE EXPECT AVERAGE SELLING PRICES AND GROSS MARGINS OF OUR PRODUCTS TO DECREASE.

     The market for telecommunications equipment is characterized by declining prices due to increased competition, new products and increasing unit volumes. Due to competition and potential pricing pressures from large customers in the future, we expect that the average selling price and gross margins for our products will decline over time. If we fail to reduce our production costs, our gross margins will decline rapidly. We may not be successful in redesigning our products or achieving cost reductions in a timely manner, particularly as we introduce new products. We cannot be certain that any redesign will provide sufficient cost reductions to allow us to remain competitive.

IF WE FAIL TO ENHANCE EXISTING PRODUCTS OR DEVELOP AND SELL NEW PRODUCTS THAT MEET CUSTOMER REQUIREMENTS, OUR SALES WILL SUFFER.

     Many of our current and potential customers may require product features that our CX100 product does not have. For instance, some of our potential customers, particularly Incumbent Local Exchange Carriers, or ILECs, require management and testing capabilities for traditional analog telephone services, and our products do not currently offer this functionality. An ILEC is a communications company that held an exclusive license to offer local telephone services prior to the Telecommunication Act of 1996. In addition, some potential customers have sought to use our products for uses we have not anticipated, and we have been required to determine whether the requested functionality could be integrated into our product. To the extent we are required to add features to our products in order to achieve a sale, our sales cycle will lengthen, and we will incur increased development costs for our products. To increase our sales, we must effectively anticipate and adapt to customer requirements and offer products and services that meet customer demands. Our failure to develop products or offer services that satisfy customer requirements would reduce our sales and harm our operating results.

     We intend to continue to invest in product and technology development. The development of new or enhanced products is a complex and uncertain process that requires the accurate anticipation of technological and market trends. We may experience design, manufacturing, marketing and other difficulties that could delay or prevent the development, introduction or marketing of new products and enhancements. The introduction of new or enhanced products also requires that we manage the transition from older products in order to minimize disruption in customer ordering patterns and ensure that adequate supplies of new products can be delivered to meet anticipated customer demand. The introduction of new and enhanced products may cause certain customers to defer or cancel orders for, or to return, existing products. Although we maintain reserves for product returns, these reserves may prove inadequate. In addition, the development of new or enhanced products could cause inventory held by our contract manufacturer, A-Plus Manufacturing, to become obsolete. In that event, we could be obligated to purchase that inventory from A-Plus Manufacturing. Our inability to effectively manage a product transition would reduce our sales and increase our expenses, and could result in our experiencing substantial losses.

OUR BUSINESS MAY BE ADVERSELY AFFECTED BY REGULATION OF THE COMMUNICATIONS INDUSTRY.

     The jurisdiction of the Federal Communications Commission, or FCC, extends to the communications industry, to our customers and to the products and services that our customers offer. Future FCC regulations, or regulations set forth by other regulatory bodies, may reduce the demand for our products. For example, the FCC regulates access to copper telephone lines and the ability of CLECs to deploy equipment at an ILEC's facility. In addition, international regulatory bodies are beginning to adopt standards for the communications industry. The delays that these governmental processes entail may cause order cancellations or postponements of product purchases by our customers, which would reduce our revenues and harm our operating results.

     The operational and regulatory relationship between ILECs and CLECs could change in ways that would reduce the need for our products. Substantially all of our revenue is derived from CLECs who

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

lease copper lines from ILECs in the United States. Because the CLECs do not have access to the ILECs' line maintenance systems, the CLECs have typically implemented an independent line maintenance system and may deploy the CX100 as a key component of this system. In the future, CLECs may gain access to ILEC's line maintenance infrastructure if mandated by the FCC, which would eliminate or reduce the need for our products.

     On November 18, 1999, the FCC ordered line sharing, a network arrangement in which ILECs must share the existing subscriber line with CLECs. Some of the functions of our CX100 product line may not function as effectively or at all in a shared line configuration. To the extent that CLECs elect to provide DSL services on shared lines that they would have otherwise deployed on separate lines, the demand for our products could be significantly reduced or eliminated. In addition, we may need to redesign or modify our products for shared line configurations.

     In addition to complying with FCC regulations, our products are required to meet certain safety requirements. Typically, our products must be Network Equipment Building Standard, or NEBS, compliant and certified by Underwriters Laboratory before they may be deployed in central office applications. We cannot be sure that we will be able to obtain the regulatory approvals and certifications we need to sell our products on a timely basis, or at all. If we fail to obtain these approvals and certifications on a timely basis, our future revenues and business could suffer.

IF WE FAIL TO ACCURATELY PREDICT OUR MANUFACTURING REQUIREMENTS, WE COULD INCUR ADDITIONAL COSTS OR EXPERIENCE MANUFACTURING DELAYS.

     We have a supply contract with A-Plus Manufacturing to build our products. We provide product demand forecasts to A-Plus Manufacturing no less than six months prior to scheduled delivery of products to our customers. If we overestimate our requirements, A-Plus Manufacturing may have excess inventory, which we could be obligated to purchase. If we underestimate our requirements, A-Plus Manufacturing may have inadequate inventory, which could interrupt manufacturing of our products and result in delays in shipments and revenues, or add additional costs to our products to expedite delivery of certain long lead time components.

     In addition, lead times for some of the materials and components we use are very long and depend on factors such as the specific supplier, contract terms and demand for each component at a given time. We also may experience shortages of components from time to time, which also could delay the manufacturing of our products. Additionally, long lead times for some materials and components have in the past, and may in the future, cause us to attempt to mitigate these lead times by purchasing inventories of some parts ourselves, increasing our costs and risk of obsolescence. If we fail to carry a sufficient inventory of long lead time items, if lead times increase or if demand for our products increases unexpectedly, we may have insufficient access to components necessary to meet demand for our products on a timely basis.

SOME KEY COMPONENTS IN OUR PRODUCTS COME FROM SOLE OR LIMITED SOURCES OF SUPPLY, WHICH EXPOSES US TO POTENTIAL SUPPLY INTERRUPTION.

     We currently purchase a number of key components used in the manufacture of our CX100 product from sole or limited sources of supply for which alternative sources are not currently qualified and may not be available. We have no guaranteed supply arrangement with these suppliers, and we or our contract manufacturer may fail to obtain these supplies in a timely manner in the future. Delivery delays, supply interruptions or the discontinuation of these components could result in delays or reductions in product shipments and revenues. In addition, the purchase of these components on a sole source basis subjects us to risks of price increases and potential quality assurance problems.

     We currently purchase key components for which there are currently no substitutes available from approximately 12 suppliers. All of these components are critical to the production of our products, and we may also compete with other manufacturers for these key components. While alternative suppliers may be available to us, we must first identify these suppliers and qualify them. Qualifying additional
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

suppliers is time-consuming and expensive. We cannot be certain that we will be able to qualify or identify alternative suppliers in a timely fashion, or at all. In addition, we may not be able to obtain sufficient quantities of these components from our existing or future suppliers on the same or substantially the same terms as are currently available to us. Consolidations involving suppliers could further reduce the number of alternatives for us and affect the cost of components. An increase in the cost of components could make our products less competitive and result in lower margins.

     One supplier, Burr-Brown, has stopped manufacturing a sole source component that we use to manufacture the CX100. We are working to identify and implement an alternative. We may not, however, successfully accomplish this prior to depleting our supply of the component.

     Financial or other difficulties faced by these suppliers or significant changes in market demand for these components could limit the availability to us of these components. Any interruption or delay in the supply of any of these components, or the inability to obtain these components from alternate sources at acceptable prices and within a reasonable amount of time, would adversely affect our ability to meet scheduled product deliveries to our customers, cause us to lose sales to existing and future customers and harm our operating results and financial condition.

WE DEPEND ON A SINGLE CONTRACT MANUFACTURER WHOSE FAILURE TO MEET OUR REQUIREMENTS COULD SEVERELY HARM OUR BUSINESS.

     We rely on a single contract manufacturer, A-Plus Manufacturing, to build our products. Because we currently do not have a long-term supply contract with A-Plus Manufacturing, they are not obligated to supply products to us for any specific period, in any specific quantity or at any certain price, except as may be specified in a particular purchase order. Our current supply contract with A-Plus Manufacturing can be terminated by either party with 120 days notice for any reason. If the contract is terminated, we would be required to purchase any excess inventory held by A-Plus Manufacturing, they would no longer be obligated to manufacture products for us and our ability to supply products to our customers could be seriously harmed. We may be unable to develop alternative manufacturing arrangements on a timely basis, or at all. In addition, A-Plus Manufacturing may not meet our future requirements for product quality or timely delivery. The inability of A-Plus Manufacturing to provide us with adequate supplies of high-quality products, or the termination of our relationship with A-Plus Manufacturing, would delay the fulfillment of customer orders, harm our relationships with our customers and adversely affect our financial condition and results of operations.

BECAUSE OUR PRODUCTS ARE DEPLOYED IN COMPLEX ENVIRONMENTS, THEY MAY HAVE ERRORS OR DEFECTS THAT ARE FOUND ONLY AFTER FULL DEPLOYMENT, WHICH COULD SERIOUSLY HARM OUR BUSINESS.

     The CX100 is designed for large and complex networks. The CX100 was only recently introduced and, to date, has been deployed on a limited basis. Consequently, our customers may discover errors or defects in our hardware or software only after it has been fully deployed and operated as part of their infrastructure in connection with products from other vendors, especially DSLAMs and DSL modems. Errors or other problems that may be identified in full deployment could result in:

     - loss of or delay in revenues and loss of customers or market share;

     - failure to achieve market acceptance;

     - diversion of development resources;

     - increased service and warranty costs;

     - legal actions by our customers; and

     - increased insurance costs.

     Because our products are designed to provide critical services, in the event errors, defects or failures are discovered with respect to our current or future products, or as new versions are released, we may incur significant liabilities. Although we maintain product liability insurance covering some damages arising from implementation and use of our products, our insurance may not fully cover claims sought against us. Liability claims could require us to spend significant time and money in litigation or to pay significant damages. Any claims, whether or not successful, could damage our reputation and our business, increase our expenses and impair our operating results.

OUR BUSINESS MAY BE SERIOUSLY HARMED IF WE ARE UNABLE TO DEVELOP AND MAINTAIN RELATIONSHIPS WITH THIRD PARTIES TO MARKET AND SELL OUR PRODUCTS.

     Our growth will largely be dependent upon relationships with third parties who market and sell our products. In particular, we have entered an original equipment manufacturer agreement with Lucent Technologies under which we have agreed to co-brand and sell our products to Lucent. The amount and timing of resources that Lucent devotes to our business is not within our control, and our agreement does not require Lucent to sell specified volumes of our products. If Lucent reduces its purchases of our products or breaches or terminates the agreement, our business will be harmed. In the event that this agreement is terminated, we may not be able to establish another suitable original equipment manufacturer relationship. In addition to our CX100 products, Lucent resells products manufactured by Tollgrade, our direct competitor. Lucent has also announced plans to produce DSLAM products that will include some of the same features and functions as our CX100 product. Lucent may choose to sell Tollgrade or other competing products instead of our products.

WE DEPEND ON OUR KEY PERSONNEL TO MANAGE OUR BUSINESS EFFECTIVELY IN A RAPIDLY CHANGING MARKET AND IF WE ARE UNABLE TO RETAIN OUR KEY PERSONNEL OR HIRE ADDITIONAL PERSONNEL, OUR ABILITY TO EXECUTE OUR BUSINESS STRATEGY OR GENERATE SALES COULD BE HARMED.

     Our future success depends upon the continued services of our executive officers and other key engineering, sales, marketing and support personnel. In particular, Richard N. Tinsley, President and Chief Executive Officer, and P. Kingston Duffie, Chief Technology Officer, possess industry and technical knowledge and are especially critical to our future success. None of our officers or key employees is bound by an employment agreement for any specific term, nor do we have "key person" life insurance policies covering any of our employees.

     Our products and services require a sophisticated selling effort targeted at several key people within our prospective customers' organizations. This process requires the efforts of experienced sales personnel as well as specialized systems and consulting engineers. In addition, the complexity of our products and the difficulty of configuring and maintaining them require highly trained customer service and support personnel. We intend to hire a significant number of engineering, sales, marketing and customer service and support personnel in the future, and we believe our success depends, in large part, upon our ability to attract and retain these key employees. Competition for these personnel is intense, especially in the San Francisco Bay area. There can be no assurance that we will be successful in attracting and retaining these individuals.

     The loss of the services of any of our key employees, the inability to attract or retain qualified personnel in the future, or delays in hiring required personnel, particularly engineers and sales personnel, could impair our ability to develop, introduce and sell our products. In addition, companies in the telecommunications industry whose employees accept positions with competitors frequently claim that such competitors have engaged in unfair hiring practices. We could incur substantial costs in defending ourselves against these claims, regardless of their merits.

WE DEPEND ON A SINGLE APPLICATION SERVICE PROVIDER FOR INFORMATION SYSTEMS AND SERVICES.

     We rely on a single application service provider, AristaSoft Corporation, to provide accounting and operations software and support. AristaSoft began providing information systems and services to us on a regular basis in August 1999, at which time we were their only customer. We do not have an agreement with AristaSoft requiring them to provide services to us for any specified period, and AristaSoft could terminate their relationship with us on short notice. If we needed to qualify a new application servicer provider, we might be unable to do so on a timely basis, or at all. AristaSoft's services are provided on application and database servers located at offsite data facilities and accessed via communications links from our facility. We cannot be certain that AristaSoft will be able to manage a scalable and reliable information technology infrastructure to support the growth of our business. If AristaSoft stops providing services to us or if there is a service interruption, our ability to process orders, ship products, prepare invoices and manage our day-to-day financial transactions would be harmed, and our results of operations would suffer.

IF WE FAIL TO MANAGE EXPANSION EFFECTIVELY, OUR BUSINESS, FINANCIAL CONDITION AND PROSPECTS COULD BE SERIOUSLY HARMED.

     We have expanded our operations rapidly since our inception. The number of our employees increased from eight in January 1998 to 69 in October 1999. We intend to continue to expand in order to pursue existing and potential market opportunities. Our planned rapid growth places a significant strain on management and operational resources.

     Our contract manufacturer, A-Plus Manufacturing, and our application service provider, AristaSoft, must also be able to expand in order to support us. If either of them is unable to do so, our ability to grow our business and our results of operations would be harmed.

     We expect to require additional office space within the next 12 months. We may be unable to locate necessary office space on commercially reasonable terms or in a timely manner. Failure to do so would disrupt our business and could harm our operating results and financial condition.

RAPID TECHNOLOGICAL CHANGE COULD RENDER OUR PRODUCTS OBSOLETE.

     The markets for high-speed telecommunications products are characterized by rapid technological developments, frequent enhancements to existing products and new product introductions, changes in customer requirements and evolving industry standards. The emerging nature of these products and services and their rapid evolution will require us to continually improve the performance, features and reliability of our products, particularly in response to competitive product offerings. We cannot be sure that we will be able to respond quickly and effectively to these developments. The introduction or market acceptance of products incorporating superior technologies or the emergence of alternative technologies or new industry standards could render our existing products, as well as products currently under development, less economical, obsolete and unmarketable. For example, if semiconductor, robotic or other technologies become effective alternatives for our product architecture, our business would be seriously harmed.

OUR BUSINESS WILL BE ADVERSELY AFFECTED IF WE ARE UNABLE TO PROTECT OUR INTELLECTUAL PROPERTY.

     We presently have no patents and no patent applications. Future patent applications, if any, may not be approved, any issued patents may not protect our intellectual property and any issued patents could be challenged by third parties. Furthermore, other parties may independently develop similar or competing technology or design around any patents that may be issued to us. Attempts may be made to copy or reverse engineer aspects of our products or to obtain and use information that we regard as proprietary. We attempt to protect our intellectual property rights by limiting access to the distribution of our software, documentation and other proprietary information and by relying on a combination of copyright, trademark and trade secret laws. In addition, we enter into confidentiality agreements with our employees and certain customers, vendors and strategic partners. These steps may fail to prevent the misappropriation of our intellectual property, particularly in foreign countries where the laws may not protect our proprietary rights as fully as in the United States. If we fail to

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

adequately protect our proprietary rights, our competitors could offer similar products, potentially harming our competitive position and decreasing our revenues.

IF WE BECOME INVOLVED IN A PROTRACTED INTELLECTUAL PROPERTY DISPUTE, OR ONE WITH A SIGNIFICANT DAMAGES AWARD, OR WHICH REQUIRES US TO CEASE SELLING OUR PRODUCTS, OUR OPERATING RESULTS WOULD SUFFER.

     In recent years, there has been significant litigation in the United States involving patents and other intellectual property rights. Although we have never been involved in any intellectual property litigation, we may be a party to litigation in the future to protect our intellectual property or as a result of an alleged infringement of others' intellectual property. These claims and any resulting lawsuit, if successful, could subject us to significant liability for damages and invalidate our proprietary rights. These lawsuits, regardless of their success, would likely be time-consuming and expensive to resolve and would divert management time and attention. Any potential intellectual property litigation also could force us to do one or more of the following:

     - cease selling, incorporating or using products or services that incorporate the infringed intellectual property;

     - obtain from the holder of the infringed intellectual property right a license to sell or use the relevant technology, which license may not be available on acceptable terms, if at all; or

     - redesign those products or services that incorporate the disputed technology.

     In the future, we may be subject to a successful claim of infringement against us and our failure or inability to develop non-infringing technology or license the infringed technology on acceptable terms and on a timely basis, would harm our business by reducing our revenues or increasing our expenses.

     We may in the future initiate claims or litigation against third parties for infringement of our proprietary rights or to determine the scope and validity of our proprietary rights or the proprietary rights of competitors. These claims could result in costly litigation and the diversion of our technical and management personnel. As a result, our operating results could suffer and our financial condition could be harmed.

WE FACE A NUMBER OF UNKNOWN RISKS ASSOCIATED WITH YEAR 2000 PROBLEMS.

     The year 2000 computer problem refers to the potential for system and processing failures of date-related data as a result of computer-controlled systems using two digits rather than four to define the applicable year. For example, computer programs that have time-sensitive software may recognize a date represented as "00" as the year 1900 rather than the year 2000. This could result in a system failure or miscalculations causing disruptions of operations, including among other things, a temporary inability to process transactions, send invoices or engage in similar normal business activities.

     We have designed the CX100 product line and accompanying software for use in the year 2000 and beyond and believe it is year 2000 compliant. We cannot be certain, however, that an undetected programming error will not result in the CX100 failing to be year 2000 compliant, in which case our business would suffer. Our products are generally integrated into larger networks involving sophisticated hardware and software products supplied by other vendors. Each of our customers' networks involves different combinations of third party products. We cannot evaluate whether all of their products are year 2000 compliant. We may face claims based on year 2000 problems in other companies' products or based on issues arising from the integration of multiple products within the overall network. Although no claims of this kind have been made against us, we may in the future be required to defend our products in legal proceedings that could be expensive regardless of the merits of these claims.

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

     If our suppliers, vendors, major distributors, partners, customers, service providers and our contract manufacturer, A-Plus Manufacturing, and our applications service provider, AristaSoft, and their partners and suppliers, in particular, fail to correct their year 2000 problems, these failures could result in an interruption in, or a failure of, our normal business activities or operations. If a year 2000 problem occurs, it may be difficult to determine which party's products have caused the problem. These failures could interrupt our operations and damage our relationships with our customers.

     Due to the general uncertainty inherent in the year 2000 problem, we are unable to determine at this time whether year 2000 failures could harm our business and our financial results. However, a reasonable "worst case" scenario might include:

     - delay or loss of revenues;

     - cancellation of customer orders;

     - diversion of development resources;

     - damage to our reputation;

     - increased maintenance and warranty costs; or

     - litigation costs;

any of which could harm our business, financial condition and results of operations. We have not developed, and we have no plans to develop, a contingency plan to deal with the effects of this worst case scenario.

     Year 2000 issues could affect our customers' purchasing plans if they need to expend significant resources to fix their existing systems to become year 2000 compliant. This situation may reduce funds available to purchase our products. In addition, some customers may wait to purchase our products until after the year 2000, which may reduce our revenue.

OUR HEADQUARTERS, CONTRACT MANUFACTURER AND APPLICATION SERVICE PROVIDER ARE LOCATED IN NORTHERN CALIFORNIA WHERE NATURAL DISASTERS MAY OCCUR.

     Currently, our corporate headquarters, contract manufacturer and application service provider are located in Northern California. This area has historically been vulnerable to natural disasters and other risks such as earthquakes, fires, and floods, which at times have disrupted the local economy and posed physical risks to property. In the event of a natural disaster in Northern California, our business could suffer.

WE MAY ENGAGE IN ACQUISITIONS, AND WE MAY BE UNABLE TO SUCCESSFULLY INTEGRATE ANY NEW OPERATIONS, TECHNOLOGIES, PRODUCTS OR PERSONNEL.

     Recently, the telecommunications industry has experienced substantial mergers and acquisitions activity. We may in the future engage in acquisitions of product lines, technologies and businesses. We currently have no commitments or agreements with respect to any such acquisition. In the event that such an acquisition does occur, because of the small size of our management team, we may be particularly susceptible to risks associated with the assimilation of operations, technologies, products and personnel and the diversion of management's attention from other business concerns.

CONTROL BY EXISTING STOCKHOLDERS MAY LIMIT YOUR ABILITY TO INFLUENCE THE OUTCOME OF DIRECTOR ELECTIONS AND OTHER MATTERS REQUIRING STOCKHOLDER APPROVAL.

     Upon completion of this offering, our executive officers, directors and principal stockholders and their affiliates will own 24,037,260 shares or
approximately      % of the outstanding shares of common stock. These
stockholders, if acting together, would be able to significantly influence all matters requiring approval by our stockholders, including the election of directors and the approval of mergers or other business combination transactions. This concentration of ownership could have the effect of delaying or preventing a change in our control or otherwise discouraging a potential acquirer from attempting to obtain control of us, which in turn could cause the market price of our common stock to fall or prevent our stockholders from realizing a premium in the market price associated with the prospect of an acquisition. For information about the ownership of common stock by our executive officers, directors and principal stockholders, see "Principal Stockholders".

WE EXPECT OUR REVENUES AND OPERATING RESULTS TO FLUCTUATE SIGNIFICANTLY FROM QUARTER TO QUARTER.

     Our revenues and operating results will vary significantly from quarter to quarter due to a number of factors, many of which are outside of our control and any of which may cause our stock price to fluctuate. The primary factors that may affect us include the following:

     - demand for the CX100;

     - the timing of sales of the CX100;

     - the timing of product acceptance by some of our customers;

     - new product introductions by our competitors;

     - changes in our pricing policies or the pricing policies of our competitors;

     - our ability to develop, introduce and ship new products and product enhancements that meet customer requirements in a timely manner;

     - our ability to obtain sufficient supplies of sole or limited source components;

     - increases in the prices of the components we purchase;

     - our ability to plan, attain and maintain production volumes and quality levels for our products;

     - prototype expenses;

     - costs related to acquisitions of technology or businesses; and

     - general economic conditions as well as those specific to local exchange carriers and related industries.

     Accordingly, we believe that quarter to quarter comparisons of our operating results are not necessarily meaningful and are not a good indication of our future performance. It is likely that in some future quarters, our operating results may be below the expectations of public market analysts and investors. In that event, the price of our common stock may fall.

WE EXPECT TO EXPERIENCE VOLATILITY IN OUR STOCK PRICE WHICH COULD NEGATIVELY AFFECT YOUR INVESTMENT.

     Prior to this offering, you could not buy or sell our common stock publicly. An active public market for our common stock may not develop or be sustained after this offering. The market for technology stocks has been extremely volatile. The following factors could cause the market price of our common stock to fluctuate significantly from the price paid by investors in this offering:

     - our loss of a major customer;

     - the addition or the departure of key personnel;

     - actual or anticipated variations in our quarterly operating results;

     - announcements by us or our competitors of significant contracts, new products or technological innovations, acquisitions, strategic relationships, joint ventures or capital commitments;

     - changes in financial estimates by securities analysts;

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

     - sales by us or our current stockholders of common stock or other securities;

     - changes in market valuations of networking and telecommunications companies; and

     - fluctuations in stock market prices and volumes.

SHOULD OUR STOCKHOLDERS SELL A SUBSTANTIAL NUMBER OF SHARES OF OUR COMMON STOCK IN THE PUBLIC MARKET, THE PRICE OF OUR COMMON STOCK COULD FALL.

     Our current stockholders hold a substantial number of shares, which they will be able to sell in the public market in the near future. Sales of a substantial number of shares of our common stock after this offering could reduce the market price of our common stock. In addition, the sale of these shares could impair our ability to raise capital through the sale of additional equity securities. See "Management -- Stock Plans" and "Shares Eligible for Future Sale".

PROVISIONS OF OUR CHARTER DOCUMENTS MAY HAVE ANTI-TAKEOVER EFFECTS THAT COULD PREVENT A CHANGE IN CONTROL.

     Provisions of our amended and restated certificate of incorporation, bylaws, and Delaware law could make it more difficult for a third party to acquire us, even if doing so would be beneficial to our stockholders. See "Description of Capital Stock".

YOU WILL EXPERIENCE IMMEDIATE DILUTION IN THE BOOK VALUE PER SHARE OF THE COMMON STOCK YOU PURCHASE.

     The initial public offering price of our common stock is expected to be substantially higher than the book value per share of our outstanding common stock immediately after the offering. Accordingly, if you purchase our common stock in this offering, you will incur immediate dilution of approximately
$          in the book value per share of our common stock from the price you pay for our common stock. This calculation assumes that you purchased our common
stock for $     per share.

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

                   NOTE REGARDING FORWARD-LOOKING STATEMENTS

     We have made forward-looking statements in this prospectus, all of which are subject to risks and uncertainties. Forward-looking statements include information concerning our possible or assumed future business success or financial results. Such forward-looking statements include, but are not limited to, statements as to our expectations regarding:

     - our future revenue opportunities;

     - future market acceptance of DSL technology and our products;

     - our dependence on sales to a small number of large customers;

     - the future growth of our customer base;

     - our future expense levels (including research and development, selling, general and administrative expenses and amortization of goodwill and other intangibles);

     - our future capital needs;

     - the effect of future FCC regulations;

     - the emergence of new technologies;

     - our expansion of our marketing and direct sales force;

     - our current and future original equipment manufacturer relationships;

     - our investment in new product development and enhancements;

     - our expansion into new markets;

     - the effect of year 2000 problems;

     - our acquisitions of complementary products, technologies and businesses;

     - our use of net proceeds;

     - our intentions regarding retained earnings and dividends; and

     - future financial accounting pronouncements.

     When we use words such as "believe," "expect," "anticipate" or similar words, we are making forward-looking statements.

     You should note that an investment in our common stock involves risks and uncertainties that could affect our future business success or financial results. Our actual results could differ materially from those anticipated in these forward-looking statements as a result of a number of factors, including those set forth in "Risk Factors" and elsewhere in this prospectus.

     We believe that it is important to communicate our expectations to our investors. However, there may be events in the future that we are not able to predict accurately or over which we have no control. Before you invest in our common stock, you should be aware that the occurrence of the events described in "Risk Factors" and elsewhere in this prospectus could materially and adversely affect our business, financial condition and operating results. We undertake no obligation to publicly update any forward-looking statements for any reason, even if new information becomes available or other events occur in the future.

                                USE OF PROCEEDS

     We estimate that our net proceeds from the sale of the
shares of common stock we are offering will be approximately $     million, or
$     million if the underwriters exercise in full their option to purchase additional shares in the offering, at an assumed initial public offering price of $ per share and after deducting the underwriting discount and estimated
offering expenses of $          payable by us.

     We expect to use the net proceeds from this offering for general corporate purposes, including working capital and capital expenditures. A portion of the net proceeds may also be used to acquire or invest in complementary businesses, technologies, product lines or products. We have no current plans, agreements or commitments with respect to any acquisitions or investments, and are not engaged in any negotiations with respect to any acquisitions or investments. Our management will have broad discretion concerning the use of the net proceeds of this offering. Pending use of the net proceeds of this offering, we intend to invest the net proceeds in short-term, investment-grade securities.

                                DIVIDEND POLICY

     We have never declared or paid cash dividends on our common stock or other securities and do not currently anticipate paying cash dividends in the future. Any future determination to pay cash dividends will be at the discretion of the board of directors and will be dependent upon our financial condition, results of operations, capital requirements, general business conditions and other factors that the board of directors may deem relevant.

                                 CAPITALIZATION

     The following table sets forth our capitalization as of September 30, 1999:

     - on an actual basis;

     - on a pro forma basis to reflect the issuance of 90,000 shares of Series A Preferred Stock upon the assumed exercise for cash of $45,000 of a warrant and the automatic conversion of our outstanding preferred stock into common stock upon the closing of the offering; and

     - on a pro forma as adjusted basis to reflect the sale of the shares of common stock offered in this offering at an
       assumed initial public offering price of $     per share after deducting
       an assumed underwriting discount and estimated offering expenses payable by us.

     You should read this information together with our financial statements and the notes thereto appearing elsewhere in this prospectus.

                                                                     SEPTEMBER 30, 1999
                                                             ----------------------------------
                                                                                     PRO FORMA
                                                             ACTUAL    PRO FORMA    AS ADJUSTED
                                                             -------   ---------    -----------
                                                             (IN THOUSANDS, EXCEPT SHARE DATA)
Long-term obligations under capital leases, net of current
  portion..................................................  $   300    $   300       $
                                                             -------    -------       -------
Stockholders' equity:
  Convertible preferred stock, $0.001 par value, 15,577,000
     shares authorized; 14,856,930 shares issued and
     outstanding actual; none, pro forma or pro forma as
     adjusted..............................................       15         --
  Common stock, $0.001 par value, 35,000,000 shares
     authorized; 11,319,724 shares issued and outstanding
     actual; 26,266,654 shares issued and outstanding pro
     forma;      shares issued and outstanding pro forma as
     adjusted..............................................       11         26
Additional paid-in capital.................................   21,075     21,120
Deferred stock compensation................................   (6,414)    (6,414)
Accumulated deficit........................................   (5,456)    (5,456)
                                                             -------    -------       -------
  Total stockholders' equity...............................    9,231      9,276
                                                             -------    -------       -------
          Total capitalization.............................  $ 9,531    $ 9,576
                                                             =======    =======       =======

     The outstanding share information in the table above excludes:

     - 2,999,000 shares of common stock issuable upon exercise of options outstanding under our 1998 Stock Plan at a weighted average exercise price of $1.754 per share;

     - 480,776 shares available for future issuance under our 1998 Stock Plan;

     - 5,000,000 shares available for issuance under our 2000 Stock Plan;

     - 500,000 shares available for issuance under our 2000 Employee Stock Purchase Plan; and

     - 45,000 shares issuable upon exercise of an outstanding warrant.

                                    DILUTION

     If you invest in our common stock, your interest will be diluted to the extent of the difference between the initial public offering price per share of our common stock and the pro forma as adjusted net tangible book value per share of our common stock after this offering. We calculate net tangible book value per share by dividing the net tangible book value (total assets less intangible assets and total liabilities) by the number of outstanding shares of common stock.

     Our pro forma net tangible book value at September 30, 1999, after giving effect to the issuance of 90,000 shares of Series A Preferred Stock upon the cash exercise of a warrant and the automatic conversion of all outstanding shares of our preferred stock into 14,856,930 shares of common stock upon the
closing of this offering, was $          , or $     per share of common stock.
After giving effect to the sale of the                shares of common stock at
an assumed initial public offering price of $     per share, less an assumed
underwriting discount and estimated offering expenses payable by us, our pro
forma net tangible book value at September 30, 1999 would be $               ,
or $     per share. This represents an immediate increase in the pro forma net
tangible book value of $     per share to existing stockholders and an immediate
dilution of $     per share to new investors, or approximately      % of the
assumed offering price of $               per share.

     The following table illustrates this per share dilution:

Assumed initial public offering price per share.............           $
  Pro forma net tangible book value per share at September
     30, 1999...............................................  $
  Increase per share attributable to new investors..........
                                                              ------
Pro forma net tangible book value per share after the
  offering..................................................
                                                                       ------
Dilution per share to new investors.........................           $
                                                                       ======

     The following table shows on a pro forma basis at September 30, 1999, the total number of shares of common stock purchased from us, the total consideration paid to us and the average price paid per share by existing stockholders and by new investors purchasing common stock in this offering. These figures give effect to the issuance of 90,000 shares of Series A Preferred Stock upon the cash exercise of a warrant and the conversion of all outstanding shares of convertible preferred stock into common stock.

                                      SHARES PURCHASED      TOTAL CONSIDERATION
                                    --------------------    --------------------    AVERAGE PRICE
                                    NUMBER    PERCENTAGE    AMOUNT    PERCENTAGE      PER SHARE
                                    ------    ----------    ------    ----------    -------------
Existing stockholders.............                  %        $              %           $
New investors.....................
          Total...................               100%        $           100%
                                     ====        ===         ====        ===

     The information in the table above excludes:

     - 2,999,000 shares of common stock issuable upon exercise of options outstanding under our 1998 Stock Plan at a weighted average exercise price of $1.754 per share;

     - 480,776 shares available for future issuance under our 1998 Stock Plan;

     - 5,000,000 shares available for issuance under our 2000 Stock Plan;

     - 500,000 shares available for issuance under our 2000 Employee Stock Purchase Plan; and

     - 45,000 shares issuable upon exercise of an outstanding warrant.

                            SELECTED FINANCIAL DATA

     The statement of operations data set forth below for the period from January 2, 1998 (inception) to December 31, 1998 and the balance sheet data as of December 31, 1998 have been derived from our financial statements, which have been audited by KPMG LLP, independent auditors, and are included elsewhere in this prospectus. The statement of operations data for the nine-month periods ended September 30, 1998 and 1999, and the balance sheet data as of September 30, 1999 are unaudited. In the opinion of management, these unaudited interim financial statements include all adjustments, consisting of normal recurring adjustments, necessary for the fair presentation of our financial condition and results of operations. The historical results are not necessarily indicative of results to be expected for any future period. You should read the data presented below in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the financial statements and notes to those statements appearing elsewhere in this prospectus.

                                                            PERIOD FROM
                                                             INCEPTION
                                                            (JANUARY 2,      NINE MONTHS ENDED
                                                             1998) TO          SEPTEMBER 30,
                                                           DECEMBER 31,     --------------------
                                                               1998           1998        1999
                                                           -------------    --------    --------
                                                           (IN THOUSANDS, EXCEPT PER SHARE DATA)
STATEMENT OF OPERATIONS DATA:
Net revenues.............................................     $    --       $    --     $14,704
Cost of revenues.........................................          --            --       6,920
                                                              -------       -------     -------
Gross profit.............................................          --            --       7,784
Operating expenses:
  Research and development...............................       3,462         2,236       3,609
  Sales and marketing....................................         737           339       2,429
  General and administrative.............................         713           493         943
  Amortization of deferred stock compensation............          29             7       1,559
                                                              -------       -------     -------
          Total operating expenses.......................       4,941         3,075       8,540
                                                              -------       -------     -------
Operating loss...........................................      (4,941)       (3,075)       (756)
Interest income (expense) and other, net.................         193           171         112
                                                              -------       -------     -------
Loss before income tax expense...........................     $(4,748)      $(2,904)    $  (644)
                                                              -------       -------     -------
Income tax expense.......................................           1            --          63
                                                              -------       -------     -------
Net loss.................................................     $(4,749)      $(2,904)    $  (707)
                                                              =======       =======     =======
Basic and diluted net loss per share(1)..................     $ (3.51)      $ (2.81)    $ (0.18)
                                                              =======       =======     =======
Shares used in computing basic and diluted net loss per
  share..................................................       1,354         1,035       3,971
                                                              =======       =======     =======
Pro forma basic and diluted net loss per share(1)........     $ (0.38)                  $ (0.04)
                                                              =======                   =======
Shares used in computing pro forma basic and diluted net
  loss per share.........................................      12,636                    18,718
                                                              =======                   =======

                                                              DECEMBER 31,   SEPTEMBER 30,
                                                                  1998           1999
                                                              ------------   -------------
                                                                     (IN THOUSANDS)
BALANCE SHEET DATA:
Cash and cash equivalents...................................     $1,338         $6,952
Working capital.............................................        960          8,538
Total assets................................................      1,970         16,197
Long-term obligations under capital leases, less current
  portion...................................................        270            300
Total stockholders' equity..................................      1,226          9,231

-------------------------
(1) See Note 2 of our Notes to Financial Statements for information concerning the computation of the shares used to compute net loss per share and pro forma net loss per share.

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

     The following discussion and analysis should be read in conjunction with "Selected Financial Data" and our financial statements and the related notes included elsewhere in this prospectus. This discussion contains forward-looking statements that involve risks and uncertainties. Our actual results could differ materially from those anticipated in the forward-looking statements as a result of a number of factors, including the risks discussed in "Risk Factors" and elsewhere in this prospectus.

OVERVIEW

     We are a leading provider of loop management solutions that enable local exchange carriers to rapidly deploy and efficiently maintain Digital Subscriber Line, or DSL, services. Loop management is the term we use to describe the automation and remote control of installation, qualification and maintenance of copper telephone lines. Our hardware and software solution for loop management improves the efficiency of installing and managing DSL services while delivering the high levels of reliability and scalability needed in a large, complex network. We believe that our Copper CrossConnect CX100 and our CrossWorks software represent the first commercially available loop management solution designed and built to meet the requirements of local exchange carriers deploying DSL.

     From inception on January 2, 1998 through December 1998, our operating activities consisted primarily of research and development and building our management team. We introduced our first products in October 1998, and entered live service trials in November 1998. In January 1999, our CX100 successfully completed Network Equipment Building Standards testing. We began shipping our products in the first quarter of 1999.

     To date, we have derived substantially all of our revenues from sales of our CX100. Revenues from our CrossWorks software have not been material. Our success will depend on our ability to sell our CX100 to additional customers as well as our ability to develop and sell additional products. We cannot be certain that the CX100 or any future products will achieve widespread market acceptance.

     We recognize product revenues at the time of shipment unless we have future obligations or customer acceptance is required, in which case revenue is recognized when these obligations have been met or the customer accepts the product. Revenues from maintenance contracts are deferred and recognized ratably over the term of the contracts. Currently, all of our product sales and service arrangements provide for pricing and payment in U.S. dollars.

     We sell our products to local exchange carriers through our direct sales force and through an indirect original equipment manufacturer channel. A customer's network planning and purchase decisions normally involve a significant commitment of its resources and a lengthy evaluation and product qualification process. Since the decision to purchase the CX100 is made as part of this network planning process, our sales cycle is lengthy, often as long as one year or more. Substantially all of our sales are made on the basis of purchase orders rather than long-term agreements. As a result, we commit resources to the development and production of products without having received advance purchase commitments from customers.

     To date, a significant portion of our revenues has resulted from a small number of relatively large orders from a limited number of customers. We anticipate that our operating results for any given period will continue to be dependent to a significant extent on large purchase orders, which can be delayed or cancelled by our customers without penalty. In addition, we anticipate that our operating results for a given period will continue to be dependent on a small number of customers. If we fail to receive a significant purchase order that we expect for a given quarter, our revenues for that quarter, and possibly following quarters, will be adversely affected. Furthermore, if any of our customers experience financial difficulties, our sales to that customer may be reduced and we may have difficulty in collecting accounts receivable from that customer.

     We currently use A-Plus Manufacturing, a contract manufacturer, to manufacture our products. This subcontracting arrangement includes material procurement, board level assembly, final assembly, test and shipment to our customers. If our contract with A-Plus Manufacturing is terminated, we would be required to purchase any excess inventory held by them. In addition, the development of new or enhanced products could cause inventory held by A-Plus Manufacturing to become obsolete. In that event, we would also be obligated to purchase that inventory from them. We use a combination of standard parts and components, that are generally available from more than one vendor, and certain key components that are purchased from sole or limited source vendors for which alternative sources are not currently available. In addition, lead times for some of the materials and components we use are very long. These long lead times have in the past, and may in the future, cause us to attempt to mitigate these lead times by purchasing inventories of some parts ourselves. Any subsequent write-off of inventory could harm our results of operations and financial condition.

     We continue to develop additional products and product features based on our assessment of the needs of our customers. This has resulted in increased research and development expenses and may result in reduced operating margins on our products and a longer sales cycle.

     Currently, competition in our market is intense. Due to competition and potential pricing pressures from large customers in the future, we expect that the average selling price and gross margins for our products will decline over time. If we fail to reduce our production costs, our gross margins will decline rapidly.

     In 1998, we recorded total deferred stock compensation of approximately $195,000 in connection with stock and stock options granted during 1998 at prices subsequently deemed to be below fair value on the date of grant. Options granted are typically subject to a four year vesting period. Stock options are exercisable immediately, and are generally subject to our right to repurchase the stock, which lapses ratably over a four year period. We are amortizing the deferred stock compensation over the vesting periods of the applicable options and the repurchase periods for restricted stock purchases. The service period over which deferred stock compensation is amortized is determined separately for each 25 percent portion of the total award, in accordance with Financial Accounting Standards Board Interpretation No. 28, or FIN, 28. The result of applying FIN 28 is that approximately 52% of the unearned deferred compensation will be amortized in the first year, 27% in the second year, 15% in the third year and 6% in the fourth year following the date of the grant. We amortized $29,000 of deferred stock compensation in the year ended December 31, 1998, leaving approximately $166,000 to be amortized over the remaining vesting periods. In 1999, we recorded approximately $7.8 million in additional deferred stock compensation for stock options granted in the nine months ended September 30, 1999 at prices subsequently deemed to be below fair value on the date of grant. We amortized a total of approximately $1.6 million of deferred stock compensation during the nine months ended September 30, 1999.

RESULTS OF OPERATIONS

NET REVENUES

     The quarter ended March 31, 1999 was our first quarter of revenue. Net revenues were $14.7 million for the nine months ended September 30, 1999, due to the introduction and increasing unit sales of our CX100. To date, we have derived substantially all of our revenues from sales of our CX100.

COST OF REVENUES

     Cost of revenues includes amounts paid to A-Plus Manufacturing and related overhead expenses. Cost of revenues for the nine months ended September 30, 1999 was $6.9 million, due to the commencement of manufacturing and sales of our CX100.

RESEARCH AND DEVELOPMENT

     Research and development expenses consist primarily of salaries and related expenses for personnel engaged in research and development, fees paid to consultants and outside service providers, cost of certification and compliance testing, material costs for prototype and test units and other expenses related to the design, development, testing and enhancements of our products. We expense all of our research and development costs as they are incurred. Research and development expenses for the nine months ended September 30, 1999 were $3.6 million, an increase of $1.4 million over the comparable period of 1998. The increase was due primarily to a significant increase in personnel and related costs associated with new product development, verification testing, certification and compliance testing and other engineering expenses. Development is essential to our future success and we expect that research and development expenses will increase in absolute dollars in future periods.

SALES AND MARKETING

     Sales and marketing expenses consist primarily of salaries, commissions, and related expenses for personnel engaged in marketing, sales and customer support functions, as well as costs associated with trade shows, promotional activities and public relations. Sales and marketing expenses for the nine months ended September 30, 1999 were $2.4 million, an increase of $2.1 million over the comparable period of 1998. This increase was primarily due to an increase in the number of sales and marketing personnel, increased marketing expenses and other customer-related costs. We intend to expand our sales and marketing operations and efforts substantially, both domestically and internationally, in order to increase market awareness and to generate sales of our products. We expect that sales and marketing expenses will increase in absolute dollars in future periods.

GENERAL AND ADMINISTRATIVE

     General and administrative expenses consist primarily of salaries and related expenses for executive, finance, accounting, facilities and human resources personnel, professional fees, and costs associated with expanding our information systems. General and administrative expenses for the nine months ended September 30, 1999 were $943,000, an increase of $450,000 over the comparable period of 1998. This increase was primarily due to an increase in the number of general and administrative personnel, increased facilities costs, and increased legal and accounting expenses associated with our growing business activities. We expect these expenses to increase in absolute dollars as we add personnel and incur additional costs related to the growth of our business, expanding our information infrastructure and our operation as a public company.

AMORTIZATION OF DEFERRED STOCK COMPENSATION

     In connection with the grant of stock options to employees, we recorded amortization of deferred stock compensation of approximately $1.6 million for the nine months ended September 30, 1999. We recorded amortization of deferred stock compensation of $7,000 during the comparable period of 1998.

INTEREST INCOME (EXPENSE) AND OTHER, NET

     Interest income (expense) and other, net includes income from our cash investments net of expenses related to our lease financing obligations. We had net interest income of $171,000 for the nine months ended September 30, 1998 and net interest income of $112,000 in the nine months ended September 30, 1999. The change from the nine months ended September 30, 1998 was primarily due to a decrease in interest income earned on proceeds from issuances of our preferred stock and an increase in interest charges on capital lease obligations.

INCOME TAX EXPENSE

     Income tax expense for 1998 was comprised of minimum state taxes, and for the nine months ended September 30, 1999 was comprised of Alternative Minimum Taxes and minimum state taxes.

     As of December 31, 1998, we had net operating loss carryforwards and tax credits for federal income tax purposes of approximately $2,956,000 and for state income tax purposes of approximately $1,300,000. These net operating loss carryforwards and tax credits are available to reduce future income subject to income taxes. The federal net operating loss carryforwards and tax credits expire in 2018 through 2019, and the state net operating loss carryforwards expire in 2006. We have recorded these net operating loss carryforwards and tax credits as deferred tax assets and have established a full valuation allowance for them as their realization is uncertain.

     Federal and California tax laws impose substantial restrictions on the utilization of net operating loss and credit carryforwards in the event of an "ownership change" for tax purposes, as defined in Section 382 of the Internal Revenue Code. We have not yet determined if an ownership change has occurred or if utilization of the net operating losses will be subject to an annual limitation in future years.

QUARTERLY RESULTS OF OPERATIONS

     The following table presents our operating results for each of the three quarters in the period from January 1, 1999 to September 30, 1999. The information for each of these quarters is unaudited and has been prepared on the same basis as our audited financial statements appearing elsewhere in this prospectus. In the opinion of management, all necessary adjustments, consisting only of normal recurring adjustments, have been included to present fairly the unaudited quarterly results when read in conjunction with our audited financial statements and the related notes appearing elsewhere in this prospectus. These operating results are not necessarily indicative of the results of any future period. Accordingly, we believe that quarter to quarter comparisons of our operating results are not necessarily meaningful and are not a good indication of our future performance.

                                                                       QUARTER ENDED
                                                           --------------------------------------
                                                           MARCH 31,    JUNE 30,    SEPTEMBER 30,
                                                             1999         1999          1999
                                                           ---------    --------    -------------
                                                                       (IN THOUSANDS)
STATEMENT OF OPERATIONS DATA:
Net revenues.............................................   $   952      $4,719        $9,033
Cost of revenues.........................................       576       2,510         3,834
                                                            -------      ------        ------
Gross profit.............................................       376       2,209         5,199
                                                            -------      ------        ------
Operating expenses:
  Research and development...............................       830       1,023         1,756
  Sales and marketing....................................       508         821         1,100
  General and administrative.............................       191         308           444
  Amortization of deferred stock compensation............        80         846           633
                                                            -------      ------        ------
          Total operating expenses.......................     1,609       2,998         3,933
                                                            -------      ------        ------
Operating income (loss)..................................    (1,233)       (789)        1,266
Interest income (expense) and other, net.................        42          41            29
                                                            -------      ------        ------
Loss before income tax expenses..........................     1,191         748         1,295
Income tax expense.......................................        --          --            63
                                                            -------      ------        ------
Net profit (loss)........................................   $(1,191)     $ (748)       $1,232
                                                            =======      ======        ======
AS A PERCENTAGE OF NET REVENUES:
Net revenues.............................................     100.0%      100.0%        100.0%
Cost of revenues.........................................      60.5        53.2          42.4
                                                            -------      ------        ------
Gross profit (loss)......................................      39.5        46.8          57.6
                                                            -------      ------        ------
Operating expenses:
  Research and development...............................      87.2        21.7          19.5
  Sales and marketing....................................      53.3        17.4          12.2
  General and administrative.............................      20.1         6.5           4.9
  Amortization of deferred stock compensation............       8.4        17.9           7.0
                                                            -------      ------        ------
          Total operating expenses.......................     169.0        63.5          43.6
                                                            -------      ------        ------
Operating income (loss)..................................    (129.5)      (16.7)         14.0
Interest income (expense) and other, net.................       4.4         0.9           0.3
                                                            -------      ------        ------
Loss before income taxes.................................    (125.1)      (15.8)         14.3
Income tax expense.......................................        --          --           0.7
                                                            -------      ------        ------
Net profit (loss)........................................    (125.1)      (15.8)         13.6
                                                            =======      ======        ======

     Net revenues increased in each of the three quarters in the nine month period ended September 30, 1999. These quarterly increases were primarily due to the introduction and increasing unit sales of our CX100. Because we are dependent on a limited number of customers, we expect to experience volatility relating to the budgeting cycles of our customers and the telecommunications industry in general.

     Cost of revenues increased in each of the three quarters in the nine month period ended September 30, 1999 as a result of increased unit sales. Gross profit increased in each of the three quarters in the nine month period ended September 30, 1999 due to increases in the volume of sales and the realization of associated economies of scale. We expect that the average selling price and gross margins for our products will decline over time. See "Management's Discussion and Analysis of Financial Condition and Results of
Operations -- Overview".

     Research and development expenses increased in each of the three quarters in the nine month period ended September 30, 1999 primarily due to the addition of personnel and costs incurred in the development of new products. We expect that in the future costs associated with new product development, particularly prototyping and compliance testing, may cause research and development expenses to increase significantly as a percentage of revenues in a particular quarter.

     Sales and marketing expenses increased in each of the three quarters in the nine month period ended September 30, 1999 primarily due to the hiring of additional sales personnel, higher commission expense resulting from increased unit sales, customer support, marketing programs and tradeshows.

     General and administrative expenses increased in each of the three quarters in the nine month period ended September 30, 1999 primarily due to the addition of personnel and increased accounting and consulting activities.

     Amortization of deferred stock compensation for the quarter ended June 30, 1999 includes a compensation expense of (i) $325,000 related to the issuance of Series B preferred stock at a price below the deemed fair value of the preferred stock, and (ii) $262,000 related to immediately vested common stock options granted at exercise prices below the deemed fair value of the common stock.

     We plan to significantly increase our operating expenses to fund greater levels of research and development, expand our sales and marketing operations and broaden our customer support capabilities. We also plan to expand our general and administrative functions to address the increased reporting and other administrative demands which will result from this offering and the increasing size of our business.

     As a result of our limited operating history, we cannot accurately forecast operating expenses based on historical results. Accordingly, we base our expenses in part on future revenue projections. Most of our expenses are fixed in nature, and we may not be able to quickly reduce spending if revenues are lower than we have projected. Our ability to forecast our quarterly sales accurately is limited, which makes it difficult to predict the quarterly revenues that we will recognize. We expect that our business, operating results and financial condition would be harmed if our revenues do not meet projections.

LIQUIDITY AND CAPITAL RESOURCES

     Since inception, we have financed our operations primarily through private sales of approximately $12.0 million of convertible preferred stock as well as through capital leases for computers, office equipment, software and furniture.

     We used $4.3 million in cash for operations in the period from inception to December 31, 1998, primarily due to our net loss of $4.7 million, partially offset by non-cash charges. We used $937,000 in cash for operations in the nine months ended September 30, 1999, as a result of our net loss of $707,000 and increase in accounts receivable and inventory balances, partially offset by an increase in deferred revenue and accounts payable, as well as non-cash charges.

     We used $222,000 in cash from investing activities in the period from inception to December 31, 1998 and used $437,000 in cash from investing activities in the nine months ended September 30,

1999, primarily for acquisition of property and equipment. We generated $5.9 million in cash in the period from inception to December 31, 1998 and $7.0 million in cash in the nine months ended September 30, 1999, from financing activities, primarily from private sales of convertible preferred stock. We have used leases to partially finance capital purchases. We had $399,000 in capitalized lease obligations outstanding at December 31, 1998, and $513,000 at September 30, 1999.

     At September 30, 1999, cash and cash equivalents totaled $7.0 million, an increase of $5.6 million from December 31, 1998. The increase was due to the receipt of $6.2 million from the sale of convertible preferred stock in January 1999, partially offset by cash used in operating and investing activities.

     Our capital requirements depend on numerous factors, including:

     - timing and amount of sales of our products;

     - market acceptance of our products;

     - the resources we devote to developing, marketing, selling and supporting our products; and

     - the timing and extent of establishing international operations.

     We expect to devote substantial capital resources to continue our research and development efforts, to hire and expand our sales, support, marketing and product development organizations, to expand marketing programs, and for other general corporate activities. We believe that our current cash balances will be sufficient to fund our operations for at least the next 12 months. However, we may require additional financing within this time frame. Any additional funding, if needed, may not be available on terms acceptable to us or at all.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

     We do not currently transact business in any foreign countries or currencies and have therefore not engaged in any currency hedging activities to date. We do not use derivative financial instruments for speculative trading purposes and to date have not been a party to any financial instruments or contracts that expose us to material market risk.

RECENT ACCOUNTING PRONOUNCEMENTS

     In June 1998, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards, or SFAS, No. 133, "Accounting for Derivative Instruments and Hedging Activities". The new standard establishes accounting and reporting standards for derivative instruments, including derivative instruments embedded in other contracts, and for hedging activities. SFAS 133 will be effective for the Company's fiscal year ended December 31, 2001. We do not expect SFAS 133 to have a material effect on our financial position or results of operations.

YEAR 2000 COMPLIANCE

THE YEAR 2000 PROBLEM

     The year 2000 computer problem refers to the potential for system and processing failures of date-related data as a result of computer-controlled systems using two digits rather than four to define the applicable year. For example, computer programs that have time-sensitive software may recognize a date represented as "00" as the year 1900 rather than the year 2000.

READINESS OF OUR PRODUCTS

     We have designed the CX100 for use in the year 2000 and beyond and believe it is year 2000 compliant. However, an undetected programming error could result in the CX100 failing to be year 2000 compliant, in which case, our business would suffer. We represent to our customers that upon notification of any year 2000 problems with our products, we will remedy it by product repair or replacement.

     Our products are generally integrated into larger networks involving sophisticated hardware and software products supplied by other vendors. We do not represent to our customers that the networks to which our products are connected will not have problems with year 2000 issues, since these networks incorporate hardware and software products supplied by other companies. Each of our customers' networks involves different combinations of third party products. We cannot evaluate whether all of their products are year 2000 compliant. We may face claims based on year 2000 problems in other companies' products or based on issues arising from the integration of multiple products within the overall network. Although no claims of this kind have been made against us, we may in the future be required to defend our products in legal proceedings that could be expensive regardless of the merits of these claims.

READINESS OF OUR SYSTEMS AND FACILITIES

     Our business may be affected by year 2000 issues. We have completed our systems updates and upgrades of non-ready systems. Systems include internal hardware and software as well as external services provided by other companies, including contract manufacturing, product development, information processing and facility services. We are not currently aware of any unresolved year 2000 problems relating to any of our internal systems. If our suppliers, vendors, major distributors, partners, customers, service providers and our contract manufacturer, A-Plus Manufacturing, and our applications service provider, AristaSoft, and their partners and suppliers, in particular, fail to correct their year 2000 problems, these failures could result in an interruption in, or a failure of, our normal business activities or operations. If a year 2000 problem occurs, it may be difficult to determine which party's products have caused the problem. These failures could interrupt our operations and damage our relationships with our customers.

     We do not believe that we have any significant systems that are not year 2000 compliant. The majority of our software, hardware and operating systems that are not operated for us by outside vendors have been acquired as new product in the last two years. Most of it is standard commercial product and is still maintained by existing vendors. We do not believe that we have any significant systems that contain embedded chips that are not year 2000 compliant. Most of our hardware is made of branded components and has been acquired in the last two years from manufacturers which are still in business. We are not using older hardware or software that would be more likely to have calendar issues because of its age. We have contacted A-Plus Manufacturing and AristaSoft to determine whether their systems are year 2000 compliant. Both have reported their internal systems are expected to be year 2000 compliant or will be compliant by December 31, 1999.

COST OF PRODUCT AND INTERNAL SYSTEMS PREPARATION

     Based on our assessment to date, we do not expect the total cost of year 2000 preparation and remediation to be material to our business. To date, our preparation and remediation costs have not been material. We have not developed, and have no plans to develop, a contingency plan to address situations that may result from failure to achieve year 2000 readiness of our critical operations. The costs of developing and implementing a plan, if necessary, could be significant. Based on the information available to us at this time, we do not believe we need a contingency plan for our internal systems or our products.

YEAR 2000 RISK

     An internal or external business disruption caused by the year 2000 issue could interrupt our operations and damage our relationships with our customers. An internal disruption unique to us could give a comparative advantage to our competitors. Failure of our internal systems and critical external services to be ready for the year 2000 could delay order processing, issuing invoices or development and shipment of products. The cost of recovery from failures could be significant and result in lost revenues.

     Our customers' purchasing plans could be affected by year 2000 issues if they need to expend significant resources to fix their existing systems. This situation could divert funds and resources otherwise available for new product purchase. In addition, some customers may wait to purchase our products until after the year 2000, which may reduce our revenues in the near future.

     We are unable to determine at this time whether these or other year 2000 failures will occur and will have a material impact on our business, results of operations or financial condition. We are also unable to determine the costs and consequences to us of year 2000 failures we, our vendors, customers or manufacturing contractors experience due to the scope and complexity of the manner in which these failures may manifest. In particular, it is difficult to assess the readiness of external service providers, including utilities, government entities and other vendors. However, a reasonable "worst case" scenario might include:

     - delay or loss of revenues;

     - cancellation of customer orders;

     - diversion of development resources;

     - damage to our reputation;

     - increased maintenance and warranty costs; or

     - litigation costs;

any of which could harm our business, financial condition and results of operations. We have not developed, and we have no current plans to develop a contingency plan to deal with the effects of this worst case scenario.

                                    BUSINESS

OVERVIEW

     We are a leading provider of loop management solutions that enable local exchange carriers to rapidly deploy and efficiently maintain Digital Subscriber Line, or DSL, services. Loop management is the term we use to describe the automation and remote control of installation, qualification and maintenance of copper telephone lines. The Copper CrossConnect CX100, our first product, is currently being installed in telephone company central offices by Competitive Local Exchange Carriers, or CLECs, to speed their deployment of DSL services. We believe that our CX100 and our CrossWorks software represent the first commercially available loop management solution designed and built to meet the requirements of local exchange carriers deploying DSL. The CX100 product family enables the rapid and efficient deployment of high-speed digital services on existing copper telephone lines.

     As of October 31, 1999, our products have been deployed by Bluestar Communications, Covad Communications, DSL.net, Jato Communications, MGC Communications, Network Access Solutions and Rhythms NetConnections. We have formed an original equipment manufacturer relationship with Lucent Technologies, which has chosen to sell the CX100 as a co-branded system. For the nine months ended September 30, 1999, we recognized $14.7 million in revenues and shipped over 1,500 CX100 systems.

INDUSTRY BACKGROUND

INCREASING NEED FOR HIGH SPEED ACCESS

     Internet content and the number of users accessing the Internet are expected to continue to grow rapidly. International Data Corporation projects the number of worldwide users accessing the Internet to grow from approximately 142 million in 1998 to more than 500 million by 2003. In addition, content is becoming more data-intensive as websites increasingly offer streaming video and audio, animation and software downloads. As more users access more Internet content, the ability to connect to the Internet at high speeds is becoming more important. To remain competitive, businesses are using high-speed connections to access and provide information via the Internet, conduct transactions with customers and suppliers, and communicate more effectively with remote employees. Consumers are also increasingly accessing the Internet to communicate, collect and publish data-intensive information, conduct retail purchases and access online entertainment.

     To meet this demand, a growing number of local exchange carriers are increasingly offering high-speed Internet access and other services, often over existing telephone lines. These existing lines, commonly referred to as the local loop, extend from telephone companies' central offices out to businesses and residences.
The local loop is part of analog telephone networks developed and deployed over the last 100 years to carry voice traffic. Local exchange carriers are taking advantage of the underutilized capacity of this telephone network infrastructure to deliver high-speed
Internet connections to businesses and

residences.
                                                          LOCAL LOOP
                                                  The copper telephone lines
                                                  that extend from telephone
                                                  companies' central offices
                                                  to businesses and
                                                  residences are commonly
                                                  called the local loop.

EMERGING DSL SERVICES AND LOCAL EXCHANGE CARRIERS

     One of the network service types deployed in the local loop today for high-speed access is Digital Subscriber Line, or DSL. A growing number of local exchange carriers are deploying DSL to offer high-speed, cost-effective, access services on existing copper lines. Because DSL networks reuse the existing local loop, they are less expensive to deploy than alternative access technologies. In addition, significant portions of the cost of a DSL network can be deferred until subscribers are added, reducing the initial fixed cost of the network. Other advantages of DSL include the ability to leverage more of the underutilized capacity of the telephone line, offer multiple services on the same line and operate as a dedicated, "always-on" service, not requiring subscribers to initiate a dial-up connection each time the service is used. For these reasons, we believe a growing number of local exchange carriers will deploy DSL instead of alternatives such as cable modems, wireless or satellite technology.

     In the mid-to-late 1990's, various competitive dynamics prompted local exchange carriers to target either the consumer or business market segments using DSL technology. Cable operators, such
                                                             ILEC
                                                  An Incumbent Local Exchange
                                                  Carrier, or ILEC, is a
                                                  communications company that
                                                  held an exclusive license
                                                  to offer local telephone
                                                  services prior to the
                                                  Telecommunications Act of
                                                  1996. ILECs include the
                                                  regional Bell operating
                                                  companies and other
                                                  independent telephone

                                                  companies.
as AT&T@Home and RoadRunner, began
delivering high-speed consumer services, prompting the incumbent local exchange carriers, or ILECs, to respond by accelerating their investments in DSL technologies. To date, ILECs have generally focused their DSL deployments on the consumer segment by using versions of DSL that work in conjunction with existing analog voice services as well as the associated line maintenance procedures.
However, these consumer-oriented versions of
DSL typically have limitations that make them unattractive for businesses. We believe many ILECs will gradually convert their existing local loop equipment from analog to digital to deliver more competitive business services as well as voice services in a more cost-effective manner.

     Prior to 1996, ILECs held an exclusive license to operate the local loop and offer associated telephone services. The Telecommunications Act of 1996 deregulated the local loop and created a legal framework enabling new, competitive local exchange carriers, or CLECs, to provide competing
                                                             CLEC
                                                  A Competitive Local
                                                  Exchange Carrier, or CLEC,
                                                  is a company that,
                                                  following the
                                                  Telecommunications Act of
                                                  1996, is authorized to
                                                  compete with ILECs in
                                                  providing local

                                                  communications services.
services. It also eliminated a substantial barrier to CLECs by allowing access to the ILECs' facilities in order to utilize the existing local loop network infrastructure.
Many of these CLECs are new companies
without a significant installed base of
traditional analog voice equipment and as a result, are aggressively deploying modern
DSL equipment and implementing new line
maintenance procedures in the incumbent
carriers' facilities. This has enabled a growing number of CLECs to use the local loop to offer competitively priced, high-speed services to business customers.

DSL LINE INSTALLATION AND MAINTENANCE

     CLECs gain access to the local loop and deploy DSL by leasing space in an ILEC's central office, installing network equipment in this space and leasing specific copper telephone lines to connect subscribers. ILECs must connect copper lines as requested from the CLECs' leased space to subscriber locations, a process that tends to be labor intensive. When a CLEC orders a line from their equipment to the subscriber's site, the ILEC's personnel must manually complete one or more connections. These include connections inside the central office, at the subscriber's site and possibly at various points throughout the local loop.

     The following diagram illustrates a typical network configuration and installation procedures for CLEC DSL deployment.

                                      LOGO

[Manual Loop Management Title: Manual DSL Line Installation and Maintenance Diagram showing copper local loop network used for DSL services without a loop management solution. The Central Office is depicting on the right-hand side of the diagram, including a physical connection point, ILEC voice equipment and CLEC owned DSL equipment (DSLAMs). A technician is shown between the DSL equipment and the physical connection point, representing the manual labor required without an automated loop management solution. Exiting the central office are copper loops connected to other physical connection points, and then to DSL subscribers (business and homes).]

DSL DEPLOYMENT CHALLENGES

     Despite the new revenue opportunity DSL provides for local exchange carriers, there are several major challenges in deploying and maintaining a new DSL infrastructure that have slowed deployment. The challenges include:

     DSL INSTALLATION IS DIFFICULT, EXPENSIVE AND LABOR INTENSIVE. DSL installation requires one or more connections to the copper line in a process that uses manual labor and hand-held test tools. A common problem that arises with local exchange carriers deploying DSL is human error in installing the copper line. To ensure that the line has been correctly connected, technicians rely on standard analog voice tools that attach to the copper lines at any point in order to correctly identify the line. This technique relies upon ILEC voice equipment that generates audible dial tones as well as an audible identification code associated with a particular line. Since a CLEC's DSL lines are not connected to this voice equipment, an audible dial tone is not available. Without this line identification information, connections are often performed incorrectly at one or more of the various points throughout the network. Discovering and correcting these mistakes by dispatching service personnel into the field is costly and leads to delays in establishing service.

     DSL SERVICES ARE DEPENDENT ON COPPER LINE LENGTH AND QUALITY. DSL operates at higher frequencies than traditional analog voice service and is therefore more dependent on the length and quality of the copper line and more easily affected by electrical interference. Because various devices connected to, or faults occurring on, the copper line can cause problems for DSL, they must be identified in advance so that the line can be properly prepared for DSL service. In addition, a greater range of frequencies must be monitored to fully qualify the line and detect electrical interference. For local exchange carriers to efficiently maintain DSL services, they must be able to qualify and monitor copper lines. To date, a significant amount of on-site labor and expensive hand-held test equipment has been required to install, qualify, maintain and troubleshoot lines for DSL.
                                                             DSLAM
                                                  A Digital Subscriber Line
                                                  Access Multiplexer, or
                                                  DSLAM, is a network device,
                                                  usually located at a
                                                  telephone company's central
                                                  office, that receives
                                                  signals from multiple DSL
                                                  connections and puts the
                                                  signals on a larger,
                                                  high-speed transmission

                                                  line.
     DSL MAINTENANCE IS COMPLEX. Because DSL
runs on the local loop, DSL networks require local exchange carriers to deploy DSL equipment in a large number of central offices in order to provide service in a broad geographic region. Local exchange carriers must sometimes send technicians to individual central offices to reconnect lines, to correct equipment failures or to change subscriber services. For example, in the event of a DSLAM failure, the local exchange carrier would need to either replace the defective equipment or manually reconnect the subscriber lines around the failure. These on-site service calls to the central office can be costly and lead to delays in service availability. Given the rapid and wide-scale deployment of DSL technology and the need for guaranteed levels of service, local exchange carriers are increasingly automating and remotely managing activities related to DSL deployment and maintenance.

NEED FOR A PURPOSE-BUILT SOLUTION

     Given the historically exclusive use of the copper local loop infrastructure by ILECs for voice traffic, most equipment vendors have focused on the needs of the ILECs and their traditional analog voice services. These vendors have not developed products optimized for the unique requirements of CLECs and new digital services. Traditional systems, often based on proprietary software, are difficult and expensive to integrate with new DSL equipment and modern operational support systems. We believe widespread deployment of competitive DSL services requires new infrastructure equipment with standard interfaces providing for the automation and remote management of line installation, qualification and maintenance that would otherwise be manually implemented.

THE TURNSTONE SOLUTION

     We are a leading provider of loop management solutions that enable local exchange carriers to rapidly deploy and efficiently maintain DSL services. Loop management is the term we use to describe the automation and remote control of installation, qualification and maintenance of copper lines in a local loop. Our hardware and software solution for loop management improves the efficiency of installing and managing DSL services while delivering the high levels of reliability and scalability needed in a large, complex network. We believe that our Copper CrossConnect CX100 product family represents the first loop management solution designed and built to meet the requirements of local exchange carriers deploying DSL. Our CX100 product family consists of the Copper CrossConnect CX100 and associated modules and the CrossWorks suite of software applications. The CX100 product family is designed specifically to enable the rapid and efficient deployment of high-speed digital services on the existing local loop. The CX100 is typically deployed between one or more DSLAMs and the copper subscriber lines. CX100 line cards may be added over time as subscriber count increases and as more DSLAM line cards are added. The CX100 enables local exchange carriers to remotely qualify, manage and control the copper lines. CrossWorks can operate independently or be integrated with a local exchange carrier's operational support system, enabling an efficient and scalable loop management process.

     The benefits of our loop management solution include:

     RAPID AND EFFICIENT DSL DEPLOYMENT. Our CX100 enables carriers to remotely perform line qualification, testing and maintenance on any line connected through the system. Accurate line qualification and testing enable local exchange carriers to rapidly and efficiently deploy DSL services. The CX100 provides local exchange carriers with critical testing capabilities, including traditional tests performed on analog lines as well as advanced tests that are appropriate for DSL network environments. Our customers can remotely confirm if a particular copper line is properly connected into the central office, and whether it can support a specific type and speed of DSL service prior to deploying field personnel for installation at the subscriber site. The CX100 can also generate audible tones on any set of lines, providing field personnel with a convenient mechanism for ensuring lines are correctly connected during DSL installation. These features are also useful for performing fault isolation and maintenance on DSL subscriber lines after service is installed and operational.

     IMPROVED NETWORK RELIABILITY. The CX100 improves network reliability and availability by providing local exchange carriers with remote service modification and restoration capabilities, enabling local exchange carriers to offer guaranteed levels of service. For example, in the event of a DSLAM failure, our customers can rapidly restore services by remotely reconnecting the affected lines around the problem, a process we call protection switching. Carriers can also use the protection switching capability to remotely modify a customer's service type quickly and cost effectively. The ability to remotely modify a customer's services is useful for handling unforeseen installation problems or responding quickly to service change requests without the requirement for costly on-site labor.

     AUTOMATED OPERATIONS. Our CrossWorks software operates in conjunction with the CX100 to automate the collection, analysis and archiving of information regarding subscribers, line assignments, test histories and other loop management information. Raw test data can be automatically gathered at programmed intervals and analyzed, generating pass/fail notifications based on user-defined thresholds for particular services. All of the information is automatically stored and is available for future troubleshooting or trend analysis. CrossWorks also includes automated network administration capabilities such as software upgrades, backups and alarm tracking. CrossWorks may be integrated with service providers' existing operational support systems using open, standard interfaces or operated as a stand-alone application.

     COMPATIBLE WITH ALL SERVICES AND PLATFORMS. The CX100 is based on a physical connection architecture that is compatible with all types of local loop services and all types of DSLAMs. A single CX100 may be deployed with multiple DSLAMs from a variety of vendors, including Alcatel, Cisco, Copper Mountain, Lucent, Nokia and Paradyne. With our solution in place, local exchange carriers can deploy next-generation equipment to support emerging DSL services as well as leverage existing investments in networking equipment that support more traditional services.

STRATEGY

     Our objective is to be the leading provider of digital loop management solutions for local exchange carriers. Key elements of our strategy include:

     INCREASE PENETRATION IN THE CLEC MARKET. Our initial target customers are CLECs specifically focused on offering DSL services to business users. We expect that our target market will grow as new CLECs emerge and as established CLECs supplement their existing services with DSL service offerings for businesses. We believe our early success with CLECs such as BlueStar, Covad Communications, DSL.net, Jato Communications, Network Access Solutions and Rhythms NetConnections Inc. will better enable us to market to other CLECs as they deploy DSL.

     PENETRATE NEW MARKETS AS THEY EMERGE. We believe ILECs and local exchange carriers in other countries will gradually convert their installed base of analog, voice equipment to more efficient DSL equipment due to superior economics, demand for new services and continued deregulation. We intend to add features to our existing products to make our solutions more attractive to ILECs and local exchange carriers in other countries. We plan to expand our sales, marketing and support capabilities to meet the growing demand for high-speed access solutions and increase our brand recognition both domestically and internationally.

     ENHANCE PRODUCT OFFERINGS. We believe that our core product offerings can be enhanced to offer better value to existing and new customers and plan to continue adding features and functionality to increase the utility and applicability of our product offerings. Since our products have been deployed by a number of our customers, we have developed an understanding of the challenges facing these carriers, which better enables us to design additional features and capabilities into the CX100 product family. We expect to invest significant development resources in the areas of service qualifications, network management, operational support system interfaces and manufacturing cost reductions. In addition, we plan to seek regulatory approvals and certifications so that our products may be deployed outside the United States.

     DEVELOP RELATIONSHIPS WITH ORIGINAL EQUIPMENT MANUFACTURERS. Although we primarily market our products through our direct sales force, we believe original equipment manufacturer relationships can enhance our market position and make us a more attractive vendor to a broader base of customers. We have formed an original equipment manufacturer relationship with Lucent Technologies, who has chosen to resell the CX100 as a co-branded system. We expect this relationship to expand our distribution and customer support capacity globally as well as satisfy the equipment financing requirements of certain customers. In the future, we expect to develop other original equipment manufacturer relationships in order to penetrate additional customer segments or market our products in international markets.

     LEVERAGE RELATIONSHIPS WITH COMPLEMENTARY EQUIPMENT VENDORS. The CX100 is compatible with a variety of DSL equipment as well as analog telephone equipment. The CX100 may be used with multiple DSLAMs from a number of vendors, including Alcatel, Cisco, Copper Mountain, Lucent, Nokia and Paradyne. Because our solution is complementary to DSLAMs, we believe DSLAM vendors are likely to recommend our products to their customers. We intend to make our product an attractive complement to all DSLAM vendors and to further encourage joint sales and marketing activities. We are also working with vendors of hand-held line test equipment in order to provide more sophisticated loop management capabilities.

     OUTSOURCE MANUFACTURING. We outsource manufacturing of our products including material procurement, board level assembly, final assembly, test and shipment to our customers. We use automated design, manufacturing and test processes to minimize cycle times and improve product quality. We believe that continuing this arrangement will lower our manufacturing costs, provide us with more flexibility to scale our operations to meet changing demand and allow us to focus our engineering resources on new product development and product enhancements.

PRODUCTS

     The CX100 is typically deployed in a telephone company's central office between one or more DSLAMs and the copper subscriber lines. CX100 line cards may be added over time as subscriber count increases and as more DSLAM line cards are added. With the CX100 our customers can remotely qualify and monitor copper lines as well as verify connections to subscriber sites. We also offer a suite of software modules, called CrossWorks, which enables our customers to more efficiently control the CX100, enhancing remote or automated management of the local loop. We expect that these core technologies will serve as the basis for future generations of products.

     Pictured below is the CX100 deployed in the telephone company's central office, representing the first loop management solution specifically designed for rapid and efficient deployment of DSL.

                                      LOGO

[Automated Loop Management:
Title: Automated Loop Management
Diagram showing the Copper CrossConnect CX100 being used in the copper local loop network by CLEC DSL service provider. The Central office is depicted on the right-hand side of the diagram, including a physical connection point, ILEC voice equipment and CLEC owned DSL equipment (DSLAMs). The CX100 is shown between the DSLAMs and the physical connection point in the Central Office. Existing the Central Office are copper loops connected to other physical connection points, and then to DSL subscribers (businesses and homes). At the bottom of the picture, a remote Network Operations Center is controlling the CX100 in the Central office through software.]

     COPPER CROSSCONNECT CX100. The CX100 is a modular product designed for central office environments and is compliant with Network Equipment Building Standards. The base system, which depends on customer configuration, typically consists of one CX100 chassis, one P100 processor card and one or more L140 line cards. The base system is installed and fully cabled in a central office, with additional line cards added over time as subscriber count increases and as more DSLAM line cards are added. All modules may be inserted or removed while the system is operational and are automatically recognized and inventoried by the system upon insertion. All modules, indicators and switches are accessible from the front of the system, consistent with current industry practices. The CX100 supports dual 48-volt power feeds. In the event of loss of power, the CX100 maintains all connections with no loss of subscriber service. The CX100 chassis is available in 19 and 23 inch configurations. The 19 inch version supports 425 lines, and the 23 inch version supports 550 lines. The following modules are currently available:

     P100. The P100 processor card provides management and control functions for the system and has line qualification functionality. The P100 supports Ethernet, serial port or dial-up modem access for management, as well as access for interfacing to external test gear.

     L140. The L140 line card provides access to the P100 and connections for up to 25 copper lines. L140 line cards may be added over time as subscriber count increases and as more DSLAM line cards are added.

     M101. The M101 central office management card provides a six-port Ethernet hub and four contacts for monitoring physical alarms in central offices. This optional card provides a convenient management connectivity solution between multiple network products within the central office.

     CROSSWORKS. CrossWorks is a suite of software products that enable service providers to automate physical management of a large volume of copper lines when using CX100 systems.

     The following diagram shows how our CrossWorks software interfaces with a CLEC's operational support system.

                                      LOGO

[CrossWorks:
Title: CrossWorks Architecture
Diagram showing the CrossWorks architecture. On the right-hand side of the diagram are several Copper CrossConnects in different Central Offices being controlled by CrossWorks. In the middle of the diagram is the CrossWorks server, located at the Network Operations Center. The CrossWorks server is being accessed by several mechanisms, including a Voice Response System for field personnel, web interfaces for Network Operators and the Carrier's OSS and Database. The Carrier's OSS and Database interfaces to CrossWorks via standard APIs such as Corba, Java, etc. Additionally, the Carrier's OSS is shown accessing the Copper CrossConnects directly with SNMP or console interfaces.]

     CrossWorks employs a client-server architecture that offers flexible integration with existing operations and support systems. The CrossWorks server, which performs most of the automation work, can be accessed via standard interfaces, such as CORBA, JAVA, RMI, SNMP or DCOM, allowing a service provider to use its own user interface. Alternatively, a service provider can use CrossWorks as a standalone client-server application. With either of these approaches, CrossWorks is designed to interface with the service provider's existing database through a standard application programming interface. These options are designed to provide the service provider with automated system capabilities while leveraging its existing operational support systems infrastructure.

     The CrossWorks suite consists of the following modules:

     - CROSSTEST for line qualification and line history tracking;

     - CROSSSCOPE for frequency analysis of local loops;

     - CROSSCONFIG for comprehensive network configuration and administration of multiple CX100s; and

     - CROSSVIEW for basic management of individual CX100s.

CUSTOMERS

     As of September 30, 1999, our customers were Bluestar Communications, DSL.net, Jato Communications, MGC Communications, Network Access Solutions and Rhythms NetConnections. As of September 30, 1999, we had shipped over 1,500 CX100 systems. In the nine months ended September 30, 1999, Rhythms NetConnections accounted for approximately 55% of our revenues, and Network Access Solutions accounted for approximately 24% of our revenues.

SALES AND MARKETING

     We sell and market our products through our direct sales force and an indirect channel.

     DIRECT SALES. Our direct sales effort in North America is directed by four regional sales managers. To date, our direct sales efforts have been primarily focused on CLECs deploying DSL, and we expect to target other local exchange carriers who deploy DSL in the future. We plan to expand our direct sales organization internationally in the future. We also have seven systems engineers who support our regional sales managers and work with customers' engineering and operations personnel to improve their ability to use and integrate our products. Direct sales accounted for approximately 93% of our revenues for the nine months ended September 30, 1999.

     INDIRECT SALES. We have entered into an original equipment manufacturer agreement with Lucent Technologies, a leader in the global telecommunications equipment market. Under this agreement, we co-brand the CX100 with Lucent, which resells the CX100 products. Lucent offers DSL access equipment and services, including vendor financing, which facilitate the sale of our products and services. Lucent generally provides first level support for our products to its customers. Our agreement allows Lucent to sell our product on a worldwide, nonexclusive basis. Sales to Lucent accounted for approximately seven percent of our revenues for the nine months ended September 30, 1999.

     Our marketing organization is responsible for sales support, product presentations, documentation and pricing, as well as new product and feature definition. Our marketing organization also performs activities such as marketing communications, marketing research, trademark administration and other support functions.

CUSTOMER SERVICE AND SUPPORT

     We believe a high level of continuing service and support is critical to our long-term success. We offer comprehensive hardware and software maintenance and support programs for our products. The majority of our service and support activities are related to training, troubleshooting and network management. These services are provided by telephone, email and directly at customer locations using personnel from our customer support group. We also offer various training courses for our direct customers and original equipment manufacturers.

RESEARCH AND DEVELOPMENT

     We have assembled a team of highly skilled engineering professionals who are experienced at designing data networking equipment and network management software. Our engineering personnel have expertise in a number of fields, including digital loop carrier design, voice and data switching technology, local loop equipment design and operations support systems. During the nine months ended September 30, 1999, we spent $3.6 million on research and development. As of October 31, 1999, we had a total of 31 employees engaged in research and development.

     We believe that our future success depends on our continued ability to adapt to the rapidly changing local loop market, to maintain our expertise in loop management and to continue anticipating and satisfying our customers' evolving needs. We continually review and evaluate technological and regulatory changes affecting the local exchange carrier market and seek to offer products and capabilities that solve customers' operational challenges and improve their efficiency.

     Through our research and development efforts, we created our CrossWorks suite of software products that enable more efficient integration of our CX100 systems' functions into our customers' operations support systems. We believe that our extensive experience designing and implementing high-quality network components has enabled us to develop high-value integrated systems solutions. From these development efforts, we believe we have created an industry-leading platform for scalable, cost-effective, loop management.

     We are currently investing significant resources in operational support systems interfaces and capabilities, automated testing, new line cards optimized for specific applications and support for additional industry standards, including international compliance testing for our products.

COMPETITION

     The market for telecommunications equipment is highly competitive. A number of companies that have traditionally produced products for analog voice networks market products that compete with ours. These companies include: Harris Corporation, Hekimian Laboratories, Hewlett-Packard Company, Inrange Technologies Corporation, Lucent Technologies, Nortel Networks, Teradyne Corporation and Tollgrade Communications. In addition, a number of smaller companies are expected to introduce products that will compete with ours.

     We also compete with DSL equipment providers including Lucent, Nortel, Nokia and Alcatel, who have announced plans to incorporate competitive features and functionality into their DSLAMs. To the extent we expand the capabilities of our products to incorporate functionality traditionally contained in other equipment, we may also face increased competition from other vendors.

     Remaining competitive in our markets will require a continued high level of investment in research and development, marketing, and customer service. The principal competitive factors in our market include:

     - speed of new product introductions to market;

     - depth of product functionality;

     - ease of installation, integration and use;

     - system reliability and performance;

     - price and financing terms;

     - technical support and customer service;

     - size and stability of the vendor's operations; and

     - compliance with government and industry standards.

     Due to the rapidly evolving markets in which we compete, additional competitors with significant market presence and financial resources, including other large telecommunications equipment manufacturers, may enter our markets, thereby further intensifying competition. We may not have sufficient resources to continue to make the investments or achieve the technological advances necessary to compete successfully.

     The markets for high-speed telecommunications products are characterized by rapid technological developments, frequent enhancements to existing products and new product introductions, changes in end user requirements and evolving industry standards. The emerging nature of these products and services and their rapid evolution requires us to continually improve the performance, features and reliability of our products, particularly in response to competitive product offerings. Current or future competitors may foresee the course of market developments more accurately than we do and may introduce products incorporating superior or alternative technologies that could render our products obsolete.

     Our products are primarily used in DSL-based service applications that use copper lines. Numerous other high-speed access technologies, including cable modems, satellite technology and wireless technologies compete with DSL-based services. These competing technologies may ultimately prove to be superior to DSL-based services and reduce or eliminate the demand for our products. The properties of copper lines limit the speed and distance over which data can be transmitted. Service levels degrade as distance from the central switching station increases. Other competing technologies, such as wireless and cable, are not subject to such limitations. Our products may become obsolete as a result of the development of competing technologies that are more reliable, faster and less expensive than DSL.

MANUFACTURING

     Our manufacturing operation is entirely outsourced. We have entered into an agreement with A-Plus Manufacturing, under which we subcontract manufacturing of our products. A-Plus Manufacturing, located in San Jose, California, is an established contract manufacturer with ISO 9002 and Telecordia, formerly Bellcore, certifications. This subcontracting arrangement includes material procurement, board level assembly, final assembly, test and shipment to our customers. We utilize automated design, manufacturing and test processes to minimize cycle times and improve product quality. We design and implement all of the tests that are required to meet internal and external quality standards, and routinely monitor product quality via on-site inspections. This arrangement provides us with the following benefits:

     - we operate without substantial space dedicated to manufacturing operations;

     - we conserve a significant portion of the working capital that would be required for funding inventory; and

     - we can more easily adjust manufacturing volumes to meet changes in demand.

     We use a combination of standard parts and components, which are generally available from more than one vendor, and a number of key components that are purchased from sole or limited source vendors for which alternative sources are not currently available. In addition, lead times for some of the materials and components we use are very long. See "Risk Factors -- If we fail to accurately predict our manufacturing requirements, we could incur additional costs or experience manufacturing delays" and "-- Some key components in our products come from sole or limited sources of supply, which exposes us to potential supply interruption".

     One supplier, Burr-Brown, has stopped manufacturing a sole source component that we use to manufacture the CX100. We are working to identify and implement an alternative. We may not, however, successfully accomplish this prior to depleting our supply of the component.

INTELLECTUAL PROPERTY

     We rely on a combination of copyright, trademark, trade secret and other intellectual property law, nondisclosure agreements and other protective measures to protect our proprietary rights. We attempt to protect our intellectual property rights by limiting access to the distribution of our software, documentation and other proprietary information. In addition, we enter into confidentiality agreements with our employees and certain customers, vendors and strategic partners. These steps may fail to prevent the misappropriation of our intellectual property, particularly in foreign countries where the laws may not protect our proprietary rights as fully as in the United States. Other parties may independently develop competing technology. Attempts may be made to copy or reverse engineer aspects of our products or to obtain and use information that we regard as proprietary. We presently have no patents and no patent applications. Future patent applications, if any, may not be approved, any issued patents may not protect our intellectual property, and any issued patents may be challenged by third parties. Any failure to adequately protect our proprietary rights could result in our competitors offering similar products, potentially resulting in loss of a competitive advantage and decreased revenues.

     We employ a variety of intellectual property in the development and manufacturing of our products. We believe that the loss of all or a substantial portion of our intellectual property rights could have a material adverse effect on our results of operations. We cannot be sure that our intellectual property protection measures will be sufficient to prevent misappropriation of our technology. In addition, the laws of many foreign countries do not protect our intellectual properties to the same extent as the laws of the United States. From time to time, we may desire or be required to renew or to obtain licenses from others in order to further develop and market commercially viable products effectively. We cannot be sure that any necessary licenses will be available on reasonable terms.

     To date, we have not been notified that our products infringe the proprietary rights of third parties, but we cannot be certain that third parties will not claim infringement by us with respect to our current or future products. See "Risk Factors -- If we become involved in a protracted intellectual property dispute, or one with a significant damages award, or which requires us to cease selling our products, our operating results would suffer".

     We have registered Turnstone Systems and the Turnstone Systems logo as trademarks. Copper CrossConnect CX100 is also our trademark. Each trademark, trade name or service mark of any other company appearing in this prospectus belongs to its holder.

EMPLOYEES

     At October 31, 1999, we had a total of 69 employees, all of whom were based in the United States. Of the total, 31 were engaged in research and development, 19 were engaged in sales, marketing and customer support, 10 were engaged in operations, and 9 were in administration and finance. None of our employees is subject to a collective bargaining agreement and we believe that our relations with our employees are good.

FACILITIES

     As of October 31, 1999, our principal administrative, sales, marketing and research and development facility occupied approximately 20,300 square feet in Mountain View, California pursuant to a sublease that expires in September 2002. We have sales offices throughout the United States, including regional sales offices in Colorado, Illinois, Massachusetts, and Virginia. We expect to require additional office space within the next 12 months.

LEGAL PROCEEDINGS

     We are not a party to any material legal proceedings.

                                   MANAGEMENT

EXECUTIVE OFFICERS AND DIRECTORS

     The following table sets forth information with respect to our executive officers and directors as of September 30, 1999.

               NAME                 AGE                           POSITION
               ----                 ---                           --------
Richard N. Tinsley(1).............  35    President, Chief Executive Officer and Director
P. Kingston Duffie(1).............  38    Chief Technology Officer and Director
M. Denise Savoie..................  43    Chief Financial Officer and Vice President, Business
                                          Operations
Eric J. Andrews...................  34    Vice President, Marketing
Michael A. Crumlin................  38    Vice President, Sales and Customer Service
John Loiacono IV..................  35    Vice President, Business Development
Catherine Millet..................  47    Vice President, Engineering
Shames S. Panahi..................  41    Vice President, Operations
Robert J. Finocchio, Jr.(2).......  48    Director
John K. Peters(3).................  51    Director
Andrew W. Verhalen(2).............  43    Director
Geoffrey Y. Yang(3)...............  40    Director

-------------------------
(1) Member of Stock Option Grant Committee
(2) Member of Audit Committee
(3) Member of Compensation Committee

     RICHARD N. TINSLEY cofounded Turnstone Systems in January 1998 and has served as President and Chief Executive Officer and as a director since that time. From August 1997 to December 1997, Mr. Tinsley was a consultant to the venture capital firms Institutional Venture Partners and Benchmark Capital Partners. From September 1993 to August 1997, Mr. Tinsley held various positions at Newbridge Networks, a designer and manufacturer of networking products, most recently as Vice President and General Manager, VIVID Business Unit. Mr. Tinsley holds an M.B.A from the University of Dallas and a B.S. in electrical engineering from Rensselaer Polytechnic Institute.

     P. KINGSTON DUFFIE cofounded Turnstone Systems in January 1998 and has served as Chief Technology Officer and as a director since that time. From January 1998 to April 1999, he also served as Vice President, Engineering. From August 1997 to January 1998, Mr. Duffie was a consultant to Institutional Venture Partners and Matrix Partners. From May 1997 to July 1997, Mr. Duffie was Assistant Vice President, Engineering, Data Communications division, for Ascend Communications, a developer and manufacturer of wide area networking equipment. From March 1993 until April 1997, Mr. Duffie was Chief Technology Officer at Whitetree, Inc., a developer and manufacturer of high-speed switching products, which was acquired by Ascend Communications in April 1997. From April 1994 until August 1996, he also served as Vice President, Engineering of Whitetree. Mr. Duffie holds an M.S. in electrical engineering from McGill University in Montreal and a B.Sc. (Eng.) in engineering physics from Queen's University in Kingston, Ontario.

     M. DENISE SAVOIE cofounded Turnstone Systems in January 1998 and has served as Chief Financial Officer and Vice President of Business Operations since that time. From May 1997 to December 1997 Ms. Savoie worked as an independent consultant. From May 1993 until May 1997, Ms. Savoie served as Vice President of Business Operations and Chief Financial Officer at Whitetree. Ms. Savoie holds a B.A. in economics from the University of Michigan and a B.A. in art from Whitman College.

     ERIC J. ANDREWS joined Turnstone Systems in February 1998 and has served as Vice President, Marketing since that time. From April 1993 to January 1998, Mr. Andrews held various marketing positions at Newbridge Networks, most recently as Assistant Vice President of Marketing, VIVID Business Unit. Mr. Andrews holds an M.S. and a B.S. in computer science and electrical engineering from the Massachusetts Institute of Technology.

     MICHAEL A. CRUMLIN joined Turnstone Systems in March 1999 and has served as Vice President, Sales and Customer Service since that time. From August 1998 to February 1999, Mr. Crumlin was Vice President of Business Development for e.spire Communications, a provider of integrated communications services. From November 1996 to August 1998, Mr. Crumlin was Director of Marketing of Yurie Systems, a manufacturer of telecommunications equipment, which was acquired by Lucent Technologies, a provider of communications and networking products, in May 1998. From April 1995 to August 1996, Mr. Crumlin was a co-founder and Director of Marketing & Business Development of TSI TelSys, a developer of satellite data processing systems. Mr. Crumlin holds an M.B.A from the Harvard University Graduate School of Business and a B.S. in engineering from the United States Military Academy at West Point.

     JOHN LOIACONO IV joined Turnstone Systems in September 1999 and has served as Vice President, Business Development since that time. From September 1994 to September 1999, Mr. Loiacono was Director of Systems Engineering, Europe, Middle-East, Africa at Bay Networks, Inc., a provider of internetworking solutions, which was acquired by Nortel Networks, a supplier of telecommunications equipment products, in August 1998. Mr. Loiacono holds a B.S. in computer science from California State University -- San Francisco.

     CATHERINE MILLET joined Turnstone Systems in April 1999 and has served as Vice President, Engineering since that time. From December 1997 to April 1999, Ms. Millet held various senior management positions at Advanced Fibre Communications, a designer and manufacturer of multi-service access solutions for telecommunications providers, most recently as Vice President of Engineering. From September 1994 to December 1997, Ms. Millet held various senior management positions at DSC Communications, a provider of telecommunications products, most recently as Vice President of Advanced Planning. Ms. Millet holds an M.S.E.E from the Ecole Superieure d' Electricite in Paris.

     SHAMES S. PANAHI joined Turnstone Systems in February 1998 and has served as Vice President, Operations since that time. From October 1995 to June 1997, Ms. Panahi was Director of Manufacturing at Whitetree. From June 1992 to October 1995, Ms. Panahi was Manufacturing Engineering Manager at Adaptive/Network Equipment Technologies, a designer and manufacturer of wide area networks. Ms. Panahi holds a B.S. in industrial engineering from Northwestern University.

     ROBERT J. FINOCCHIO, JR. has been a director of Turnstone Systems since September 1999. He has served as Chairman of the Board of Informix Corporation, a provider of database systems, since July 1997 and served as President and Chief Executive Officer of Informix from July 1997 to July 1999. From December 1988 until April 1997, Mr. Finocchio was employed with 3Com Corporation, a global data networking company, where he held various positions, most recently serving as President, 3Com Systems. Mr. Finocchio also serves as a director of Latitude Communications, a teleconferencing company, and Echelon Corporation, a developer of open, interoperable control networks. Mr. Finocchio is also a Regent of Santa Clara University. Mr. Finocchio holds an M.B.A. from the Harvard University Graduate School of Business and a B.S. in economics from Santa Clara University.

     JOHN K. PETERS has been a director of Turnstone Systems since June 1999. From July 1995 to present Mr. Peters has held the position of Executive Vice President as well as various other senior management positions at Concentric Network Corporation, a provider of Internet protocol-based network services. From February 1993 to July 1995, Mr. Peters served as President of Venture Development Consulting, a consulting firm specializing in new communications and information services. Mr. Peters holds an M.B.A. from the Stanford University Graduate School of Business and a B.S. in Statistics from Stanford University.

     ANDREW W. VERHALEN has been a director of Turnstone Systems since January 1998. Mr. Verhalen has been a partner of Matrix Partners, a venture capital firm, since April 1992. He also serves on the board of directors of Alteon WebSystems, a provider of Internet infrastructure solutions, Copper Mountain, a supplier of digital subscriber line-based communications products, Phone.com, a provider of Internet-based services for wireless telephones, and Watchguard Technologies, a provider of Internet security software. Mr. Verhalen holds M.B.A, M.Eng. and B.S.E.E degrees from Cornell University.

     GEOFFREY Y. YANG has been a director of Turnstone Systems since January 1998. Since June 1989, Mr. Yang has been a general partner of Institutional Venture Partners, a venture capital firm. He has also been a Managing Director of Redpoint Ventures, a venture capital firm, since October 1999. Mr. Yang is a director of MMC Networks, Inc., a developer of network processors, Ask Jeeves, Inc., a provider of natural-language question answering services on the Internet, and TiVo, a provider of personalized television services. Mr. Yang holds an M.B.A. from the Stanford University Graduate School of Business, a B.S.E. in Information Systems Engineering from Princeton University and a B.A. in economics from Princeton University.

     Upon completion of the offering, our bylaws will provide that executive officers are appointed by the board of directors and serve for periods as determined by the board of directors. Ms. Savoie is married to Mr. Duffie's brother. There are no other family relationships among any of our directors, officers or key employees.

BOARD OF DIRECTORS

     Upon completion of this offering, our bylaws will provide for a board of directors consisting of six members. Our certificate of incorporation will provide for a classified board of directors consisting of three classes of directors, each serving staggered three-year terms. As a result, a portion of our board of directors will be elected each year. To implement the classified structure, prior to the consummation of the offering, two of the nominees to the board of directors will be elected to terms expiring at the first annual meeting of stockholders after the closing of this offering, two will be elected to terms expiring at the second annual meeting of stockholders after the closing of this offering, and two will be elected to terms expiring at the third annual meeting of stockholders after the closing of this offering. Thereafter, each class of directors will be elected for three-year terms. Messrs. Tinsley and Duffie have been designated Class I Directors, whose term will expire at the annual meeting of stockholders held in 2000. Messrs. Verhalen and Yang have been designated Class II Directors, whose term will expire at the annual meeting of stockholders held in 2001. Messrs. Peters and Finocchio have been designated Class III Directors, whose term will expire at the annual meeting of stockholders held in 2002. This classification of the board of directors may delay or prevent a change in control of our company or in our management. See "Description of Capital Stock -- Antitakeover Effects of Provisions of Our Charter Documents".

BOARD COMMITTEES

     We established an audit committee in October 1999. The audit committee consists of Messrs. Verhalen and Finocchio. The audit committee reviews our internal accounting procedures and consults with and reviews the services provided by our independent accountants.

     We established a compensation committee in March 1999. The compensation committee consists of Messrs. Peters and Yang. The compensation committee reviews and recommends to the board of directors the compensation of all of our officers and directors, including stock compensation and loans, and establishes and reviews general policies relating to the compensation and benefits of our employees.

     We established a stock option grant committee in March 1999. The stock option grant committee consists of Messrs. Duffie and Tinsley. The board of directors delegated the stock option grant committee the authority to act as administrator of the 1998 Stock Plan solely for the purpose of granting stock options to new and current employees within Board-approved guidelines, including those set forth in the 1998 and 2000 Stock Plans. The stock option grant committee is not authorized to grant stock options to our directors or executive officers.

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

     Prior to establishing the compensation committee, the board of directors as a whole performed the functions delegated to the compensation committee. No interlocking relationship exists between any member of our board of directors or our compensation committee and any member of the board of directors or compensation committee of any other company.

DIRECTOR COMPENSATION

     We do not currently compensate our directors in cash for their service as members of the board of directors, although they are reimbursed for certain expenses in connection with attendance at board of director and committee meetings. Under our 1998 Stock Plan, which will terminate upon completion of this offering, nonemployee directors are eligible to receive stock option grants at the discretion of the board of directors. We have previously granted options to Messrs. Peters and Finocchio. These grants are described under the caption "Certain Transactions -- Stock Option Grants to Directors". Upon completion of this offering, under our 2000 Stock Plan, nonemployee directors will receive automatic annual nondiscretionary stock option grants and will also be eligible to receive additional stock option grants at the discretion of the board of directors. For further information regarding the provisions of the 1998 Stock Plan and the 2000 Stock Plan, please refer to the discussion under the caption "Incentive Stock Plans".

LIMITATIONS ON LIABILITY AND INDEMNIFICATION

     Upon completion of the offering, our certificate of incorporation will limit the liability of directors to the fullest extent permitted by Delaware law. Delaware law provides that directors of a corporation will not be personally liable for monetary damages for breach of their fiduciary duties as directors, except liability for:

     - a breach of their duty of loyalty to the corporation or its stockholders;

     - acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law;

     - unlawful payments of dividends or unlawful stock repurchases or redemptions; or

     - any transaction from which the director derived an improper personal benefit.

     The limitation of liability does not apply to liabilities arising under the federal securities laws and does not affect the availability of equitable remedies such as injunctive relief or rescission.

     Upon completion of this offering, our certificate of incorporation will provide that we will indemnify our directors, officers and employees to the fullest extent permitted by law. We believe that indemnification under our bylaws covers at least negligence and gross negligence on the part of indemnified parties. Our bylaws will also permit us to secure insurance on behalf of any officer, director, employee or other agent for any liability arising out of his or her actions in their capacity as an officer, director, employee or other agent, regardless of whether we would have the power to indemnify him or her under Delaware law.

     In addition, we have entered into agreements to indemnify our directors and executive officers. These agreements, among other things, provide for indemnification of our directors and executive officers for judgments, fines, settlement amounts and certain expenses, including attorneys' fees incurred by the director or executive officer in any action or proceeding, including any action by or in the right of Turnstone Systems, arising out of the person's services as a director or executive officer of Turnstone Systems, any of our subsidiaries or any other company or enterprise to which the person provides services at our request. We believe that these provisions and agreements are necessary to attract and retain qualified persons as directors and executive officers.

     The limited liability and indemnification provisions in our certificate of incorporation and bylaws may discourage stockholders from bringing a lawsuit against our directors for breach of their fiduciary duty and may reduce the likelihood of derivative litigation against our directors and officers, even though a derivative action, if successful, might otherwise benefit us and our stockholders. A stockholder's investment in us may be adversely affected to the extent we pay the costs of settlement or damage awards against our directors and officers under these indemnification provisions.

     At present, there is no pending litigation or proceeding involving any of our directors, officers or employees in which indemnification is sought, nor are we aware of any threatened litigation that may result in claims for indemnification.

EXECUTIVE COMPENSATION

     The following table indicates the compensation earned for services rendered to Turnstone Systems in all capacities for the fiscal year ended December 31, 1998 by our Chief Executive Officer and our next most highly compensated executive officers who earned more than $100,000 during the fiscal year. We refer to the officers identified in the table as the "Named Executive Officers".

                           SUMMARY COMPENSATION TABLE

                                                                LONG-TERM
                                                               COMPENSATION
                                                                  AWARDS
                                                               ------------
                                       ANNUAL COMPENSATION      SECURITIES
                                      ---------------------     UNDERLYING        ALL OTHER
    NAME AND PRINCIPAL POSITIONS       SALARY       BONUS        OPTIONS        COMPENSATION
    ----------------------------      ---------    --------    ------------    ---------------
Richard N. Tinsley..................  $163,109     $     --           --          $34,361(1)
  President and Chief Executive
     Officer
P. Kingston Duffie..................   146,058           --           --              574(2)
  Chief Technology Officer
Eric J. Andrews.....................   116,667           --      632,500           19,852(3)
  Vice President, Marketing

-------------------------
(1) Represents $33,177 in relocation expenses, $1,168 in medical insurance premiums and $16 in life insurance premiums.
(2) Represents $558 in medical insurance premiums and $16 in life insurance premiums.
(3) Represents $19,433 in relocation expenses, $403 in medical insurance premiums and $16 in life insurance premiums.

OPTION GRANTS IN LAST FISCAL YEAR

     The following table provides information relating to stock options granted to each of the Named Executive Officers during the fiscal year ended December 31, 1998. All of these options were granted under our 1998 Stock Plan and have a term of 10 years, subject to earlier termination in the event the optionee's services to us cease.

     The exercise prices of the options we grant are equal to the fair market value of our common stock, as determined by our board of directors, on the date of grant. The exercise price may be paid by cash or check.

     Under our 1998 Stock Plan, in the event of an acquisition of Turnstone Systems by merger or asset purchase, the vesting of each outstanding option listed below will accelerate to the extent that it would have been vested on the date twelve months following the effectiveness of the acquisition. Furthermore, if the acquiring corporation fails to assume or substitute the remaining unvested options, then all of the option shares will become immediately vested. See "-- Incentive Stock Plans -- 1998 Stock Plan".

     The potential realizable values at 5% and 10% appreciation are calculated by assuming that the fair market value of the common stock on the date of grant appreciates at the indicated annual rate, compounded annually for the entire ten-year term of the option. In addition, we have assumed that the option is exercised and sold on the last day of its term at the appreciated price. Stock price appreciation rates of 5% and 10% are assumed based on the rules of the Securities and Exchange Commission and do not represent our prediction of the performance of our stock price.

                       OPTION GRANTS IN LAST FISCAL YEAR

                                                                                       POTENTIAL REALIZABLE
                                               PERCENT OF                                VALUE AT ASSUMED
                                 NUMBER OF    TOTAL OPTIONS                               ANNUAL RATES OF
                                 SECURITIES    GRANTED TO                               STOCK APPRECIATION
                                 UNDERLYING     EMPLOYEES     EXERCISE                    FOR OPTION TERM
                                  OPTIONS        DURING       PRICE PER   EXPIRATION   ---------------------
             NAME                 GRANTED        PERIOD         SHARE        DATE         5%          10%
             ----                ----------   -------------   ---------   ----------   ---------   ---------
Richard N. Tinsley.............        --            --%        $  --           --      $    --     $    --
P. Kingston Duffie.............        --            --            --           --           --          --
Eric J. Andrews................   632,500         19.01          0.05       2/9/08       19,889      50,402

AGGREGATE OPTION EXERCISES AND OPTION VALUES

     The following table provides information relating to option exercises by the Named Executive Officers during the fiscal year ended December 31, 1998, and the number and value of vested and unvested options held by the Named Executive Officers as of December 31, 1998.

     The amounts in the "Value Realized" column are equal to the fair market value of the purchased shares on the option exercise date, less the exercise price paid for such shares.

     Options granted under our 1998 Stock Plan are immediately exercisable for all the option shares, but we may repurchase, at the original exercise price, any shares purchased under such options if the optionee's service relationship with us terminates before the shares are vested. The 1998 Stock Plan will terminate upon the closing of this offering, and no further option grants will be made under this plan. Options granted under the 2000 Stock Plan, which will become effective upon the closing of this offering, will not be exercisable prior to vesting.

     No Named Executive Officer held an outstanding option to acquire our stock at December 31, 1998. All shares held by Mr. Andrews were unvested and subject to a repurchase option in favor of Turnstone Systems in the event of a termination of Mr. Andrew's employment.

     OPTION EXERCISES IN LAST FISCAL YEAR AND FISCAL YEAR-END OPTION VALUES

                                                               SHARES UNDERLYING     VALUE OF UNEXERCISED
                                                              UNEXERCISED OPTIONS        IN-THE-MONEY
                                   SHARES                              AT                 OPTIONS AT
                                ACQUIRED ON                    DECEMBER 31, 1998      DECEMBER 31, 1998
                                  EXERCISE        VALUE       --------------------   --------------------
             NAME                 OPTIONS        REALIZED      VESTED    UNVESTED     VESTED    UNVESTED
             ----               ------------   ------------   --------   ---------   --------   ---------
Richard N. Tinsley............         --        $    --           --          --    $    --     $    --
P. Kingston Duffie............         --             --           --          --         --          --
Eric J. Andrews...............    632,500         31,625           --          --         --          --

CHANGE OF CONTROL AGREEMENTS

     Our 1998 Stock Plan and our 2000 Stock Plan provide, under certain circumstances, for accelerated vesting upon a change of control of Turnstone Systems. The terms of this accelerated vesting are disclosed in detail below under "Incentive Stock Plans".

     In January 1998, Richard N. Tinsley, P. Kingston Duffie and M. Denise Savoie each purchased shares of our common stock pursuant to founders' restricted stock purchase agreements. These agreements contain vesting provisions that give us the option to repurchase unvested shares at the original purchase price if the purchaser's service to the company is terminated. Upon a change of control of Turnstone, in each case, 75% of their shares that have not yet vested will vest and will no longer be subject to repurchase by us. If his or her employment with the surviving corporation is terminated within twelve months following the change of control, then all of his or her shares that have not yet vested will vest and will no longer be subject to repurchase.

INCENTIVE STOCK PLANS

1998 STOCK PLAN

     Our 1998 Stock Plan was adopted by our board of directors in January 1998 and subsequently approved by our stockholders. Our 1998 Stock Plan provides for the grant of incentive stock options, nonstatutory stock options, or stock purchase rights to employees, directors and consultants. A total of 6,324,000 shares of common stock have been reserved for issuance under the 1998 Stock Plan.

     As of September 30, 1999, options to purchase 2,999,000 shares of common stock were outstanding and 480,776 shares were available for future grant. Upon completion of this offering, the 1998 Stock Plan will terminate, no further option grants will be made under the 1998 Stock Plan, and any shares reserved but not yet issued under the 1998 Stock Plan will be available for grant under the 2000 Stock Plan.

     Our board of directors administers the 1998 Stock Plan and may determine the terms of options granted, including the exercise price, the number of shares subject to individual option awards and the vesting period of the options. The board of directors has delegated responsibility for approving option grants to non-officer employees to the stock option grant committee. These grants must be within guidelines prescribed by the board of directors. Grants to executive officers or directors, however, require approval of the board of directors. The exercise price of incentive stock option grants to employees cannot be lower than 100% of the fair market value of the common stock on the date of grant. In the case of incentive stock options granted to employees who are holders of more than 10% of our voting power, the exercise price cannot be less than 110% of the fair market value. The term of an incentive stock option cannot exceed ten years, and the term of an incentive stock option granted to a holder of more than 10% of our voting power cannot exceed five years. Nonstatutory options granted to an employee, consultant or director who, at the time of grant, holds stock representing more than ten percent of the voting power of our capital stock, must have an exercise price of least 110% of the fair market value on the date of grant. Nonstatutory options granted to any other employee, consultant or director must have an exercise price of at least 85% of the fair market value on the date of grant. Stock purchase rights may be issued either alone, in addition to, or in tandem with other awards granted under the 1998 Stock Plan and/or cash awards made outside of the 1998 Stock Plan. Options and stock purchase rights granted under our 1998 Stock Plan generally become exercisable at the rate of 25% of the total number of shares subject to the option twelve months after the date of grant, and approximately 2.1% of the shares subject to the option each month thereafter. The board of directors may amend, modify or terminate the 1998 Stock Plan at any time as long as such amendment, modification or termination does not impair the rights of plan participants with respect to outstanding options under the 1998 Stock Plan.

     Option agreements under the 1998 Stock Plan between Turnstone Systems and each optionholder allow optionholders to purchase shares issuable under their option agreements before the shares have vested. All unvested shares issued pursuant to this early exercise provision are subject to repurchase by us at the original exercise price. All stock certificates representing exercised but unvested shares are held in escrow until the shares have vested.

     In the event we are acquired in a merger or asset purchase, each outstanding option and stock purchase right granted under the 1998 Stock Plan will vest to the extent that the option or stock purchase right would have been vested on the date twelve months following the effectiveness of the acquisition, and the successor corporation will assume or substitute an equivalent option for each outstanding option under the 1998 Stock Plan. In the event that the successor corporation refuses to assume or issue an equivalent option for each outstanding option, these options will become fully vested. Following an assumption or substitution in connection with a merger, if the successor corporation terminates an optionholder's status as an employee or consultant, other than for cause, within twelve months following the merger, then the optionholder's options will become fully vested. Furthermore, in event of a merger, options or stock purchase rights held by an outside director will become fully vested.

2000 STOCK PLAN

     Our 2000 Stock Plan was adopted by our Board of Directors in November 1999. It will become effective upon the effectiveness of this offering. The 2000 Stock Plan provides for the grant of incentive stock options, nonstatutory stock options and stock purchase rights to employees, directors and consultants. The 2000 Stock Plan also provides for nondiscretionary grants of nonstatutory options to outside directors. Under this nondiscretionary grant mechanism, each outside director will receive an option to purchase 30,000 shares of our common stock at the time he or she first becomes a director. This initial grant will vest over three years in three equal annual installments. In addition, beginning with the 2001 Annual Meeting of Stockholders, each outside director who has served as a director for at least the six preceding months will receive an option to acquire an additional 10,000 shares. Each of these incremental option grants will vest in full one year after all options previously granted to the director have fully vested. All options granted to outside directors under this nondiscretionary grant mechanism will have an exercise price equal to the fair market value of our common stock on the date of grant.

     A total of 5,000,000 shares of common stock have been reserved for issuance under the 2000 Stock Plan. No shares or options have been issued under the 2000 Stock Plan prior to this offering. An annual increase in the share reserve will be added on the first day of our fiscal year, beginning in 2001, equal to the lesser of:

     - 5,000,000 shares;

     - 6% of the outstanding shares on that date; or

     - a lesser amount determined by the board of directors.

     Our board of directors will administer the 2000 Stock Plan and will determine the terms of options granted, including the exercise price, the number of shares subject to individual option awards and the vesting period of options. The exercise price of incentive stock option grants to employees cannot be lower than 100% of the fair market value on the date of grant and, in the case of incentive stock options granted to employees who are holders of more than 10% of our voting power, not less than 110% of the fair market value. The exercise price of options granted to outside directors will be 100% of the fair market value on the date of grant. The term of an incentive stock option cannot exceed ten years, and the term of an incentive stock option granted to a holder of more than 10% of our voting power cannot exceed five years. Stock purchase rights may be issued either alone, in addition to, or in tandem with other awards granted under the 2000 Stock Plan and/or cash awards made outside of the 2000 Stock Plan. Options and stock purchase rights granted under our 2000 Stock Plan generally become exercisable at the rate of 25% of the total number of shares subject to the option twelve months after the date of grant and approximately 2.1% of the shares subject to the option each month thereafter.

     In the event we are acquired in a merger or asset purchase, each outstanding option and stock purchase right granted under the 2000 Stock Plan will vest to the extent that such option or stock purchase right would have been vested on the date twelve months following the effectiveness of the acquisition, provided the successor corporation assumes or substitutes an equivalent option for each outstanding option. In the event that the successor corporation refuses to assume or issue an equivalent option for each outstanding option, such options will become fully vested and exercisable. Following an assumption or substitution in connection with a merger, if the successor corporation terminates an optionholder's status as an employee or consultant other than for cause within twelve months following such merger, then the optionholder's options will become fully vested. Furthermore, in event of a merger, options or stock purchase rights held by an outside director will vest fully.

2000 EMPLOYEE STOCK PURCHASE PLAN

     Our 2000 Employee Stock Purchase Plan was adopted by our Board of Directors in November 1999. It will become effective upon the effectiveness of this offering. The 2000 Employee Stock Purchase Plan provides our employees with an opportunity to purchase our common stock through accumulated payroll deductions. A total of 500,000 shares of common stock has been reserved for issuance under the 2000 Employee Stock Purchase Plan, none of which has been issued prior to this offering. An annual increase in the share reserve under the 2000 Employee Stock Purchase Plan will be added on the first day of our fiscal year, beginning in 2001, equal to the lesser of:

     - 750,000 shares;

     - 2% of the outstanding shares on that date; or

     - a lesser amount determined by the board of directors.

     The 2000 Employee Stock Purchase Plan will be administered by our board of directors or by a committee appointed by the board of directors. The 2000 Employee Stock Purchase Plan will permit eligible employees to purchase common stock through payroll deductions of up to 15% of an employee's base compensation on each pay day during the offering period, provided that no employee may purchase more than 1,000 shares in any six-month purchase period, and in no event may an employee purchase more than $25,000 worth of stock, determined at the fair market value of the shares at the time the option is granted, in one calendar year. Any employee employed by us on a given enrollment date is eligible to participate during that offering period, provided they remain employed by us for the duration of that offering period. Unless the board of directors or its committee determines otherwise, the 2000 Employee Stock Purchase Plan will be implemented in a series of overlapping offering periods, each approximately twenty-four months in duration. However, the first offering period will be approximately 27 months in duration, ending on the last trading day on or before October 31, 2001. Offering periods contain four consecutive, six-month purchase periods, and will begin on the first trading day on or after May 1 and November 1 of each year and terminate on the last trading day in the period twenty-four months later. The first purchase period will commence on the date upon which the registration statement, of which this prospectus is a part, is declared effective by the Securities and Exchange Commission and terminate on the last trading day in the period ending October 31, 2000. In the event we are acquired, offering and purchase periods then in progress will be shortened and all options automatically exercised. The price at which common stock will be purchased under the 2000 Employee Stock Purchase Plan is equal to 85% of the fair market value of our common stock on the first day of the applicable offering period or the last day of the applicable purchase period, whichever is lower. Employees may end their participation in the offering period at any time, and participation automatically ends on termination of employment. The board of directors may amend, modify or terminate the 2000 Employee Stock Purchase Plan at any time as long as the amendment, modification or termination does not impair vesting rights of plan participants. The 2000 Employee Stock Purchase Plan will terminate in January 2010, unless terminated earlier in accordance with its provisions.

                              CERTAIN TRANSACTIONS

     The following is a description of transactions since inception (January
1998) to which we have been a party, in which the amount involved in the transaction exceeds $60,000 and in which any director, executive officer or holder of more than 5% of our capital stock had or will have a direct or indirect material interest other than compensation arrangements which are otherwise required to be described under "Management".

COMMON STOCK

     On January 2, 1998, we issued 3,027,145 shares of common stock to P. Kingston Duffie, one of our founders and directors and our Chief Technical Officer; 2,421,210 shares of common stock to M. Denise Savoie, one of our founders and our Chief Financial Officer; and 3,027,145 shares of common stock to Richard N. Tinsley, one of our founders and directors and our President and Chief Executive Officer, in each case at a price per share of $0.001. All these shares were issued pursuant to founders' restricted stock purchase agreements and are subject to a right of repurchase by Turnstone Systems, which lapses monthly over a period of four years. Mr. Duffie's and Mr. Tinsley's shares will become fully vested on October 1, 2001, and Ms. Savoie's shares will become fully vested on January 19, 2002. Vesting is subject to acceleration upon a change of control involving a merger, sale of all or substantially all of our assets or a shift in 50% or more of the voting power of our capital stock. Our repurchase rights lapse immediately after a change of control with respect to 75% of the shares then subject to the repurchase right and lapse with respect to all remaining unvested shares in the event the individual is constructively terminated or terminated without cause within twelve months after the change in control.

PREFERRED STOCK

     The following table summarizes the sales of preferred stock to our executive officers, directors and principal stockholders, and persons and entities associated with them, since our inception. Each share of Series A Preferred Stock and Series B Preferred Stock automatically converts into one share of common stock upon the closing of this offering. See "Principal Stockholders" for a summary of the affiliations of each of the persons and entities described below.

                                                                                       TOTAL VALUE OF
                                                      SERIES A          SERIES B       PREFERRED STOCK
                                                   PREFERRED STOCK   PREFERRED STOCK      PURCHASED
                                                   ---------------   ---------------   ---------------
Date of sale.....................................   January 1998      January 1999
Price per share..................................   $       0.50      $       1.95
Entities associated with our directors
  Entities Associated with Institutional Venture
     Partners....................................      4,800,000         1,213,882       $4,767,070
  Entities Associated with Benchmark Capital.....      1,900,000           480,496        1,886,967
  Entities Associated with Matrix Partners.......      4,800,000         1,213,882        4,767,070

     Andrew W. Verhalen, one of our directors, is a general partner of Matrix Partners, one of our investors. Geoffrey Y. Yang, another director, is a general partner of Institutional Venture Partners.

STOCK OPTION GRANTS TO DIRECTORS

     In June 1999, we granted to John K. Peters an option to purchase 40,000 shares of our common stock under our 1998 Stock Plan at a per-share exercise price of $1.75, the fair market value of a share of our common stock as determined by the board of directors on the date of the grant. The option was fully vested at the time of grant. Mr. Peters exercised the entire option in June 1999.

     In September 1999, we granted to Mr. Peters an option to purchase 60,000 shares under our 1998 Stock Plan at a per-share exercise price of $5.00, the fair market value of a share of our common stock as determined by the board of directors on the date of the grant. The option is subject to vesting over a four year period. None of these shares will vest during the twelve months after the grant date. The shares will begin vesting on the first anniversary of the date of grant on a monthly basis thereafter until all the shares are vested. The stock option agreement between Turnstone Systems and Mr. Peters provides for the early exercise of the option, and Mr. Peters exercised the entire option in September 1999. Under the 1998 Stock Plan, if Mr. Peters' service as a director is terminated, any unvested shares are subject to repurchase by us at the original per-share purchase price.

     In September 1999, we granted to Robert J. Finocchio, Jr. a stock option to purchase 100,000 shares under our 1998 Stock Plan at a per-share exercise price of $5.00, the fair market value of a share of our common stock on the date of the grant. The option is subject to vesting over a four year period, with an equal portion of the shares subject to the option vesting each month until all the shares are vested.

INDEMNIFICATION

     We have entered into indemnification agreements with each of our directors and executive officers. These indemnification agreements require us to indemnify our directors and officers to the fullest extent permitted by Delaware law. See "Management -- Limitations on Liability and Indemnification".

                             PRINCIPAL STOCKHOLDERS

     The following table provides information relating to the beneficial ownership of our common stock by each of the following as of September 30, 1999 and after completion of this offering:

     - each stockholder who owns at least 5% of our common stock;

     - each of the Named Executive Officers and each of our directors; and

     - all of our directors and executive officers as a group.

     Beneficial ownership is determined based on the rules of the Securities and Exchange Commission. The column entitled "Number of Shares Underlying Options Beneficially Owned" indicates the number of shares of common stock subject to options or warrants held by that person that are currently exercisable or that will become exercisable within 60 days after September 30, 1999. These shares are not deemed outstanding for purposes of computing percentage ownership of any other person. Unless otherwise indicated in the footnotes, these stockholders have sole voting or investment power with respect to all shares, subject to applicable community property laws.

     The number and percentage of shares beneficially owned are based on (A) 26,266,654 shares outstanding as of September 30, 1999, (B) the issuance of shares in connection with this offering in this offering, and (C) the assumed exercise for cash of a warrant to purchase 90,000 shares.

                                                              NUMBER OF         PERCENTAGE OF
                                                                SHARES              SHARES
                                              NUMBER OF       UNDERLYING      BENEFICIALLY OWNED
                                                SHARES         OPTIONS       --------------------
                                             BENEFICIALLY    BENEFICIALLY     BEFORE      AFTER
   NAME AND ADDRESS OF BENEFICIAL OWNER        OWNED(1)         OWNED        OFFERING    OFFERING
   ------------------------------------      ------------    ------------    --------    --------
Institutional Venture Partners(2)..........    6,013,882             --        22.9%
  3000 Sand Hill Road
  Building 2, Suite 290
  Menlo Park, California 94025

Matrix Partners(3).........................    6,013,882             --        22.9%
  Bay Colony Corporate Center
  1000 Winter Street, Suite 4500
  Waltham, Massachusetts 02451

Benchmark Capital Partners(4)..............    2,380,496             --         9.1%
  2480 Sand Hill Road
  Suite 200
  Menlo Park, California 94025

Andrew W. Verhalen(5)......................    6,013,882             --        22.9%
Geoffrey Y. Yang(6)........................    6,013,882             --        22.9%
P. Kingston Duffie(7)......................    3,027,145             --        11.5%
Richard N. Tinsley(8)......................    3,027,145             --        11.5%
M. Denise Savoie(9)........................    2,421,210             --         9.2%
Eric Andrews(10)...........................      632,500             --         2.4%
John K. Peters.............................      100,000             --           *           *
Robert J. Finocchio, Jr....................           --        100,000           *           *
All directors and officers as a group (12
  persons)(11).............................   21,656,764      1,044,000        83.1%

-------------------------
  *  Represents beneficial ownership of less than 1%.

 (1) Excludes shares issuable upon options exercisable within 60 days of September 30, 1999.

 (2) Includes 5,595,719 shares held by Institutional Venture Partners VII, L.P., 117,850 shares held by Institutional Venture Management VII, L.P., 178,925 shares held by IVP Founders Fund I, L.P., and 121,388 shares held by IVP Broadband Fund L.P. Geoffrey Y. Yang, a director of Turnstone Systems, is a general partner of Institutional Venture Partners.

 (3) Includes 5,412,493 shares held by Matrix Partners V, L.P. and 601,389 shares held by Matrix Entrepreneurs Fund. Andrew Verhalen, a director of Turnstone Systems, is a general partner of Matrix Partners.

 (4) Includes 1,614,548 shares held by Benchmark Capital Partners II, L.P., 170,927 shares held by Benchmark Founders' Fund II, L.P., 87,401 shares held by Benchmark Founders' Fund II-A, L.P., 27,124 shares held by Benchmark Members' Fund, L.P., and 480,496 shares held by Benchmark Capital Partners II, L.P. as nominee for Benchmark Capital Partners II, L.P., Benchmark Founders' Fund II, L.P., Benchmark Founders' Fund II-A, L.P. and Benchmark Members' Fund, L.P.

 (5) Includes 6,013,882 shares held by entities affiliated with Matrix Partners, of which Mr. Verhalen is a general partner. Mr. Verhalen disclaims beneficial ownership of the shares held by the entities affiliated with Matrix Partners, except to the extent of his pecuniary interest as a general partner.

 (6) Includes 6,013,882 shares held by entities affiliated with Institutional Venture Partners, of which Mr. Yang is a general partner. Mr. Yang disclaims beneficial ownership of the shares held by the entities affiliated with Institutional Venture Partners, except to the extent of his pecuniary interest as a general partner.

 (7) Includes 1,576,638 shares subject to repurchase as of September 30, 1999 by Turnstone Systems upon a termination of employment.

 (8) Includes 1,576,638 shares subject to repurchase as of September 30, 1999 by Turnstone Systems upon a termination of employment.

 (9) Includes 1,412,373 shares subject to repurchase as of September 30, 1999 by Turnstone Systems upon a termination of employment.

(10) Includes 382,135 shares subject to repurchase as of September 30, 1999 by Turnstone Systems upon a termination of employment.

(11) Includes a total of 5,333,160 shares subject to repurchase as of September 30, 1999 by Turnstone Systems upon a termination of employment.

                          DESCRIPTION OF CAPITAL STOCK

GENERAL

     Upon completion of this offering, we will be authorized to issue 200,000,000 shares of common stock, $0.001 par value, and 5,000,000 shares of undesignated preferred stock, $0.001 par value. Immediately after this offering, based on shares outstanding as of September 30, 1999, we estimate there will be
approximately        shares of common stock outstanding, 2,999,000 shares of
common stock will be issuable upon exercise of outstanding options assuming there are no additional option grants after September 30, 1999 and that no shares of preferred stock will be issued and outstanding.

     The figure for outstanding shares of common stock upon completion of this offering reflects the issuance and conversion into common stock of 90,000 shares of Series A Preferred Stock in connection with the assumed exercise for cash of a warrant.

     Upon completion of this offering, our certificate of incorporation and bylaws will contain provisions that are intended to enhance the likelihood of continuity and stability in the composition of the board of directors and which may have the effect of delaying, deferring, or preventing a future takeover or change in control of Turnstone Systems unless such takeover or change in control is approved by our board of directors.

COMMON STOCK

     Holders of common stock are entitled to one vote per share on all matters to be voted upon by the stockholders. Holders of common stock do not have cumulative voting rights, and therefore, holders of a majority of the shares voting for the election of directors can elect all of the directors. If this occurs, the holders of the remaining shares will not be able to elect any directors.

     Holders of our common stock are entitled to receive any dividends that our board of directors may declare from funds legally available for distribution. We have never declared or paid cash dividends on our capital stock and expect to retain future earnings, if any, for use in the operation and expansion of our business. As a result, we do not anticipate paying any cash dividends in the foreseeable future. In addition, we may in the future enter agreements with lenders that could prohibit our paying cash dividends. In the event of liquidation, dissolution or winding up of Turnstone, the holders of common stock are entitled to share ratably in all assets legally available for distribution after payment of all debts and other liabilities and subject to the prior rights of any holders of preferred stock then outstanding. Holders of common stock have no preemptive or other subscription or conversion rights. There are no redemption or sinking fund provisions applicable to the common stock.

PREFERRED STOCK

     Effective upon the closing of this offering, we will be authorized to issue 5,000,000 shares of undesignated preferred stock. The board of directors has the authority to issue the preferred stock in one or more series and to fix the price, rights, preferences, privileges and restrictions thereof, including dividend rights, dividend rates, conversion rights, voting rights, terms of redemption, redemption price, liquidation preferences and the number of shares constituting a series or the designation of such series, without any further vote or action by our stockholders. The issuance of preferred stock, while providing desirable flexibility in connection with possible acquisitions and other corporate purposes, could have the effect of delaying, deferring or preventing a change in control of Turnstone without further action by the stockholders and may adversely affect the market price of, and the voting and other rights of, the holders of common stock. The issuance of preferred stock with voting and conversion rights may adversely affect the voting power of the holders of common stock, including the loss of voting control to others. We have no current plans to issue any shares of preferred stock.

WARRANTS

     As of September 30, 1999, there were warrants outstanding to purchase 135,000 shares of Series A Preferred Stock.

     Comdisco holds a warrant to purchase 90,000 shares of Series A Preferred Stock that will expire on the effectiveness of our initial public offering. We have presumed this warrant will be exercised prior to the closing of this offering. The Comdisco warrant is exercisable at a price of $0.50 per share and may be exercised on a cash or cashless basis. In order to effect a cashless exercise, Comdisco would surrender the right to acquire shares under the warrant with a fair market value equal to the aggregate exercise price of the shares being exercised. For purposes of determining our outstanding capitalization in this Prospectus, we have assumed that Comdisco exercises its warrant for cash in connection with the offering.

     Silicon Valley Bank holds a warrant to purchase 45,000 shares of Series A Preferred Stock, expiring on June 1, 2003. The exercise price for this warrant is $0.50 per share. The exercise price for the warrant issued to Silicon Valley Bank is payable by cash, cancellation of indebtedness or a combination of the two.

REGISTRATION RIGHTS

     Set forth below is a summary of the registration rights of the holders of our Series A Preferred Stock and Series B Preferred Stock, each of which will convert into common stock immediately prior to the consummation of this offering.

     DEMAND REGISTRATION. Beginning six months following the closing date of the initial public offering of our common stock, the holders of registration rights may request us to register shares of common stock subject to our right, upon advice of our underwriters, to reduce the number of shares proposed to be registered. In order to exercise these rights, at least 66 2/3% of the holders of registrable securities must make the request for registration, and these holders must request registration of at least 33 1/3% of the registrable securities then outstanding. We are obligated to effect only two registrations under this provision. If shares requested to be included in a registration must be excluded due to market factors, as determined by the managing underwriter, the shares registered on behalf of the selling stockholders will be allocated among all holders of shares with rights to be included in the registration on the basis of the number of shares with such rights held by such stockholders.

     PIGGYBACK REGISTRATION RIGHTS. Holders of registration rights have unlimited rights to request that shares be included in any company-initiated registration of common stock other than registrations of employee benefit plans or relating to this offering or business combinations subject to Rule 145 under the Securities Act. The underwriters may, for marketing reasons, limit the shares requested to be registered on behalf of all stockholders having the right to request inclusion in such registration. In addition, we have the right to terminate any registration we initiated prior to its effectiveness regardless of any request for inclusion by any stockholders.

     FORM S-3 REGISTRATIONS. After we have qualified for registration on Form S-3, which will not be available until at least 12 months after we become a public reporting company, holders of registration rights may request in writing that we effect an unlimited number of registrations of such shares on Form S-3 if the gross offering price of the shares to be so registered in each such registration exceeds $1,000,000. We are not obligated to effect a registration on Form S-3 prior to expiration of 90 days following effectiveness of the most recent registration requested by the holders.

     TRANSFERABILITY. The registration rights are transferable upon notice by the holder to us of the transfer, provided that the transferee or assignee is an affiliate or constituent partner of the transferor or assignor, or the transferee or assignee acquires at least 500,000 shares, and assumes the rights and obligations of the transferor for such shares.

     TERMINATION. The registration rights will terminate for holders of less than 500,000 shares at such time after this offering as the registrable shares held by that holder may be sold within any three-month period pursuant to Rule 144 of the Securities Act of 1933, and for holders of 500,000 or more shares, on the first to occur of three years after the date we become subject to the reporting requirements of Section 12 of the Exchange Act, and the date on which the holder may sell all its shares pursuant to Rule 144.

ANTITAKEOVER EFFECTS OF PROVISIONS OF OUR CHARTER DOCUMENTS

     Some of the provisions of our certificate of incorporation and bylaws that will become effective upon the completion of this offering could make the following more difficult:

     - acquisition of Turnstone Systems by means of a tender offer;

     - acquisition of Turnstone Systems by means of a proxy contest or otherwise; or

     - the removal of our incumbent officers and directors.

     These provisions, summarized below, are generally expected to discourage coercive takeover practices and inadequate takeover bids. These provisions are also designed to encourage persons seeking to acquire control of Turnstone Systems to first negotiate with our board. We believe that the benefits of increased protection resulting from our potential ability to negotiate with the proponent of an unfriendly or unsolicited proposal to acquire or restructure Turnstone Systems outweigh the disadvantages of discouraging these proposals because we believe that the negotiation of these proposals could result in an improvement of their terms.

     ELECTION AND REMOVAL OF DIRECTORS. Upon completion of this offering, our board of directors will be divided into three classes. The directors in each class will serve for a three-year term, one class being elected each year by our stockholders. This system of electing and removing directors may tend to discourage a third party from making a tender offer or otherwise attempting to obtain control of Turnstone Systems because it generally makes it more difficult for stockholders to replace a majority of the directors. See
"Management -- Board of Directors" for a further discussion of the structure of the Board of Directors.

     STOCKHOLDER MEETINGS. Upon completion of this offering, under our bylaws, only the board of directors, the chairman of the board, the president and chief executive officer may call special meetings of stockholders.

     REQUIREMENTS FOR ADVANCE NOTIFICATION OF STOCKHOLDER NOMINATIONS AND PROPOSALS. Upon completion of this offering, our bylaws will contain advance notice procedures with respect to stockholder proposals and the nomination of candidates for election as directors, other than nominations made by or at the direction of the board of directors or a committee of the board.

     ELIMINATION OF CUMULATIVE VOTING. Upon completion of this offering, our certificate of incorporation and bylaws will not provide for cumulate voting in the election of directors.

     UNDESIGNATED PREFERRED STOCK. The authorization of undesignated preferred stock makes it possible for the board of directors to issue preferred stock with voting or other right or preferences that could impede the success of any attempt to change control of Turnstone Systems. These and other provisions may have the effect of deferring hostile takeovers or delaying changes in control or management of Turnstone.

     AMENDMENT OF CHARTER PROVISIONS. The amendment of the above provisions relating to the election and removal of directors and stockholder meetings will require approval by holders of at least 66 2/3% of the outstanding common stock.

EFFECT OF DELAWARE ANTITAKEOVER STATUTE

     We are subject to Section 203 of the Delaware General Corporation law which regulates corporate acquisitions. Section 203 generally prevents Delaware corporations, including those whose securities are listed for trading on the Nasdaq National Market, from engaging in a business combination with any interested stockholder for three years following the date that such stockholder became an interested stockholder. A business combination includes, among other things, a merger or consolidation involving Turnstone Systems and the interested stockholder and the sale of more than 10% of our assets. Generally, an interested stockholder is any entity or person beneficially owning 15% or more of our outstanding voting stock and any entity or person affiliated with or controlling or controlled by such entity or person. A Delaware corporation may "opt out" of Section 203 with an express provision in its original certificate of incorporation or an express provision in its certification of incorporation or bylaws resulting from amendments approved by the holders of at least a majority of the corporation's outstanding voting shares. We have not "opted out" of Section 203.

TRANSFER AGENT AND REGISTRAR

     The transfer agent and registrar for the common stock is BankBoston, N.A. and can be contacted by phone at (781) 575-3120.

                        SHARES ELIGIBLE FOR FUTURE SALE

     Immediately prior to this offering, there was no public market for our common stock. Future sales of substantial amounts of common stock in the public market could adversely affect the market price of our common stock.

     Upon completion of this offering, we will have outstanding           shares
of common stock, assuming the issuance of           shares of common stock
offered hereby, the exercise for cash of a warrant to acquire 90,000 shares of our capital stock that would otherwise expire upon this offering and no other exercise of outstanding options or warrants after September 30, 1999. Of these
shares, the           shares sold in the offering will be freely tradable
without restriction or further registration under the Securities Act. However, if shares are purchased by "affiliates" as that term is defined in Rule 144 under the Securities Act, their sales of shares would be subject to certain limitations and restrictions that are described below.

     The remaining 26,266,654 shares of common stock held by existing stockholders were issued and sold by Turnstone Systems in reliance on exemptions from the registration requirements of the Securities Act. Of these shares, 26,266,654 shares will be subject to "lock-up" agreements described below on the effective date of the offering. On the effective date of the offering, all shares that would otherwise be eligible for sale pursuant to Rule 144(k) will be subject to lock-up agreements with the underwriters. Upon expiration of the lock-up agreements 180 days after the date of this Prospectus, 26,266,654 shares will become eligible for sale, subject in most cases to the limitations of Rule
144. In addition, Silicon Valley Bank could exercise its warrant for 45,000 shares of our capital stock and holders of stock options could exercise such options and sell certain of the shares issued upon exercise as described below.

                                              APPROXIMATE SHARES
                                                   ELIGIBLE
DAYS AFTER EFFECTIVE DATE OF THIS PROSPECTUS   FOR FUTURE SALE                   COMMENT
--------------------------------------------  ------------------                 -------
On Effective Date.........................                         Shares sold in the offering

90 Days after Effective Date..............                         Freely tradable shares saleable
                                                                   under Rule 144(k) that are not
                                                                   subject to the Lock-up.

May 15, 2000..............................                         10% of shares subject to lock-up
                                                                   released; shares saleable under
                                                                   Rules 144 and 701.
3 days after results for the fiscal quarter
  ended June 30, 2000 are released........                         Additional 25% of shares subject to
                                                                   lock-up released; shares saleable
                                                                   under Rules 144 and 701.
180 Days after Effective Date.............                         Lock-up on remaining shares
                                                                   released; shares saleable under
                                                                   Rules 144 and 701.

     As of September 30, 1999, assuming the exercise of the Comdisco warrant for 90,000 shares of our capital stock, there was one warrant for the purchase of 45,000 shares of our capital stock at a per share exercise price of $0.50 per share, and there were a total of 2,999,000 shares of common stock subject to outstanding options under our 1998 Stock Plan, all of which are subject to lock-up agreements. Immediately after the completion of the offering, we intend to file registration statements on Form S-8 under the Securities Act to register all of the shares of common stock issued or reserved for future issuance under our 1998 Stock Plan, as amended, the 2000 Stock Plan, and 2000 Employee Stock Purchase Plan. On the date 180 days after the effective date of this Prospectus,
a total of                shares of common stock subject to outstanding options
will be vested. After the effective dates of the registration statements on Form S-8, shares purchased upon exercise of options granted pursuant to the 1998 Stock Plan, as amended, the 2000 Stock Plan, and 2000 Employee Stock Purchase Plan generally would be available for resale in the public market.

     Our officers, directors and stockholders have agreed not to sell or otherwise dispose of any of their shares for the time periods described above. Goldman Sachs & Co., however, may in its sole discretion, at any time without notice, release all or any portion of the shares subject to lock-up agreements.

RULE 144

     In general, under Rule 144 as currently in effect, beginning 90 days after the effective date of this prospectus, a person who has beneficially owned shares of our common stock for at least one year would be entitled to sell, within any three-month period, a number of shares that does not exceed the greater of

     - 1% of the number of shares of common stock then outstanding, which will
       equal approximately           shares immediately after this offering; or

     - the average weekly trading volume of our common stock on the Nasdaq National Market during the four calendar weeks preceding the filing of a notice on Form 144 with respect to such sale.

     Sales under Rule 144 are also subject to certain other requirements regarding the manner of sale, notice filing and the availability of current public information about us.

RULE 144(K)

     Under Rule 144(k), a person who is not deemed to have been one of our "affiliates" at any time during the 90 days preceding a sale, and who has beneficially owned the shares proposed to be sold for at least two years, including the holding period of any prior owner other than an "affiliate," is entitled to sell such shares without complying with the manner of sale, notice filing, volume limitation or notice provisions of Rule 144. Therefore, unless otherwise restricted, "144(k) shares" may be sold immediately upon the completion of this offering.

RULE 701

     In general, under Rule 701, any of our employees, directors, officers, consultants or advisors who purchases shares from us in connection with a compensatory stock or option plan or other written agreement before the effective date of the offering is entitled to resell such shares 90 days after the effective date of this offering in reliance on Rule 144, without having to comply with certain restrictions, including the holding period, contained in Rule 144.

     The SEC has indicated that Rule 701 will apply to typical stock options granted by an issuer before it becomes subject to the reporting requirements of the Securities Exchange Act of 1934, along with the shares acquired upon exercise of such options (including exercises after the date of this prospectus). Securities issued in reliance on Rule 701 are restricted securities and, subject to the contractual restrictions described above, beginning 90 days after the date of this prospectus, may be sold by persons other than "affiliates," as defined in Rule 144, subject only to the manner of sale provisions of Rule 144 and by "affiliates" under Rule 144 without compliance with its one year minimum holding period requirement.

                                  UNDERWRITING

     Turnstone Systems and the underwriters for the offering (the "Underwriters") named below have entered into an underwriting agreement with respect to the shares being offered. Subject to certain conditions, each Underwriter has severally agreed to purchase the number of shares indicated in the following table. Goldman, Sachs & Co., Dain Rauscher Incorporated and BancBoston Robertson Stephens Inc. are the representatives of the Underwriters.

                                                              Number of
                        Underwriters                           Shares
                        ------------                          ---------
Goldman, Sachs & Co. .......................................
Dain Rauscher Incorporated..................................
BancBoston Robertson Stephens Inc. .........................

                                                              --------
          Total.............................................
                                                              ========

     If the Underwriters sell more shares than the total number set forth in the table above, the Underwriters have an option to buy up to an additional shares from Turnstone Systems to cover such sales. They may exercise that option for 30 days. If any shares are purchased pursuant to this option, the Underwriters will severally purchase shares in approximately the same proportion as set forth in the table above.

     The following tables show the per share and total underwriting discounts and commissions to be paid to the Underwriters by Turnstone Systems. Such amounts are shown assuming both no exercise and full exercise of the Underwriters' option to purchase additional shares.

                                                               Paid by Turnstone Systems
                                                              ----------------------------
                                                              No Exercise    Full Exercise
                                                              -----------    -------------
Per Share...................................................    $               $
Total.......................................................    $               $

     Shares sold by the Underwriters to the public will initially be offered at the initial public offering price set forth on the cover of this prospectus. Any shares sold by the Underwriters to securities dealers may be sold at a discount
of up to $     per share from the initial public offering price. Any such securities dealers may resell any shares purchased from the Underwriters to
certain other brokers or dealers at a discount of up to $     per share from the
initial public offering price. If all the shares are not sold at the initial offering price, the representatives may change the offering price and the other selling terms.

     Turnstone Systems and its directors, officers and significant stockholders have agreed with the Underwriters not to dispose of or hedge any of their common stock or securities convertible into or exchangeable for shares of common stock during the period from the date of this prospectus continuing through the date 180 days after the date of this prospectus, except with the prior written consent of the representatives and except as described in "Shares Eligible for Future Sale". This agreement does not apply to any existing employee benefit plans. See "Shares Eligible for Future Sale" for a discussion of certain transfer restrictions.

     Prior to the offering, there has been no public market for our common stock. The initial public offering price was negotiated among Turnstone Systems and the representatives. Among the factors considered in determining the initial public offering price of the shares, in addition to prevailing market conditions, were Turnstone Systems' historical performance, estimates of the business potential and earnings prospects of Turnstone Systems, an assessment of Turnstone Systems' management and the consideration of the above factors in relation to market valuation of companies in related business.

     The common stock will be quoted on the Nasdaq National Market under the symbol "TSTN".

     In connection with the offerings, the Underwriters may purchase and sell shares of common stock in the open market. These transactions may include short sales, stabilizing transactions and purchases to cover positions created by short sales. Short sales involve the sale by the Underwriters of a greater number of shares than they are required to purchase in the offering. Stabilizing transactions consist of certain bids or purchases made for the purpose of preventing or retarding a decline in the market price of the common stock while the offering is in progress.

     The Underwriters also may impose a penalty bid. This occurs when a particular Underwriter repays to the Underwriters a portion of the underwriting discount received by it because the representatives have repurchased shares sold by or for the account of such Underwriter in stabilizing or short covering transactions.

     These activities by the Underwriters may stabilize, maintain or otherwise affect the market price of the common stock. As a result, the price of the common stock may be higher than the price that otherwise might exist in the open market. If these activities are commenced, they may be discontinued by the Underwriters at any time. These transactions may be effected on the Nasdaq National Market, in the over-the-counter market or otherwise.

     The Underwriters do not expect sales to discretionary accounts to exceed five percent of the total number of shares offered.

     Turnstone Systems estimates that its share of the total expenses of the offering, excluding underwriting discounts and commissions, will be
approximately $          .

     Turnstone Systems has agreed to indemnify the several Underwriters against certain liabilities, including liabilities under the Securities Act of 1933.

                            VALIDITY OF COMMON STOCK

     The validity of the common stock offered hereby will be passed upon for us by Wilson Sonsini Goodrich & Rosati, Professional Corporation, Palo Alto, California, and for the underwriters by Sullivan & Cromwell, Los Angeles, California. Thomas C. DeFilipps, a member of Wilson Sonsini Goodrich & Rosati, is Secretary of Turnstone Systems. As of the date of this prospectus, WS Investment Company 97B and WS Investment Company 98B, each an investment partnership composed of certain current and former members of and persons associated with Wilson Sonsini Goodrich & Rosati, Professional Corporation, in addition to certain current individual members of Wilson Sonsini Goodrich & Rosati, Professional Corporation, beneficially own an aggregate of 125,290 shares of preferred stock which will automatically convert into our common stock upon the close of this offering.

                                    EXPERTS

     The financial statements of Turnstone Systems, Inc. as of December 31, 1998 and for the period from January 2, 1998 (inception) to December 31, 1998, have been included herein and in the registration statement in reliance on the report of KPMG LLP, independent auditors, appearing elsewhere herein, and upon the authority of that firm as experts in accounting and auditing.

                   WHERE YOU MAY FIND ADDITIONAL INFORMATION

     We filed with the Securities and Exchange Commission a registration statement on Form S-1 under the Securities Act for the shares of common stock in this offering. This prospectus does not contain all of the information in the registration statement and the exhibits and schedule that were filed with the registration statement. For further information with respect to Turnstone Systems and our common stock, we refer you to the registration statement and the exhibits and schedule that were filed with the registration statement. Statements contained in this prospectus about the contents of any contract or any other document that is filed as an exhibit to the registration statement are not necessarily complete, and we refer you to the full text of the contract or other document filed as an exhibit to the registration statement. A copy of the registration statement and the exhibits and schedule that were filed with the registration statement may be inspected without charge at the public reference facilities maintained by the Securities and Exchange Commission in Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549, and copies of all or any part of the registration statement may be obtained from the SEC upon payment of the prescribed fee. You may call the Securities and Exchange Commission at 1-800-SEC-0330 for further information on the operation of the public reference facilities. The Securities and Exchange Commission maintains a World Wide Web site that contains reports, proxy and information statements and other information regarding registrants that file electronically with the Securities and Exchange Commission. The address of the site is http://www.sec.gov.

     Upon completion of this offering, Turnstone Systems will become subject to the information and periodic reporting requirements of the Securities Exchange Act of 1934, and, in accordance with the requirements of the Securities Exchange Act of 1934, will file periodic reports, proxy statements and other information with the Securities and Exchange Commission. These periodic reports, proxy statements and other information will be available for inspection and copying at the regional offices, public reference facilities and web site of the Securities and Exchange Commission referred to above.

     We intend to send to our stockholders annual reports containing audited financial statements for each fiscal year and quarterly reports containing unaudited interim financial statements for the first three quarters of each fiscal year.

                            TURNSTONE SYSTEMS, INC.

                         INDEX TO FINANCIAL STATEMENTS

                                                              PAGE
                                                              ----
Report of KPMG LLP Independent Auditors.....................  F-2
Balance Sheets..............................................  F-3
Statements of Operations....................................  F-4
Statements of Stockholders' Equity..........................  F-5
Statements of Cash Flows....................................  F-6
Notes to Financial Statements...............................  F-7

                    REPORT OF KPMG LLP, INDEPENDENT AUDITORS

The Board of Directors and Stockholders
Turnstone Systems, Inc.

     We have audited the accompanying balance sheet of Turnstone Systems, Inc. (the Company), a development stage company, as of December 31, 1998, and the related statements of operations, stockholders' equity, and cash flows for the period from January 2, 1998 (inception) to December 31, 1998. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

     We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Turnstone Systems, Inc. (a development stage company) as of December 31, 1998, and the results of its operations and its cash flows for the period from January 2, 1998 (inception) to December 31, 1998, in conformity with generally accepted accounting principles.

                                            /s/ KPMG LLP
                                            KPMG LLP
Mountain View, California
November 5, 1999

                            TURNSTONE SYSTEMS, INC.

                                 BALANCE SHEETS
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                                                   SEPTEMBER 30, 1999
                                                             DECEMBER 31,    ------------------------------
                                                                 1998           ACTUAL          PRO FORMA
                                                             ------------    -------------    -------------
                                                                                      (UNAUDITED)
ASSETS
Current assets:
  Cash and cash equivalents................................     $1,338          $ 6,952          $ 6,997
  Accounts receivable, net of allowance for doubtful
     accounts and sales returns of $0 at December 31, 1998
     and $226 at September 30, 1999........................         --            4,776            4,776
  Inventory................................................         --            3,281            3,281
  Prepaid expenses and other current assets................         96              161              161
                                                                ------          -------          -------
          Total current assets.............................      1,434           15,170           15,215
Property and equipment net.................................        508              894              894
Other assets...............................................         28              133              133
                                                                ------          -------          -------
          Total assets.....................................     $1,970          $16,197          $16,242
                                                                ======          =======          =======
LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
  Current obligations under capital leases.................     $  129          $   213          $   213
  Accounts payable.........................................        182            3,817            3,817
  Accrued compensation and benefits........................        129              924              924
  Other accrued expenses...................................         34              526              526
  Deferred revenue.........................................         --            1,152            1,152
                                                                ------          -------          -------
          Total current liabilities........................        474            6,632            6,632
Long-term obligations under capital leases, net of current
  portion..................................................        270              300              300
Other long-term liabilities................................         --               34               34
                                                                ------          -------          -------
          Total liabilities................................        744            6,966            6,966
                                                                ------          -------          -------
Commitments
Stockholders' equity:
  Convertible preferred stock Series A, $0.001 par value,
     12,100 shares authorized; 11,680 shares issued and
     outstanding; aggregate liquidation preference of
     $5,840 (Pro forma  -- no shares outstanding)..........         12               12               --
  Convertible preferred stock Series B, $0.001 par value, 0
     and 3,477 shares authorized; 0 and 3,177 shares issued
     and outstanding at December 31, 1998 and September 30,
     1999, respectively; aggregate liquidation preference
     of $6,195 (Pro forma  -- no shares outstanding).......         --                3               --
  Common stock, $0.001 stated value, 35,000 shares
     authorized; 10,162 and 11,320 shares issued and
     outstanding at December 31, 1998 and September 30,
     1999, respectively (pro forma -- 26,267 shares
     outstanding);.........................................         10               11               26
  Additional paid-in capital...............................      6,119           21,075           21,120
  Deferred stock compensation..............................       (166)          (6,414)          (6,414)
  Accumulated deficit......................................     (4,749)          (5,456)          (5,456)
                                                                ------          -------          -------
          Total stockholders' equity.......................      1,226            9,231            9,276
                                                                ------          -------          -------
                                                                $1,970          $16,197          $16,242
                                                                ======          =======          =======

                 See accompanying notes to financial statements

                            TURNSTONE SYSTEMS, INC.

                            STATEMENTS OF OPERATIONS
                    (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

                                                            YEAR ENDED     NINE MONTHS ENDED
                                                           DECEMBER 31,      SEPTEMBER 30,
                                                           ------------    ------------------
                                                               1998         1998       1999
                                                           ------------    -------    -------
                                                                              (UNAUDITED)
Net revenues.............................................    $    --       $    --    $14,704
Cost of revenues.........................................         --            --      6,920
                                                             -------       -------    -------
Gross profit.............................................         --            --      7,784
Operating expenses:
  Research and development...............................      3,462         2,236      3,609
  Sales and marketing....................................        737           339      2,429
  General and administrative.............................        713           493        943
  Amortization of deferred stock compensation............         29             7      1,559
                                                             -------       -------    -------
          Total operating expenses.......................      4,941         3,075      8,540
                                                             -------       -------    -------
Operating loss...........................................     (4,941)       (3,075)      (756)
                                                             -------       -------    -------
Interest income..........................................        205           175        149
Interest and other expense...............................        (12)           (4)       (37)
                                                             -------       -------    -------
          Total interest and other income................        193           171        112
                                                             -------       -------    -------
Loss before income tax expense...........................     (4,748)       (2,904)      (644)
Income tax expense.......................................          1            --         63
                                                             -------       -------    -------
Net loss.................................................    $(4,749)      $(2,904)   $  (707)
                                                             =======       =======    =======
Basic and diluted net loss per share.....................    $ (3.51)      $ (2.81)   $ (0.18)
                                                             =======       =======    =======
Weighted-average shares outstanding used in computing
  basic and diluted net loss per share...................      1,354         1,035      3,971
                                                             =======       =======    =======

                 See accompanying notes to financial statements

                            TURNSTONE SYSTEMS, INC.

                       STATEMENTS OF STOCKHOLDERS' EQUITY
                                 (IN THOUSANDS)

                                      CONVERTIBLE
                                    PREFERRED STOCK    COMMON STOCK     ADDITIONAL                                      TOTAL
                                    ---------------   ---------------    PAID-IN     DEFERRED STOCK   ACCUMULATED   STOCKHOLDERS'
                                    SHARES   AMOUNT   SHARES   AMOUNT    CAPITAL      COMPENSATION      DEFICIT        EQUITY
                                    ------   ------   ------   ------   ----------   --------------   -----------   -------------
Issuance of restricted common
stock to founders.................      --    $--      8,475    $ 8      $    --        $    --         $    --        $     8
Issuance of Series A preferred
  stock, net of issuance costs....  11,680     12         --     --        5,801             --              --          5,813
Issuance of common stock pursuant
  to stock plans to employees and
  consultants.....................      --     --      1,687      2           83             --              --             85
Issuance of convertible preferred
  stock warrants..................      --     --         --     --           40             --              --             40
Deferred stock compensation.......      --     --         --     --          195           (195)             --             --
Amortization of deferred stock
  compensation....................      --     --         --     --           --             29              --             29
Net loss..........................      --     --         --     --           --             --          (4,749)        (4,749)
                                    ------    ---     ------    ---      -------        -------         -------        -------
Balance at December 31, 1998......  11,680     12     10,162     10        6,119           (166)         (4,749)         1,226
Issuance of Series B preferred
  stock, net of issuance costs
  (unaudited).....................   3,177      3         --     --        6,171             --              --          6,174
Issuance of common stock pursuant
  to stock plans to employees and
  consultants (unaudited).........      --     --      1,158      1          978             --              --            979
Deferred stock compensation
  (unaudited).....................      --     --         --     --        7,807         (7,807)             --             --
Amortization of deferred stock
  compensation (unaudited)........      --     --         --     --           --          1,559              --          1,559
Net loss (unaudited)..............      --     --         --     --           --             --            (707)          (707)
                                    ------    ---     ------    ---      -------        -------         -------        -------
Balance at September 30, 1999
  (unaudited).....................  14,857    $15     11,320    $11      $21,075        $(6,414)        $(5,456)       $ 9,231
                                    ======    ===     ======    ===      =======        =======         =======        =======

                 See accompanying notes to financial statements

                            TURNSTONE SYSTEMS, INC.

                            STATEMENTS OF CASH FLOWS
                                 (IN THOUSANDS)

                                                                          NINE MONTHS ENDED
                                                          YEAR ENDED        SEPTEMBER 30,
                                                         DECEMBER 31,    -------------------
                                                             1998          1998       1999
                                                         ------------    --------    -------
                                                                             (UNAUDITED)
OPERATING ACTIVITIES
Net loss...............................................    $ (4,749)     $ (2,904)   $  (707)
  Adjustments to reconcile net loss to net cash used in
     operating activities:
     Depreciation......................................         108            64        212
     Amortization of deferred stock compensation.......          29             7      1,559
     Common stock issued for services..................           2             2         13
     Provision for doubtful accounts and sales
       returns.........................................          --            --        226
     Changes in assets and liabilities:
       Accounts receivable.............................          --            --     (5,002)
       Inventory.......................................          --            --     (3,281)
       Prepaid expenses and other current assets.......         (56)          (68)       (65)
       Accounts payable................................         182           219      3,635
       Accrued compensation and benefits...............         129            82        795
       Other current and long-term liabilities.........          34            --        526
       Deferred revenue................................          --            --      1,152
                                                           --------      --------    -------
          Net cash used in operating activities........      (4,321)       (2,598)      (937)
INVESTING ACTIVITIES
Acquisition of property and equipment..................        (194)         (490)      (332)
Increase in other assets...............................         (28)          (29)      (105)
                                                           --------      --------    -------
          Net cash used in investing activities........        (222)         (519)      (437)
FINANCING ACTIVITIES
Net proceeds from issuance of convertible preferred
  stock................................................       5,813         5,813      6,174
Proceeds from issuance of common stock.................          91            71        966
Principal payments of capital lease obligations........         (23)           --       (152)
                                                           --------      --------    -------
          Net cash provided by financing activities....       5,881         5,884      6,988
                                                           --------      --------    -------
Net increase in cash and cash equivalents..............       1,338         2,767      5,614
Cash and cash equivalents at beginning of period.......          --            --      1,338
                                                           --------      --------    -------
Cash and cash equivalents at end of period.............    $  1,338      $  2,767    $ 6,952
                                                           ========      ========    =======
Supplemental disclosures of cash flow information:
  Cash paid for interest...............................    $     --      $     --    $    14
  Noncash investing and financing activities:
       Equipment purchases under capital leases........    $    422      $     10    $   266
       Deferred stock compensation.....................    $    195      $      8    $ 7,807
       Convertible preferred stock warrant issuances...    $     40      $     --    $    --

                 See accompanying notes to financial statements

                            TURNSTONE SYSTEMS, INC.

                         NOTES TO FINANCIAL STATEMENTS
                               DECEMBER 31, 1998
      (INFORMATION AS OF SEPTEMBER 30, 1999 AND FOR THE NINE MONTHS ENDED
                   SEPTEMBER 30, 1998 AND 1999 IS UNAUDITED)

1. THE COMPANY

     Turnstone Systems, Inc. (the Company) has been engaged in the development and marketing of the Copper CrossConnect(TM) family of products, which enable the automation and remote management of line installation, qualification and maintenance. The Company commenced the commercial sale of its products in the first quarter of 1999.

     During 1998, the Company was considered to be in the development stage as the Company was engaged primarily in obtaining financing and personnel and in developing its products.

     The Company was incorporated on January 2, 1998. The period from this date to December 31, 1998 is referred to in the accompanying financial statements and notes as "1998" or the "Year ended December 31, 1998".

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

CASH AND CASH EQUIVALENTS

     The Company considers all highly liquid investments with a maturity of 90 days or less when acquired to be cash equivalents. Cash equivalents as of December 31, 1998 and September 30, 1999 consist primarily of money market funds.

     The Company has adopted Statement of Financial Accounting Standards ("SFAS") No. 115, Accounting for Certain Investments in Debt and Equity Securities. SFAS No. 115 requires entities to classify investments in debt and equity securities with readily determined fair values as "held-to-maturity," "available-for-sale" or "trading" and establishes accounting and reporting requirements for each classification. The Company has classified its investment securities as available-for-sale. Available-for-sale securities are carried at fair value, which approximates amortized cost for debt securities.

INVENTORIES

     Inventories consist of finished products which a third party manufactures for the Company. Inventories are stated at the lower of cost (determined by the first-in, first-out method) or market. Under the contract with the third-party manufacturer, the Company has liability for inventories of component parts which become excess or obsolete to the manufacturer as a result of certain Company actions, including the effect of product design changes. As of September 30, 1999 the Company had no reserves for excess or obsolete inventory.

LONG-LIVED ASSETS

     Property and equipment are stated at cost. Depreciation of property and equipment is computed using the straight-line method over the estimated useful lives of the respective assets or, if shorter, the lease terms for assets acquired under capital leases. Useful lives and lease terms generally have been three years.

     The Company evaluates long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to future net cash flows expected to be generated by the asset. If such assets are considered to be impaired,

                            TURNSTONE SYSTEMS, INC.

                               DECEMBER 31, 1998
      (INFORMATION AS OF SEPTEMBER 30, 1999 AND FOR THE NINE MONTHS ENDED
                   SEPTEMBER 30, 1998 AND 1999 IS UNAUDITED)

the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets.

REVENUE RECOGNITION

     The Company recognizes revenue from product sales upon shipment, assuming collectibility of the resulting receivable is probable. When the arrangement with the customer includes future obligations or obtaining customer acceptance, revenue is recognized when those obligations have been met or customer acceptance has been received.

     Revenue from services and support provided under the Company's comprehensive maintenance programs is deferred and recognized on a straight line basis over the period of the contract.

     Deferred revenue represents amounts received from customers in respect of the comprehensive maintenance program in advance of services and support to be provided.

     Revenue from transactions involving the Company's software application products is accounted for in accordance with Statement of Position (SOP) 97-2, Software Revenue Recognition, SOP 98-4, Deferral of Effective Date of SOP 97-2, and SOP 98-9, Software Revenue Recognition with Respect to Certain Arrangements. To date, revenue from such transactions has not been significant.

RESEARCH AND DEVELOPMENT COSTS

     Development costs incurred in the research and development of new products and enhancements to existing products are expensed as incurred until the product has been completed, tested and is ready for commercial manufacturing. To date, hardware development projects have been completed concurrent with the establishment of commercial manufacturing and accordingly no costs have been capitalized. To date, software development projects have been completed concurrent with the establishment of technological feasibility in the form of a working model and, accordingly, no costs have been capitalized.

ACCOUNTING FOR STOCK-BASED COMPENSATION

     The Company uses the intrinsic value method of Accounting Principles Board
(APB) Opinion No. 25, Accounting for Stock Issued to Employees, to account for employee stock-based compensation. Accordingly, compensation cost is recorded on the date of grant to the extent the fair value of the underlying share of common stock exceeds the exercise price for a stock option or the purchase price for a share of common stock. The compensation cost is amortized as a charge against income on an accelerated basis over the vesting terms of stock options in accordance with Financial Accounting Standards Board (FASB) Interpretation No.
28. Pursuant to SFAS No. 123, the Company discloses the pro-forma effect of using the fair value method of accounting for employee stock-based compensation arrangements.

INCOME TAXES

     The Company uses the asset and liability method of accounting for income taxes. Under the asset and liability method, deferred tax assets and liabilities are recognized for the estimated future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those

                            TURNSTONE SYSTEMS, INC.

                               DECEMBER 31, 1998
      (INFORMATION AS OF SEPTEMBER 30, 1999 AND FOR THE NINE MONTHS ENDED
                   SEPTEMBER 30, 1998 AND 1999 IS UNAUDITED)

temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in the statement of operations in the period that includes the enactment date. A valuation allowance is established when necessary to reduce deferred tax assets to the amounts expected to be recovered.

COMPREHENSIVE LOSS

     The Company has no significant components of other comprehensive loss, and, accordingly, the comprehensive loss is the same as net loss for the periods presented.

NET LOSS PER SHARE

     Basic net loss per share is computed using the weighted-average number of outstanding shares of common stock excluding shares of restricted stock subject to repurchase summarized below. Dilutive net loss per share is computed using the weighted-average number of shares of common stock outstanding and, when dilutive, potential shares of restricted common stock subject to repurchase, common stock from options and warrants using the treasury stock method and from convertible securities using the "as-if converted basis". Potential common shares that could dilute earnings per share in future periods but which have been excluded from the determination of diluted net loss per share because the effect of such shares would have been anti-dilutive are as follows (in thousands):

                                                                      SEPTEMBER 30,
                                                     DECEMBER 31,    ----------------
                                                         1998         1998      1999
                                                     ------------    ------    ------
                                                                       (UNAUDITED)
Shares issuable under stock options................      1,500        1,226     2,999
Shares of restricted stock subject to repurchase
  Founders.........................................      6,155        6,685     4,566
  Other employees..................................      1,664        1,664     1,762
Shares issuable pursuant to warrants to purchase
  convertible preferred stock......................        135          135       135
Shares of convertible preferred stock on an "as-if-
  converted" basis.................................     11,680       11,680    14,857
                                                        ------       ------    ------
                                                        21,134       21,390    24,319
                                                        ======       ======    ======

     The weighted-average exercise price of stock options outstanding was $0.07 for the year ended December 31, 1998, $0.05 for the nine months ended September 30, 1998, and $1.75 for the nine months ended September 30, 1999. The weighted-average purchase price of shares of common stock subject to the Company's right of repurchase was $0.001 for each period for shares issued to the Company's founders and was $0.05 for the year ended December 31, 1998 and the nine months ended September 30, 1998 and $0.44 for the nine month period ended September 30, 1999 for shares issued to other employees. The exercise price of warrants to purchase shares of convertible preferred stock is $0.50 for each period. Each share of Series A and Series B convertible preferred stock is convertible into one share of common stock.

                            TURNSTONE SYSTEMS, INC.

                               DECEMBER 31, 1998
      (INFORMATION AS OF SEPTEMBER 30, 1999 AND FOR THE NINE MONTHS ENDED
                   SEPTEMBER 30, 1998 AND 1999 IS UNAUDITED)

FINANCIAL INSTRUMENTS AND CONCENTRATION OF CREDIT RISK

     The carrying values of the Company's financial instruments, consisting of cash and cash equivalents, accounts receivable, accounts payable and obligations under capital leases, approximate fair values.

     Financial instruments, which potentially subject the Company to concentrations of credit risk, consist primarily of cash, cash equivalents and accounts receivable. The Company's cash and cash equivalents are maintained with three highly accredited financial institutions. To reduce credit risk with respect to accounts receivable, the Company performs ongoing evaluations of the financial condition of its customers. The Company does not require collateral from its customers. As of September 30, 1999, three of the Company's customers accounted for 37%, 28%, and 23% of the accounts receivable balance.

USE OF ESTIMATES

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of expenses during the reporting period. Actual results could differ from these estimates.

RECENT ACCOUNTING PRONOUNCEMENTS

     In June 1998, the FASB issued SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities. The Company is required to adopt SFAS No. 133 as amended by SFAS No. 137, in 2001. SFAS No. 133 establishes methods of accounting for derivative financial activities related to those instruments as well as to other activities. To date, the Company has not entered into any derivative financial instruments or hedging activities.

UNAUDITED INTERIM FINANCIAL STATEMENTS

     The financial information as of September 30, 1999 and for the nine months ended September 30, 1998 and 1999 is unaudited. In the opinion of management, the accompanying unaudited financial statements have been prepared on the same basis as the audited financial statements and include all adjustments (consisting only of normal recurring adjustments) that the Company considers necessary for a fair presentation of the financial position at such date and the operations and cash flows for the periods then ended. Operating results for the nine months ended September 30, 1999 are not necessarily indicative of results that may be expected for the year ending December 31, 1999.

INITIAL PUBLIC OFFERING AND UNAUDITED PRO FORMA BALANCE SHEET

     In November 1999, the Board of Directors authorized the filing of a registration statement with the SEC that would permit the Company to sell shares of the Company's common stock in connection with a proposed initial public offering (IPO). If the offering is consummated under the terms presently anticipated, the warrants to purchase 90,000 shares of Series A convertible preferred stock issued to a financing company will be exercised for cash of $45,000 and all shares of Series A and Series B convertible preferred stock will be converted into shares of common stock upon closing of the

                            TURNSTONE SYSTEMS, INC.

                               DECEMBER 31, 1998
      (INFORMATION AS OF SEPTEMBER 30, 1999 AND FOR THE NINE MONTHS ENDED
                   SEPTEMBER 30, 1998 AND 1999 IS UNAUDITED)

proposed IPO. The exercise of the warrants and the conversion of the convertible preferred stock have been reflected in the accompanying unaudited pro forma balance sheet at September 30, 1999.

     Pro forma basic and diluted net loss per share data assuming conversion of the shares of Series A and Series B convertible preferred stock into shares of common stock had occurred at the beginning of the period (or date of issuance if later) are as follows (in thousands, except per share data):

                                                                             NINE MONTHS
                                                             YEAR ENDED         ENDED
                                                            DECEMBER 31,    SEPTEMBER 30,
                                                                1998            1999
                                                            ------------    -------------
                                                                             (UNAUDITED)
                                                                            -------------
Pro forma net loss........................................    $(4,749)         $  (707)
Pro forma basic and diluted net loss per share............    $ (0.38)         $ (0.04)
                                                              =======          =======
Shares used in calculation of pro forma basic and diluted
  net loss per share......................................     12,636           18,718
                                                              =======          =======

3. PROPERTY AND EQUIPMENT

     Property and equipment consists of the following (in thousands):

                                                          DECEMBER 31,    SEPTEMBER 30,
                                                              1998            1999
                                                          ------------    -------------
                                                                           (UNAUDITED)
Furniture and fixtures..................................      $ 93           $  238
Computer equipment and software.........................       444              789
Test equipment..........................................        79              187
                                                              ----           ------
                                                               616            1,214
Less accumulated depreciation and amortization..........       108              320
                                                              ----           ------
                                                              $508           $  894
                                                              ----           ------

     Property and equipment includes assets under capital leases of $447,000 less accumulated depreciation of $93,000 at December 31, 1998 and $718,000 less accumulated depreciation of $229,000 at September 30, 1999.

                            TURNSTONE SYSTEMS, INC.

                               DECEMBER 31, 1998
      (INFORMATION AS OF SEPTEMBER 30, 1999 AND FOR THE NINE MONTHS ENDED
                   SEPTEMBER 30, 1998 AND 1999 IS UNAUDITED)

4. INCOME TAXES

     Income tax expense consists of the following (in thousands):

                                                                           NINE MONTHS
                                                           YEAR ENDED         ENDED
                                                          DECEMBER 31,    SEPTEMBER 30,
                                                              1998            1999
                                                          ------------    -------------
                                                                           (UNAUDITED)
Current:
  Federal...............................................      $ --           $   45
  State.................................................         1               18
                                                              ----           ------
     Total current tax expense..........................         1               63
                                                              ----           ------
Deferred:
  Federal...............................................        --               --
  State.................................................        --               --
                                                              ----           ------
     Total deferred tax expense.........................        --               --
                                                              ----           ------
     Total income tax expense...........................      $  1           $   63
                                                              ====           ======

     Income tax expense differs from the amounts computed by applying the U.S. federal income tax rate of 34% to pretax loss as a result of the following (in thousands):

                                                                           NINE MONTHS
                                                           YEAR ENDED         ENDED
                                                          DECEMBER 31,    SEPTEMBER 30,
                                                              1998            1999
                                                          ------------    -------------
                                                                           (UNAUDITED)
Federal tax at statutory rate...........................    $(1,662)         $  (240)
State taxes, net of federal income tax benefit..........          1               19
Alternative minimum taxes...............................         --               45
Permanent differences -- primarily nondeductible
  compensation..........................................          2              613
Net operating losses (utilized) not benefited...........      1,660             (374)
                                                            -------          -------
  Total income tax expense..............................    $     1          $    63
                                                            =======          =======

                            TURNSTONE SYSTEMS, INC.

                               DECEMBER 31, 1998
      (INFORMATION AS OF SEPTEMBER 30, 1999 AND FOR THE NINE MONTHS ENDED
                   SEPTEMBER 30, 1998 AND 1999 IS UNAUDITED)

     The types of temporary differences that give rise to significant portions of the Company's deferred tax assets and liabilities consist of the following (in thousands):

                                                          DECEMBER 31,    SEPTEMBER 30,
                                                              1998            1999
                                                          ------------    -------------
                                                                           (UNAUDITED)
Deferred tax assets:
  Accruals and reserves.................................    $    24          $   279
  State income taxes....................................         --                6
  Plant and equipment...................................         23               --
  Startup costs.........................................        814              680
  Deferred revenues.....................................         --              222
  Net operating loss and credit carryforwards...........      1,410              864
                                                            -------          -------
     Gross deferred tax assets..........................      2,271            2,051
Valuation allowance.....................................     (2,271)          (2,044)
                                                            -------          -------
     Total deferred tax assets..........................         --                7
                                                            -------          -------
Deferred tax liabilities:
  Property and equipment................................         --               (7)
                                                            -------          -------
     Total deferred tax liabilities.....................         --               (7)
                                                            -------          -------
Net deferred tax assets.................................    $    --          $    --
                                                            =======          =======

     Management has established a valuation allowance for the portion of deferred tax assets for which realization is uncertain. The change in the valuation allowance for deferred tax assets as of December 31, 1998 and September 30, 1999 was an increase of $2,271,000 and a decrease of $227,000, respectively.

     As of December 31, 1998, the Company has net operating loss carryforwards for federal and state income tax purposes of approximately $2,704,000 and $770,000, respectively, available to reduce future income subject to income taxes. The federal and state net operating loss carryforwards expire in 2018 through 2019 and 2006, respectively.

     As of December 31, 1998, the Company has research and other credit carryforwards for federal income tax purposes of approximately $142,000 and $350,000, respectively, available to reduce future income taxes. The federal research credit carryforwards expire in 2018 through 2019. As of December 31, 1998, the Company also has research and other credit carryforwards for state income tax purposes of approximately $110,000 and $180,000, respectively, available to reduce future income taxes.

     Federal and California tax laws impose substantial restrictions on the utilization of net operating loss and credit carryforwards in the event of an "ownership change" for tax purposes, as defined in Section 382 of the Internal Revenue Code. The company has not yet determined if an ownership change has occurred. If such ownership change has occurred, utilization of the net operating losses will be subject to an annual limitation in future years.

                            TURNSTONE SYSTEMS, INC.

                               DECEMBER 31, 1998
      (INFORMATION AS OF SEPTEMBER 30, 1999 AND FOR THE NINE MONTHS ENDED
                   SEPTEMBER 30, 1998 AND 1999 IS UNAUDITED)

5. BANK LINE OF CREDIT

     On June 1, 1998, the Company entered into a $900,000 line of credit agreement with a bank. Borrowings under the line of credit bear interest at the bank's prime rate, mature on December 1, 1999, and are collateralized by certain assets of the Company other than intellectual property. As of December 31, 1998 and September 30, 1999 there were no borrowings outstanding under this agreement.

     In connection with the line of credit agreement, the Company issued to the bank warrants to purchase 45,000 shares of Series A convertible preferred stock at an exercise price of $0.50 per share. The warrants are exercisable through June 1, 2008. No warrants have been exercised as of September 30, 1999. The fair value of the warrants was determined to be $13,000, calculated using the Black-Scholes option pricing model, using the following assumptions: no dividends; contractual term of five years; risk-free interest rate of 5.5%; and expected volatility of 65%. The fair value of the warrants has been recorded as additional paid-in capital and is being amortized as interest expense over the term of the line of credit agreement.

6. LEASE OBLIGATIONS AND COMMITMENTS

     In July 1998, the Company entered into an leasing agreement with a financing company, which allows the Company through October 29, 1999 to draw up to $900,000 for the lease of hardware and $600,000 for the lease of software. The leases are accounted for as capital leases. The lease obligations under this agreement are repayable in 36 equal monthly installments of principal plus interest commencing on the individual lease inception dates and are secured by the leased assets.

     In connection with the equipment leasing agreement, the Company issued to the financing company warrants to purchase 90,000 shares of Series A convertible preferred stock at a price of $0.50 per share. The warrants expire on July 30, 2003 or upon the effectiveness of the Company's initial public offering, if earlier. No warrants have been exercised as of September 30, 1999. The fair value of the warrants was determined to be $27,000, calculated using the Black-Scholes option pricing model, using the following assumptions: no dividends; contractual term of five years; risk-free interest rate of 5.5%; and expected volatility of 65%. The fair value of the warrants has been recorded as additional paid-in capital and is being amortized as interest expense over the term of the lease agreement.

     The Company is also obligated under certain noncancelable operating leases for office space, which requires the Company to pay related property taxes and normal maintenance. The leases expire in 2002 and 2003.

                            TURNSTONE SYSTEMS, INC.

                               DECEMBER 31, 1998
      (INFORMATION AS OF SEPTEMBER 30, 1999 AND FOR THE NINE MONTHS ENDED
                   SEPTEMBER 30, 1998 AND 1999 IS UNAUDITED)

     Future minimum payments required under capital and operating leases as of September 30, 1999 are as follows (in thousands):

                        YEAR ENDING                           CAPITAL   OPERATING
                        DECEMBER 31,                          LEASES     LEASES
                        ------------                          -------   ---------
1999 (three months).........................................   $ 60      $  142
2000........................................................    240         567
2001........................................................    216         567
2002........................................................     39         320
2003........................................................     --          12
                                                               ----      ------
Total future minimum lease payments.........................    555      $1,608
                                                                         ======
Less imputed interest.......................................     42
                                                               ----
Present value of future minimum lease payments under capital
  leases....................................................    513
Less current portion........................................    213
                                                               ----
Long-term portion...........................................   $300
                                                               ====

     In September 1999, the Company entered into a noncancelable operating sublease of a facility the Company previously occupied. Payments to be received under this sublease are as follows: 1999 -- $23,000; 2000 -- $193,000;
2001 -- $199,000; 2002 -- $205,000; and 2003 -- $17,000.

7. STOCKHOLDERS' EQUITY

CONVERTIBLE PREFERRED STOCK

     In 1998, the Company issued 11,680,000 shares of Series A convertible preferred stock at a price of $0.50 per share for cash proceeds of $5,813,000, net of issuance costs of $27,000.

     In 1999, the Company issued 3,176,930 shares of Series B convertible preferred stock at a price of $1.95 per share for cash proceeds of $6,174,000, net of issuance costs of $21,000. Amortization of deferred stock compensation in the nine month period ended September 30, 1999 includes $325,000 of compensation related to the issuance of Series B convertible preferred stock at a price less than deemed fair value.

     The rights, preferences, and privileges of the holders of Series A and Series B convertible preferred stock are as follows:

- each share of Series A and Series B preferred stock is convertible into one share of common stock, subject to certain antidilution provisions.

- shares of Series A and Series B preferred stock automatically convert to common stock on the earlier of consummation of an underwritten initial public offering in which the aggregate proceeds are at least $10,000,000 or $1.50 per share offering; or the date specified by written consent or agreement of at least two-thirds of the Series A and Series B stockholders. Holders of Series A and Series B preferred stock are entitled to noncumulative annual dividends of $0.04 per share and $0.16 per share, respectively, if and when declared by the Company's Board of Directors.

- Series A and Series B preferred stock votes equally with the shares of common stock on an "as-if-converted" basis, but also has class voting rights as provided by law and in the Certificate of Incorporation.

                            TURNSTONE SYSTEMS, INC.

                               DECEMBER 31, 1998
      (INFORMATION AS OF SEPTEMBER 30, 1999 AND FOR THE NINE MONTHS ENDED
                   SEPTEMBER 30, 1998 AND 1999 IS UNAUDITED)

- holders of Series A and Series B preferred stock have a liquidation preference of $0.50 per share and $1.95 per share, respectively, plus all declared but unpaid dividends.

COMMON STOCK

     In 1998, the Company issued 8,475,500 shares of restricted common stock to the three founding members of the Company at a price of $0.001 per share. The shares are subject to a right of repurchase by the Company, which lapses monthly over four year periods ending in October 2001 and January 2002, or on the occurrence of a change of control event. Upon termination of employment, the Company may repurchase all unvested shares at $0.001 per share. The Company maintains a right of first refusal with respect to restricted common stock.

STOCK PLAN

     The 1998 Stock Plan permits the Company to grant employees, outside directors, and consultants qualified stock options, nonstatutory stock options or stock purchase rights to purchase shares of the Company's common stock. Options generally vest 25% with respect to the number granted upon the first anniversary date of the option grant and the remainder vest in equal monthly installments over the 36 months thereafter. Options are exercisable immediately. Shares issued upon exercise of non-vested stock options are subject to the Company's right to repurchase at the original exercise price. The Company's repurchase right lapses in accordance with the vesting schedule for the stock options.

     Under the 1998 Stock Plan, the Company issued 22,690 shares of common stock in 1998 and 15,534 shares during the nine months ended September 30, 1999 in exchange for consulting services. The aggregate estimated fair value of these shares and the resulting expense was $2,000 for the 1998 issuances and $25,000 for the 1999 issuances.

     In July 1999, the Company approved an increase in the number of shares of Common Stock reserved for issuance under the Company's 1998 Stock Plan from 5,324,000 to 6,324,000 shares.

                            TURNSTONE SYSTEMS, INC.

                               DECEMBER 31, 1998
      (INFORMATION AS OF SEPTEMBER 30, 1999 AND FOR THE NINE MONTHS ENDED
                   SEPTEMBER 30, 1998 AND 1999 IS UNAUDITED)

     A summary of the status of the Company's 1998 Stock Plan is as follows (in thousands except for per share data):

                                                                        OUTSTANDING OPTIONS
                                                                ------------------------------------
                                                                             WEIGHTED-    WEIGHTED-
                                                  SHARES                      AVERAGE      AVERAGE
                                               AVAILABLE FOR     NUMBER      EXERCISE     GRANT DATE
                                                   GRANT        OF SHARES      PRICE      FAIR VALUE
                                               -------------    ---------    ---------    ----------
Authorized...................................      5,324             --
Granted with exercise price:
  Less than fair value.......................       (520)           520        $0.13        $0.50
  Equal to fair value........................     (2,807)         2,807         0.05
Exercised....................................         --         (1,687)        0.05
Canceled.....................................        140           (140)        0.05
Forfeited....................................         --             --           --
                                                  ------         ------
Balances as of December 31, 1998.............      2,137          1,500         0.07
Authorized (unaudited).......................      1,000             --           --
Granted with exercise price:
  Less than fair value (unaudited)...........     (2,656)         2,656         2.31        $5.12
Exercised (unaudited)........................         --         (1,157)        0.85
                                                  ------         ------
Balance as of September 30, 1999
  (unaudited)................................        481          2,999        $1.75
                                                  ======         ======
Options exercisable as of September 30, 1999
  (unaudited)................................                     2,999
                                                                 ======

     The following table summarizes information about stock options outstanding as of September 30, 1999:

                                 WEIGHTED-
                                  AVERAGE
                                 REMAINING
  RANGE OF                      CONTRACTUAL
  EXERCISE         NUMBER          LIFE
   PRICES       OUTSTANDING       (YEAR)
------------   --------------   -----------
               (IN THOUSANDS)
               --------------
$0.05 - 0.07         874           8.61
 0.20 - 0.50         443           9.37
 0.95                508           9.58
 1.15 - 1.95         214           9.69
 2.05 - 3.15         372           9.81
 3.65 - 4.15         190           9.90
 5.00                100           9.94
 6.45 - 7.05         298           9.98
                   -----
                   2,999
                   =====

     The Company uses the intrinsic-value method prescribed by APB No. 25 in accounting for its stock-based compensation arrangements for employees whereby compensation cost is recognized to the extent the fair value of the underlying common stock exceeds the exercise price of the stock options at the date of grant. Deferred stock compensation of $195,000 in 1998 and $7,807,000 in the nine-month period ended September 30, 1999 has been recorded for the excess of the fair value of

                            TURNSTONE SYSTEMS, INC.

                               DECEMBER 31, 1998
      (INFORMATION AS OF SEPTEMBER 30, 1999 AND FOR THE NINE MONTHS ENDED
                   SEPTEMBER 30, 1998 AND 1999 IS UNAUDITED)

the common stock underlying the options at the grant date over the exercise price of the options. These amounts are being amortized on an accelerated basis over the vesting period, generally four years, consistent with the method described in FASB Interpretation No. 28. Amortization of deferred compensation was $29,000 in 1998 and $1,559,000 in the nine-month period ended September 30, 1999. Had compensation cost for the Company's stock-based compensation plan been determined consistent with the fair value approach set forth in SFAS No. 123, the Company's net losses would have been as follows (in thousands, except per share amounts):

                                                       YEAR ENDED     NINE MONTHS ENDED
                                                      DECEMBER 31,      SEPTEMBER 30,
                                                          1998              1999
                                                      ------------    -----------------
                                                                         (UNAUDITED)
Net loss -- as reported.............................    $(4,749)           $ (707)
                                                        =======            ======
Net loss -- pro forma...............................    $(4,750)           $ (990)
                                                        =======            ======
Basic and diluted net loss per share -- as
  reported..........................................    $ (3.51)           $(0.18)
                                                        =======            ======
Basic and diluted net loss per share -- pro forma...    $ (3.51)           $(0.25)
                                                        =======            ======

     The fair value of options granted are estimated on the date of grant using the minimum value method with the following weighted-average assumptions: no dividend yield; risk-free interest rates of 5.12% in 1998 and 5.21% in the nine-month period ended September 30, 1999, and an expected life of four years.

8. SEGMENT INFORMATION

     SFAS No. 131, "Disclosure About Segments of an Enterprise and Related Information," establishes standards for the manner in which public companies report information about operating segments, products and services, geographic areas and major customers in annual and interim financial statements. The method of determining what information to report is based on the way that management organizes the operating segments within the enterprise for making operating decisions and assessing financial performance.

     The Company's chief operating decision maker is considered to be the Company's Chief Executive Officer (CEO). From inception of the Company through September 30, 1999, the Company has consisted of one product line. The CEO reviews financial information on an entity level basis for purposes of making operating decisions and assessing financial performance. The entity level financial information is the same as the information presented in the accompanying statements of operations. Accordingly, the Company has determined that it is engaged in a single operating segment.

     All of the Company's revenues have been derived from customers located in the United States and all of the Company's assets are located in the United States.

     For the nine-month period ended September 30, 1999, 55% and 24% of the Company's revenues were attributable to two separate customers.

                               TURNSTONE SYSTEMS

                                   [ART WORK]

------------------------------------------------------
------------------------------------------------------

  No dealer, salesperson or other person is authorized to give any information or to represent anything not contained in this prospectus. You must not rely on any unauthorized information or representations. This prospectus is an offer to sell only the shares offered hereby, but only under circumstances and in jurisdictions where it is lawful to do so. The information contained in this prospectus is current only as of its date.
                           -------------------------

                               TABLE OF CONTENTS

                                       Page
                                       ----
Prospectus Summary...................     1
Risk Factors.........................     4
Note Regarding Forward-looking
  Statements.........................    17
Use of Proceeds......................    18
Dividend Policy......................    18
Capitalization.......................    19
Dilution.............................    20
Selected Financial Data..............    21
Management's Discussion And Analysis
  of Financial Condition And Results
  of Operations......................    22
Business.............................    31
Management...........................    43
Certain Transactions.................    52
Principal Stockholders...............    54
Description of Capital Stock.........    56
Shares Eligible For Future Sale......    60
Underwriting.........................    62
Validity of Common Stock.............    64
Experts..............................    64
Where You May Find Additional
  Information........................    64
Index To Financial Statements........   F-1

                           -------------------------

  Through and including             , 2000 (the 25th day after the date of this
prospectus), all dealers effecting transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to a dealer's obligation to deliver a prospectus when acting as an underwriter and with respect to an unsold allotment or subscription.
------------------------------------------------------
------------------------------------------------------
------------------------------------------------------
------------------------------------------------------
                                            Shares
                            TURNSTONE SYSTEMS, INC.
                                  Common Stock
                           -------------------------

                         [Turnstone Systems, Inc. Logo]

                           -------------------------
                              GOLDMAN, SACHS & CO.

                             DAIN RAUSCHER WESSELS

                               ROBERTSON STEPHENS

                      Representatives of the Underwriters
------------------------------------------------------
------------------------------------------------------

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 13. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

     The following table sets forth the costs and expenses, other than underwriting discounts and commissions, payable by Turnstone Systems in connection with the sale of Common Stock being registered. All amounts are estimates except the SEC registration fee and the NASD filing fee.

SEC registration fee........................................  $   13,427
NASD filing fee.............................................       5,330
Nasdaq National Market listing fee..........................      22,250
Printing and engraving costs................................     300,000
Legal fees and expenses.....................................     400,000
Accounting fees and expenses................................     400,000
Blue Sky fees and expenses..................................      20,000
Transfer Agent and Registrar fees...........................      10,000
Miscellaneous expenses......................................      28,993
                                                              ----------
          Total.............................................  $1,200,000
                                                              ==========

ITEM 14. INDEMNIFICATION OF DIRECTORS AND OFFICERS

     Section 145 of the Delaware General Corporation Law permits a corporation to include in its charter documents, and in agreements between the corporation and its directors and officers, provisions expanding the scope of indemnification beyond that specifically provided by the current law.

     Article XI of Turnstone Systems' Restated Certificate of Incorporation provides for the indemnification of directors to the fullest extent permissible under Delaware law.

     Article VI of Turnstone Systems' Bylaws provides for the indemnification of officers, directors and third parties acting on behalf of Turnstone Systems if such person acted in good faith and in a manner reasonably believed to be in and not opposed to the best interest of Turnstone Systems, and, with respect to any criminal action or proceeding, the indemnified party had no reason to believe his or her conduct was unlawful.

     Turnstone Systems has entered into indemnification agreements with its directors and executive officers, in addition to indemnification provided for in Turnstone Systems' Bylaws, and intends to enter into indemnification agreements with any new directors and executive officers in the future.

ITEM 15. RECENT SALES OF UNREGISTERED SECURITIES

     Since our incorporation in January 1998, we have issued unregistered securities to a limited number of persons as described below.

     None of these transactions involved any underwriters, underwriting discounts or commissions, or any public offering, and we believe that each transaction was exempt from the registration requirements of the Securities Act by virtue of Section 4(2) thereof, Regulation D promulgated thereunder or Rule 701 pursuant to compensatory benefit plans and contracts relating to compensation as provided under such Rule 701. The recipients of securities in each such transaction represented their intention to acquire the securities for investment only and not with a view to or for sale in connection with any distribution thereof, and appropriate legends were affixed to the share certificates and instruments issued in such transactions. All recipients had adequate access, through their relationships with Turnstone Systems, to information about Turnstone Systems.

     1. In January 1998, we issued and sold 8,475,500 shares of common stock to founders at a purchase price per share of $0.001.

     2. Pursuant to our 1998 Stock Plan, from inception to September 30, 1999 we issued and sold an aggregate of 2,844,224 shares of common stock to certain employees, officers, directors and consultants.

     3. On January 12, 1998 and February 27, 1998, we issued and sold a total of 11,680,000 shares of Series A Preferred Stock to a total of 13 investors for an aggregate purchase price of $5,840,000.

     4. On June 1, 1998, in connection with a credit facility, we issued to one party a warrant to purchase 45,000 shares of our Series A Preferred Stock for an aggregate exercise price of $22,500.

     5. One July 29, 1998, in connection with certain equipment leases, we issued to one party a warrant to purchase 90,000 shares of our Series A Preferred Stock for an aggregate exercise price of $45,000.

     6. On January 12, 1999 and June 21, 1999, we issued and sold a total of 3,176,930 shares of Series B Preferred Stock to a total of 12 investors for an aggregate purchase price of $6,195,013.50.

ITEM 16. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

(a) EXHIBITS

EXHIBIT
NUMBER                     DESCRIPTION OF DOCUMENT
-------                    -----------------------
 1.1     Form of Underwriting Agreement
 3.1A    Certificate of Incorporation of Turnstone Systems currently in effect
 3.1B    Certificate of Incorporation of Turnstone Systems to be in
         effect after the closing of the offering made under this
         Registration Statement
 3.2A    Bylaws of Turnstone Systems currently in effect
 3.2B    Bylaws of Turnstone Systems to be in effect after the
         closing of the offering made under this Registration
         Statement
 4.1*    Form of Common Stock certificate
 4.2     Registration Rights Agreement, dated January 12, 1998 by and among Turnstone Systems and certain stockholders of
         Turnstone Systems named therein, as amended as of January
         12, 1999
 4.3     Warrant to purchase shares of Series A Preferred Stock of
         Turnstone Systems issued to Silicon Valley Bank
 4.4     Form of Founder's Restricted Stock Purchase Agreement
         entered into as of January 2, 1998 between Turnstone Systems and each of P. Kingston Duffie, M. Denise Savoie and Richard
         N. Tinsley
 5.1*    Opinion of Wilson Sonsini Goodrich & Rosati, Professional
         Corporation
10.1     Form of Indemnification Agreement entered into by Turnstone
         Systems with each of its directors and executive officers
10.2     1998 Stock Plan and forms of agreement thereunder
10.3     2000 Stock Plan and forms of agreement thereunder
10.4     2000 Employee Stock Purchase Plan and forms of agreement
         thereunder
10.5**   Manufacturing Agreement dated as of October 16, 1998,
         between Turnstone Systems and A-Plus Manufacturing
         Corporation
10.6*    OEM Purchase Agreement, dated effective as of September 1,
         1999, between Turnstone Systems and Lucent Technologies
         Inc., as amended as of September 28, 1999
10.7     Sublease dated June 16, 1999, between Turnstone Systems and
         Finisar Corporation

EXHIBIT
NUMBER                     DESCRIPTION OF DOCUMENT
-------                    -----------------------
23.1     Consent of KPMG LLP, independent auditors
23.2*    Consent of Counsel (included in Exhibit 5.1)
24.1     Power of Attorney (see page II-4)
27.1     Financial Data Schedule

-------------------------
 * To be filed by amendment.

** Confidential treatment requested.

(b) FINANCIAL STATEMENT SCHEDULES

     Schedules not listed above have been omitted because the information required to be set forth therein is not applicable or is shown in the financial statements or notes thereto.

ITEM 17. UNDERTAKINGS

     Turnstone Systems hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreement certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

     Insofar as indemnification by Turnstone Systems for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of Turnstone Systems pursuant to the provisions referenced in Item 14 of this registration statement or otherwise, Turnstone Systems has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act, and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by Turnstone Systems of expenses incurred or paid by a director, officer, or controlling person of Turnstone Systems in the successful defense of any action, suit or proceeding) is asserted by a director, officer or controlling person in connection with the securities being registered hereunder, Turnstone Systems will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

     Turnstone Systems hereby undertakes that:

          (1) For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by Turnstone Systems pursuant to Rule 424(b)(1) or
     (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

          (2) For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Mountain View, State of California, on the 22nd day of November, 1999.

                                          TURNSTONE SYSTEMS, INC.

                                          By:    /s/ RICHARD N. TINSLEY
                                            ------------------------------------
                                                     Richard N. Tinsley
                                               President and Chief Executive
                                                           Officer

                               POWER OF ATTORNEY

     KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below hereby constitutes and appoints Richard N. Tinsley and Denise Savoie, and each of them acting individually, as his or her true and lawful attorneys-in-fact and agents, each with full power of substitution, for him or her in any and all capacities, to sign any and all amendments to this Registration Statement (including post-effective amendments or any abbreviated registration statement and any amendments thereto filed pursuant to Rule 462(b) increasing the number of securities for which registration is sought), and to file the same, with exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, with full power of each to act alone, full power and authority to do and perform each and every act and thing requisite and necessary to be done in connection therewith, as fully for all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or his, her or their substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

     Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated:

                      SIGNATURE                                   TITLE                   DATE
                      ---------                                   -----                   ----

               /s/ RICHARD N. TINSLEY                  President, Chief Executive   November 22, 1999
-----------------------------------------------------  Officer and Director
                 Richard N. Tinsley                    (Principal Executive
                                                       Officer)

               /s/ P. KINGSTON DUFFIE                  Chief Technology Officer     November 22, 1999
-----------------------------------------------------  and Director
                 P. Kingston Duffie

                /s/ M. DENISE SAVOIE                   Chief Financial Officer and  November 22, 1999
-----------------------------------------------------  Vice President, Business
                  M. Denise Savoie                     Operations (Principal
                                                       Financial and Accounting
                                                       Officer)

            /s/ ROBERT J. FINOCCHIO, JR.               Director                     November 22, 1999
-----------------------------------------------------
              Robert J. Finocchio, Jr.

                 /s/ JOHN K. PETERS                    Director                     November 22, 1999
-----------------------------------------------------
                   John K. Peters

                      SIGNATURE                                   TITLE                   DATE
                      ---------                                   -----                   ----

               /s/ ANDREW W. VERHALEN                  Director                     November 22, 1999
-----------------------------------------------------
                 Andrew W. Verhalen

                /s/ GEOFFREY Y. YANG                   Director                     November 22, 1999
-----------------------------------------------------
                  Geoffrey Y. Yang

                               INDEX TO EXHIBITS

EXHIBIT
NUMBER                      DESCRIPTION OF DOCUMENT
-------                     -----------------------
 1.1      Form of Underwriting Agreement
  3.1A    Certificate of Incorporation of Turnstone Systems currently in effect
 3.1B     Certificate of Incorporation of Turnstone Systems to be in
          effect after the closing of the offering made under this
          Registration Statement
 3.2A     Bylaws of Turnstone Systems currently in effect
 3.2B     Bylaws of Turnstone Systems to be in effect after the
          closing of the offering made under this Registration
          Statement
 4.1*     Form of Common Stock certificate
 4.2      Registration Rights Agreement, dated January 12, 1998 by and among Turnstone Systems and certain stockholders of
          Turnstone Systems named therein, as amended as of January
          12, 1999
 4.3      Warrant to purchase shares of Series A Preferred Stock of
          Turnstone Systems issued to Silicon Valley Bank
 4.4      Form of Founder's Restricted Stock Purchase Agreement
          entered into as of January 2, 1998 between Turnstone Systems and each of P. Kingston Duffie, M. Denise Savoie and Richard
          N. Tinsley
 5.1*     Opinion of Wilson Sonsini Goodrich & Rosati, Professional
          Corporation
10.1      Form of Indemnification Agreement entered into by Turnstone
          Systems with each of its directors and executive officers
10.2      1998 Stock Plan and forms of agreement thereunder
10.3      2000 Stock Plan and forms of agreement thereunder
10.4      2000 Employee Stock Purchase Plan and forms of agreement
          thereunder
10.5**    Manufacturing Agreement dated as of October 16, 1998,
          between Turnstone Systems and A-Plus Manufacturing
          Corporation
10.6*     OEM Purchase Agreement, dated effective as of September 1,
          1999, between Turnstone Systems and Lucent Technologies
          Inc., as amended as of September 28, 1999
10.7      Sublease dated June 16, 1999, between Turnstone Systems and
          Finisar Corporation
23.1      Consent of KPMG, LLP, independent auditors
23.2*     Consent of Counsel (included in Exhibit 5.1)
24.1      Power of Attorney (see page II-4)
27.1      Financial Data Schedule

-------------------------
 * To be filed by amendment.

** Confidential treatment requested.